As filed with the Securities and Exchange Commission on November 16, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXPEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	4700	20-2705720
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 108th Avenue N.E.

Bellevue, WA 98004

(425) 679-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert J. Dzielak, Esq.

General Counsel and Secretary

Expedia, Inc.

333 108th Avenue N.E.

Bellevue, WA 98004

(425) 679-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000	Melissa Frugé, Esq. Senior Vice President, General Counsel and Secretary HomeAway, Inc. 1011 W. Fifth Street, Suite 300 Austin, Texas 78703 (512) 684-1100	Paul R. Tobias, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 900 South Capital of Texas Hwy Las Cimas IV, Fifth Floor Austin, TX 78746-5546 (512) 338-5400

Approximate date of commencement of proposed sale of the securities to the public: November 16, 2015, the date on which the preliminary prospectus and tender offer materials are filed and sent to securityholders. The offer cannot, however, be completed prior to the time this Registration Statement becomes effective. Accordingly, any actual sale or purchase of securities pursuant to the offer will occur only after this Registration Statement is effective, subject to the conditions to the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.0001 per share	24,379,763 shares(1)	N/A	$3,119,192,836(2)	$314,103(3)

(1)	Represents the maximum number of shares of Expedia, Inc. common stock estimated to be issuable upon consummation of the offer and subsequent merger (including as a result of the exercise of vested options of HomeAway, full conversion of HomeAway’s 0.125% convertible senior notes due 2019 and full exercise of HomeAway’s outstanding warrants).
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act on the basis of the market value of the shares of HomeAway, Inc. common stock to be cancelled in the offer and the subsequent merger, computed in accordance with Rule 457(f)(1) and Rule 457(f)(3) based on (a) the product of (i) $36.57, the average of the high and low sales prices per share of HomeAway, Inc. common stock on November 11, 2015, as reported by the NASDAQ, and (ii) 118,061,803 (the maximum number of shares of HomeAway, Inc. common stock that may be exchanged in the transactions for the transaction consideration (including shares of HomeAway, Inc. common stock that may become outstanding as a result of the exercise of vested options of HomeAway, full conversion of HomeAway’s 0.125% convertible senior notes due 2019 and full exercise of HomeAway’s outstanding warrants), less (b) $1,198,327,301 (the maximum amount of cash that may be paid by Expedia, Inc. in the transactions). In accordance with Rule 416, this Registration Statement also covers an indeterminate number of additional shares of HomeAway, Inc. securities as may be issuable as a result of stock splits, stock dividends or similar transactions.
(3)	The amount of the filing fee, calculated in accordance with Rule 457(c) and Rule 457(f) under the Securities Act, equals 0.0001007 multiplied by the proposed maximum offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may change. The registrant may not complete the offer and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and the registrant is not soliciting an offer to buy these securities, in any state or jurisdiction in which such offer is not permitted.

PRELIMINARY AND SUBJECT TO CHANGE, DATED NOVEMBER 16, 2015

Offer by

HMS 1 INC.,

a direct wholly owned subsidiary of

EXPEDIA, INC.

to Exchange Each Outstanding Share of Common Stock of

HOMEAWAY, INC.

for

$10.15 in cash

and

0.2065 of a share of common stock of Expedia, Inc.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, AT THE END OF DECEMBER 14, 2015, UNLESS EXTENDED OR TERMINATED.

Expedia, Inc. (“Expedia”), a Delaware corporation, through its direct wholly owned subsidiary HMS 1 Inc., a Delaware corporation (the “Offeror”), is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange for each outstanding share of common stock of HomeAway, Inc., a Delaware corporation (“HomeAway”), par value $0.0001 per share (“HomeAway common stock” and such shares of HomeAway common stock, “HomeAway shares”), validly tendered and not validly withdrawn in the offer:

•	$10.15 in cash; and

•	0.2065 of a share of Expedia common stock, par value $0.0001 per share (“Expedia common stock” and such shares of Expedia common stock, “Expedia shares”), together with cash in lieu of any fractional shares of Expedia common stock;

in each case, without interest and less any applicable withholding taxes.

We refer to the above as the “transaction consideration.”

The Offeror’s obligation to accept for exchange, and to exchange, shares of HomeAway common stock for cash and shares of Expedia common stock in the offer is subject to a number of conditions, including there having been validly tendered and not validly withdrawn a number of shares of HomeAway common stock that, together with any shares of HomeAway common stock directly or indirectly owned by Expedia and the Offeror, represents at least a majority of the outstanding shares of HomeAway common stock. See “The Offer—Conditions of the Offer” for a description of all of such conditions.

The offer is being made pursuant to an Agreement and Plan of Reorganization (the “transaction agreement”), dated November 4, 2015, among Expedia, the Offeror and HomeAway. A copy of the transaction agreement is attached to this document as Annex A.

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer is the first step in Expedia’s plan to acquire all of the outstanding HomeAway shares. If the offer is completed and as a second step in such plan, Expedia intends to consummate as soon as practicable following the consummation of the offer, a merger of the Offeror with and into HomeAway, with HomeAway surviving the merger (which we refer to as the “first merger”). The purpose of the first merger is for Expedia to acquire all HomeAway shares that it did not acquire in the offer. In the first merger, each outstanding HomeAway share that was not acquired by Expedia or the Offeror (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. Upon the consummation of the first merger, the HomeAway business will be held in a wholly owned subsidiary of Expedia, and the former HomeAway stockholders will no longer have any direct ownership interest in the surviving corporation. If the offer is completed, such that Expedia accordingly owns at least a majority of HomeAway’s outstanding common stock, the first merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and accordingly no stockholder vote will be required to complete the first merger. Immediately following the first merger and as the final step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, the surviving corporation will merge with and into Expedia (which we refer to as the “second merger” and together with the first merger, the “mergers”), with Expedia surviving the second merger.

The board of directors of HomeAway unanimously determined that the terms of the transaction agreement and the terms of the offer, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, HomeAway and its stockholders; determined that it is in the best interests of HomeAway and its stockholders to enter into, and declared advisable, the transaction agreement; and approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained in the transaction agreement and the consummation of the offer, the mergers and the other transactions contemplated by the transaction agreement, upon the terms, and subject to the conditions, contained in the transaction agreement. The board of directors of HomeAway has also resolved to recommend that the stockholders of HomeAway accept the offer and tender their shares of HomeAway common stock to the Offeror pursuant to the offer.

The board of directors of Expedia also unanimously determined that the terms of the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, are fair to, and in the best interests of, Expedia and its stockholders.

Expedia common stock is listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “EXPE,” and HomeAway common stock is listed on the NASDAQ under the symbol “AWAY.”

The first merger will entitle HomeAway stockholders to appraisal rights under the DGCL. To exercise appraisal rights, a HomeAway stockholder must strictly comply with all of the procedures under the DGCL. These procedures are described more fully in the section entitled “The Offer—Dissenters’ Rights.”

For a discussion of certain factors that HomeAway stockholders should consider in connection with the offer, please read the section of this document entitled “Risk Factors” beginning on page 22.

You are encouraged to read this entire document and the related letter of transmittal carefully, including the annexes and information referred to or incorporated by reference in this document.

Neither Expedia nor the Offeror has authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this document, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Expedia or the Offeror.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this preliminary prospectus/offer to exchange is November 16, 2015.

i

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	111

DESCRIPTION OF EXPEDIA CAPITAL STOCK	115

COMPARISON OF STOCKHOLDERS’ RIGHTS	118

LEGAL MATTERS	122

EXPERTS	122

WHERE TO OBTAIN MORE INFORMATION	123

Annex A	Agreement and Plan of Reorganization
Annex B	Opinion of Qatalyst Partners LP
Annex C	Directors and Executive Officers of Expedia and the Offeror

This document incorporates by reference important business and financial information about Expedia, HomeAway and their respective subsidiaries from documents filed with the SEC that have not been included in or delivered with this document. This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources. See “Where to Obtain More Information.”

You can obtain the documents incorporated by reference in this document by requesting them in writing or by telephone at the following address and telephone number:

Expedia, Inc.

HQ 333 108th Avenue NE

Bellevue, WA 98004

Attention: Investor Relations

(425) 679-3759

In addition, if you have questions about the offer or the mergers, or if you need to obtain copies of this document and the letter of transmittal or other documents incorporated by reference in this document, you may contact the information agent for this transaction. You will not be charged for any of the documents you request.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 622-1573

Email: HomeAway@dfking.com

If you would like to request documents, please do so by December 7, 2015, in order to receive them before the expiration of the offer.

Information included in this document relating to HomeAway, including but not limited to the descriptions of HomeAway and its business and the information under the headings “Selected Historical Consolidated Financial Data of HomeAway,” “The Offer—Background of the Offer and Mergers,” “The Offer—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors,” “The Offer—Opinion of HomeAway’s Financial Advisor” and “The Offer—Interests of Certain Persons in the Offer and the Mergers,” also appears in the Solicitation/Recommendation Statement on Schedule 14D-9 dated the date of this document and filed by HomeAway with the SEC (the “Schedule 14D-9”). The Schedule 14D-9 is being mailed to holders of HomeAway shares as of the date of this document.

v

QUESTIONS AND ANSWERS ABOUT THE OFFER AND THE MERGERS

Below are some of the questions that you as a holder of HomeAway shares may have regarding the offer and the mergers and answers to those questions. You are urged to carefully read the remainder of this document and the related letter of transmittal and the other documents to which we have referred because the information contained in this section and in the “Summary” is not complete. Additional important information is contained in the remainder of this document and the related letter of transmittal. See “Where to Obtain More Information.” As used in this document, unless otherwise indicated or the context requires, “Expedia” or “we” refers to Expedia, Inc. and its consolidated subsidiaries; the “Offeror” refers to HMS 1 Inc., a direct wholly owned subsidiary of Expedia; and “HomeAway” refers to HomeAway, Inc. and its consolidated subsidiaries.

Who is offering to buy my HomeAway shares?

Expedia, Inc., through the Offeror, its direct wholly owned subsidiary, is making this offer to exchange cash and Expedia common stock for HomeAway shares. Expedia is an online travel company, empowering business and leisure travelers through technology with the tools and information they need to efficiently research, plan, book and experience travel. Expedia seeks to grow its business through a dynamic portfolio of travel brands, including its majority-owned subsidiaries that feature the world’s broadest supply portfolio—including more than 271,000 properties in 200 countries, 400 airlines, packages, rental cars, cruises, as well as destination services and activities. Travel suppliers distribute and market products via Expedia’s traditional desktop offerings, as well as through alternative distribution channels including mobile and social media, its private label business and its call centers in order to reach its extensive, global audience. In addition, Expedia’s advertising and media businesses help other businesses, primarily travel providers, reach a large audience of travelers around the globe.

On November 4, 2015, Expedia, the Offeror and HomeAway entered into an Agreement and Plan of Reorganization, which is referred to as the “transaction agreement.”

What are the classes and amounts of HomeAway securities that Expedia is offering to acquire?

Expedia is seeking to acquire all issued and outstanding shares of HomeAway common stock, par value $0.0001 per share.

What will I receive for my HomeAway shares?

Expedia, through the Offeror, is offering to exchange for each outstanding HomeAway share validly tendered and not validly withdrawn in the offer:

•	$10.15 in cash (the “cash consideration”); and

•	0.2065 of a share of Expedia common stock, par value $0.0001 per share, together with cash in lieu of any fractional shares of Expedia common stock, without interest and less any applicable withholding taxes (the “stock consideration”).

We refer to the cash consideration and the stock consideration above collectively as the “transaction consideration.”

If you do not tender your shares into the offer but the first merger is completed (pursuant to Section 251(h) of the DGCL without a stockholder vote), you will also receive the transaction consideration in exchange for your shares of HomeAway common stock.

What will happen to my options to purchase shares of HomeAway common stock in the offer?

The offer is made only for shares of HomeAway common stock and is not made for any stock options to purchase shares of HomeAway common stock (“HomeAway options”). If you hold a HomeAway option that is exercisable you may, in accordance with the terms and conditions governing such HomeAway option, and, subject to any applicable blackout period(s), exercise the HomeAway option for shares of HomeAway common stock and thereafter participate in the offer, subject to the terms and conditions governing the offer. Any HomeAway options that remain outstanding and unexercised as of the effective time of the first merger shall be treated in accordance with the transaction agreement.

See “Transaction Agreement—Treatment of HomeAway Equity Awards.”

What will happen to my restricted stock units and restricted stock awards relating to shares of HomeAway common stock?

The offer is made only for shares of HomeAway common stock and is not made for any restricted stock units that relate to shares of HomeAway common stock (“HomeAway restricted stock units”) or any restricted stock awards that relate to shares of HomeAway common stock (“HomeAway restricted stock awards”). Any HomeAway restricted stock units and HomeAway restricted stock awards shall be treated in accordance with the transaction agreement.

See “Transaction Agreement—Treatment of HomeAway Equity Awards.”

Will I have to pay any fee or commission to exchange my shares of HomeAway common stock?

If you are the record owner of your shares of HomeAway common stock and you tender these shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares of HomeAway common stock through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your HomeAway shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Why is Expedia making this offer?

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer is the first step in Expedia’s plan to acquire all of the outstanding HomeAway shares, and the first merger is the second step in such plan.

In the offer, if a sufficient number of shares of HomeAway common stock are tendered into the offer such that Expedia and the Offeror will own at least a majority of the outstanding shares of HomeAway common stock, subject to the satisfaction or waiver of the other conditions to the offer, Expedia and the Offeror will accept for exchange, and exchange, the shares tendered in the offer. Then, as soon as practicable thereafter and as the second step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, Expedia intends to consummate a merger of the Offeror with and into HomeAway, with HomeAway surviving the merger (which we refer to as the “first merger”). The purpose of the first merger is for Expedia to acquire all remaining shares of HomeAway common stock that it did not acquire in the offer. Upon consummation of the first merger, the HomeAway business will be held in a direct wholly owned subsidiary of Expedia, and the former stockholders of HomeAway will no longer have any direct ownership interest in the surviving corporation. If the offer is completed (such that Expedia and the Offeror will own at least a majority of the outstanding shares of HomeAway common stock), the first merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and accordingly no stockholder vote will be required to consummate the first merger.

Immediately following the first merger and as the final step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, the surviving corporation will merge with and into Expedia (which we refer to as the “second merger” and together with the first merger, the “mergers”), with Expedia surviving the second merger.

What does the HomeAway board of directors recommend?

The HomeAway board of directors unanimously determined that the terms of the transaction agreement and the terms of the offer, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, HomeAway and its stockholders; determined that it is in the best interests of HomeAway and its stockholders to enter into, and declared advisable, the transaction agreement; and approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained in the transaction agreement and the consummation of the offer, the mergers and the other transactions contemplated by the transaction agreement, upon the terms, and subject to the conditions, contained in the transaction agreement. The HomeAway board of directors has also resolved to recommend that the stockholders of HomeAway accept the offer and tender their shares of HomeAway common stock to the Offeror pursuant to the offer.

See “The Offer—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors” for more information. A description of the reasons for this recommendation is also set forth in HomeAway’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this document.

What are the most significant conditions of the offer?

The offer is conditioned upon, among other things, the following:

•	Minimum Tender Condition—HomeAway stockholders having validly tendered and not validly withdrawn in accordance with the terms of the offer and prior to the expiration of the offer a number of shares of HomeAway common stock that, together with any shares of HomeAway common stock then owned by Expedia and the Offeror, represents at least a majority of all then-outstanding shares of HomeAway common stock (the “minimum tender condition”);

•	Regulatory Approvals—Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated, and the parties having received any applicable approvals, consents or clearances under the competition laws of Germany and Australia;

•	Effectiveness of Form S-4—The registration statement on Form S-4, of which this document is a part, having become effective under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and must not be the subject of any stop order or proceeding seeking a stop order;

•	No HomeAway Material Adverse Effect—There not having occurred (i) any material adverse effect on the ability of HomeAway to consummate the transactions prior to May 4, 2016 or (ii) any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on HomeAway (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer;

•	No Expedia Material Adverse Effect—There not having occurred (i) any material adverse effect on the ability of Expedia to consummate the transactions prior to May 4, 2016 or (ii) any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Expedia (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer;

•	Accuracy of HomeAway’s Representations and Warranties—the representations and warranties of HomeAway contained in the transaction agreement being true and correct as of the expiration date of the offer, subject to specified materiality standards;

•	HomeAway’s Compliance with Covenants—HomeAway must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the transaction agreement prior to the expiration of the offer;

•	Listing of Expedia Common Stock—The shares of Expedia common stock to be issued in the offer and the first merger having been approved for listing on the NASDAQ, subject to official notice of issuance;

•	No Legal Prohibition—No law, order or injunction restraining or enjoining or otherwise prohibiting the consummation of the offer or the mergers must have been enacted, issued, promulgated or granted by a governmental entity of competent jurisdiction; and

•	Tax Opinions—The receipt of a written opinion by each of Expedia and HomeAway from its legal counsel, dated as of the date of the expiration of the offer, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The offer is subject to certain other conditions set forth below in the section entitled “The Offer—Conditions of the Offer.” The conditions to the offer are for the sole benefit of Expedia and the Offeror and may be asserted by Expedia or the Offeror regardless of the circumstances giving rise to any such condition or may be waived by Expedia or the Offeror, by express and specific action to that effect, in whole or in part at any time and from time to time, in each case. However, certain specified conditions (including all the conditions noted above other than the conditions related to a material adverse effect of HomeAway, accuracy of HomeAway’s representations and HomeAway’s compliance with covenants) may only be waived by Expedia or the Offeror with the express written consent of HomeAway. Pursuant to the transaction agreement, HomeAway has the right to require that Expedia and the Offeror waive the conditions set forth in the fifth and tenth bullets above (no material adverse effect on Expedia and receipt of tax opinions). There is no financing condition to the offer.

How long will it take to complete the proposed transaction?

The transaction is expected to be completed early in the first quarter of 2016, subject to the satisfaction or waiver of the conditions described in “The Offer—Conditions of the Offer” and “Transaction Agreement—Conditions of the Mergers.”

How long do I have to decide whether to tender my HomeAway shares in the offer?

The offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, unless extended or terminated. Any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. During any such extension, all HomeAway shares previously tendered and not validly withdrawn will remain subject to the offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s shares. “Expiration date” means 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, unless and until the Offeror has extended the period during which the offer is open, subject to the terms and conditions of the transaction agreement, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by the Offeror, will expire.

Subject to the provisions of the transaction agreement and the applicable rules and regulations of the SEC, and unless HomeAway consents otherwise or the transaction agreement is otherwise terminated, the Offeror must (1) extend the offer in the event that any of the offer conditions (including the minimum tender condition) have not been satisfied or waived as of any then scheduled expiration of the offer, for periods of up to ten business days each in order to permit the satisfaction of the conditions to the offer, and (2) extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or NASDAQ which is applicable to the offer or the mergers. However, the Offeror is not required to extend the offer beyond May 4, 2016 (which is the “outside date”).

Any decision to extend the offer will be made public by an announcement regarding such extension as described under “The Offer—Extension, Termination and Amendment of Offer.”

How do I tender my HomeAway shares?

To tender your HomeAway shares represented by physical certificates into the offer, you must deliver the certificates representing such shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to Computershare Trust Company, N.A. (“Computershare”), the depositary and exchange agent (the “exchange agent”) for the offer, not later than the expiration date. The letter of transmittal is enclosed with this document.

To tender your HomeAway shares in electronic book entry form, you must deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, not later than the expiration date.

If your HomeAway shares are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), these shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company.

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company prior to the expiration date. Tenders received by the exchange agent after the expiration date will be disregarded and of no effect. In all cases, you will receive your consideration for your tendered HomeAway shares only after timely receipt by the exchange agent of certificates for such shares (or of a confirmation of a book-entry transfer of such shares) and a properly completed and duly executed letter of transmittal and any other required documents.

For a complete discussion of the procedures for tendering your HomeAway shares, see “The Offer—Procedure for Tendering.”

Until what time can I withdraw tendered HomeAway shares?

You may withdraw your previously tendered HomeAway shares at any time until the offer has expired and, if the Offeror has not accepted your HomeAway shares for payment by January 14, 2016, you may withdraw them at any time on or after that date until the Offeror accepts shares for payment. Once the Offeror accepts your tendered HomeAway shares for payment upon or after expiration of the offer, however, you will no longer be able to withdraw them. For a complete discussion of the procedures for withdrawing your HomeAway shares, see “The Offer—Withdrawal Rights.”

How do I withdraw previously tendered HomeAway shares?

To withdraw previously tendered HomeAway shares, you must deliver a written notice of withdrawal with the required information to the exchange agent at any time at which you have the right to withdraw shares. If you tendered HomeAway shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your HomeAway shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such HomeAway shares at any time at which you have the right to withdraw shares. For a discussion of the procedures for withdrawing your HomeAway shares, including the applicable deadlines for effecting withdrawals, see “The Offer—Withdrawal Rights.”

When and how will I receive the transaction consideration in exchange for my tendered HomeAway shares?

The Offeror will exchange all validly tendered and not validly withdrawn HomeAway shares promptly after the expiration date of the offer, subject to the terms thereof and the satisfaction or waiver of the conditions to the offer, as set forth in “The Offer—Conditions of the Offer.” The Offeror will deliver the consideration for your validly tendered and not validly withdrawn shares through the exchange agent, which will act as your agent for the purpose of receiving the transaction consideration from the Offeror and transmitting such consideration to you. In all cases, you will receive your consideration for your tendered HomeAway shares only after timely receipt by the exchange agent of certificates for such HomeAway shares (or a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents.

Why does the cover page to this document state that this offer is preliminary and subject to change, and that the registration statement filed with the SEC is not yet effective? Does this mean that the offer has not commenced?

No. Completion of this document and effectiveness of the registration statement are not necessary to commence this offer. The offer was commenced on the date of the initial filing of the registration statement on Form S-4 of which this document is a part. Expedia and the Offeror cannot, however, accept for exchange any HomeAway shares tendered in the offer or exchange any shares until the registration statement is declared effective by the SEC and the other conditions to the offer have been satisfied or waived.

What happens if I do not tender my HomeAway shares?

If, after consummation of the offer, Expedia and the Offeror own a majority of the outstanding HomeAway shares, Expedia intends to immediately complete the first merger as promptly as practicable after the consummation of the offer. Upon consummation of the first merger, each HomeAway share that has not been tendered and accepted for exchange in the offer, unless appraisal rights under Delaware law are properly exercised, will be converted in the first merger into the right to receive the transaction consideration. A letter of transmittal will be sent to you following the consummation of the offer.

Does Expedia have the financial resources to complete the offer and the mergers?

Yes. The transaction consideration will consist of Expedia common stock and cash. The offer and the mergers are not conditioned upon any financing arrangements or contingencies.

If the offer is completed, will HomeAway continue as a public company?

No. Expedia is required, on the terms and subject to the satisfaction or waiver of the conditions set forth in the transaction agreement, to consummate the first merger as soon as practicable following the purchase of HomeAway shares in the offer. If the first merger takes place, HomeAway will no longer be publicly traded. Even if for some reason the first merger does not take place, if Expedia and the Offeror purchase all HomeAway shares validly tendered and not validly withdrawn, there may be so few remaining stockholders and publicly held shares that HomeAway shares will no longer be eligible to be traded through the NASDAQ or other securities exchanges, there may not be an active public trading market for HomeAway shares, and HomeAway may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

Will the offer be followed by a merger if all HomeAway shares are not tendered in the offer?

Yes, unless the conditions to the first merger are not satisfied or waived. If the Offeror accepts for payment and pays for all HomeAway shares validly tendered and not validly withdrawn pursuant to the offer, and the other conditions to the first merger are satisfied or waived, the first merger will take place as soon as practicable thereafter. If the first merger takes place, Expedia will own 100% of the equity of HomeAway, and all of the remaining HomeAway stockholders, other than Expedia, the Offeror, any wholly owned subsidiary of Expedia or HomeAway and any stockholders who are properly exercising their right for appraisal in compliance with the DGCL, will have the right to receive the transaction consideration.

Since the first merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the first merger in the event that the offer is consummated. Expedia is required, on the terms and subject to the satisfaction or waiver of the conditions set forth in the transaction agreement, to consummate the first merger as promptly as practicable following the consummation of the offer. As such, Expedia does not expect there to be a significant period of time between the consummation of the offer and the consummation of the first merger.

What are the U.S. federal income tax consequences of receiving shares of Expedia common stock and cash in exchange for my HomeAway shares in the offer and the first merger?

The offer and the mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Expedia’s obligation to complete the offer that Expedia and HomeAway each receive a written opinion from their respective legal counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), respectively, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, assuming the receipt and accuracy of such opinions, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of HomeAway common stock that receives a combination of shares of Expedia common stock and cash (other than cash received in lieu of fractional shares of Expedia common stock) in exchange for shares of HomeAway common stock pursuant to the offer and/or the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Expedia common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of HomeAway common stock surrendered and (ii) the amount of cash received by such U.S. holder. Non-U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of HomeAway common stock that receive the transaction consideration pursuant to the offer or the first merger may be subject to U.S. withholding tax with respect to cash received.

Each HomeAway stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the offer and the mergers. Tax matters can be complicated, and the tax consequences of the offer and the mergers to a particular HomeAway stockholder will depend on such stockholder’s particular facts and circumstances. HomeAway stockholders should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of HomeAway common stock for the transaction consideration pursuant to the offer or the first merger.

Will I have the right to have my HomeAway shares appraised?

Appraisal rights are not available in connection with the offer, and HomeAway stockholders who tender their shares in the offer will not have appraisal rights in connection with the mergers. However, if the Offeror accepts shares in the offer and the first merger is completed, holders of HomeAway shares will be entitled to exercise appraisal rights in connection with the first merger if they did not tender HomeAway shares in the offer, subject to and in accordance with applicable Delaware law. HomeAway stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their HomeAway shares (exclusive of any element of value arising from the accomplishment or expectation of the mergers) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of HomeAway shares could be based upon considerations other than, or in addition to, the price paid in the offer and the market value of HomeAway shares. The value so determined could be higher or lower than the price per

HomeAway share paid by Expedia or the Offeror pursuant to the offer and the first merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the offer and the mergers, are not opinions as to fair value under applicable Delaware law.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by HomeAway stockholders desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See “The Offer—Dissenters’ Rights.”

Whom should I call if I have questions about the offer?

You may call D.F. King & Co., Inc., the information agent, toll free at (800) 622-1573 or contact the information agent via e-mail at HomeAway@dfking.com.

Where can I find more information about Expedia and HomeAway?

You can find more information about Expedia and HomeAway from various sources described in the section of this document entitled “Where to Obtain More Information.”

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this document. However, this summary does not contain all of the information that may be important to HomeAway stockholders. You are urged to carefully read the remainder of this document and the related letter of transmittal, the annexes to this document and the other information referred to or incorporated by reference in this document because the information in this section and in the “Questions and Answers About the Offer and the Mergers” section is not complete. See “Where to Obtain More Information.”

The Offer and Transaction Consideration (Page 30)

Expedia, through its direct wholly owned subsidiary, the Offeror, is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange for each outstanding share of HomeAway common stock validly tendered and not validly withdrawn in the offer:

•	$10.15 in cash; and

•	0.2065 of a share of Expedia common stock, together with cash in lieu of any fractional shares of Expedia common stock;

in each case, without interest and less any applicable withholding taxes.

We refer to the above as the “transaction consideration.”

HomeAway stockholders will not receive any fractional shares of Expedia common stock in the offer or the first merger, and each HomeAway stockholder who otherwise would be entitled to receive a fraction of a share of Expedia common stock pursuant to the offer or the first merger will be paid an amount in cash (without interest) equal to such fractional part of a share of Expedia common stock multiplied by the volume weighted average closing sale price of one share of Expedia common stock as reported on the NASDAQ for the ten consecutive trading days ending on and including the trading day immediately prior to the final expiration date of the offer. See “Transaction Agreement—Fractional Shares.”

Purpose of the Offer; The Mergers (Page 62)

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer is the first step in Expedia’s plan to acquire all of the outstanding HomeAway shares, and the first merger is the second step in such plan. If the offer is completed, tendered shares of HomeAway common stock will be exchanged for the transaction consideration, and if the first merger is completed, any remaining shares of HomeAway common stock that were not tendered into the offer (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. The purpose of the first merger is for Expedia to acquire all HomeAway shares that it did not acquire in the offer.

Upon the consummation of the first merger, the HomeAway business will be held in a wholly owned subsidiary of Expedia, and the former Expedia stockholders will no longer have any direct ownership interest in such entity. Immediately following the first merger and as the final step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, Expedia will consummate the second merger, in which the surviving corporation in the first merger will merge with and into Expedia, with Expedia surviving the second merger.

Expedia expects to consummate the first merger as promptly as practicable after the consummation of the offer in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the transaction agreement or any other action by the HomeAway stockholders will be required in connection with the first merger or the second merger. See “The Offer—Purpose of the Offer and the Mergers.”

The Companies (Page 28)

Expedia

Expedia, Inc.

333 108th Avenue N.E.

Bellevue, WA 98004

Expedia, Inc., a Delaware corporation, is an online travel company, empowering business and leisure travelers through technology with the tools and information they need to efficiently research, plan, book and experience travel. Expedia seeks to grow its business through a dynamic portfolio of travel brands, including its majority-owned subsidiaries that feature the world’s broadest supply portfolio—including more than 271,000 properties in 200 countries, 400 airlines, packages, rental cars, cruises, as well as destination services and activities. Travel suppliers distribute and market products via Expedia’s traditional desktop offerings, as well as through alternative distribution channels including mobile and social media, its private label business and its call centers in order to reach its extensive, global audience. In addition, Expedia’s advertising and media businesses help other businesses, primarily travel providers, reach a large audience of travelers around the globe.

Offeror

HMS 1 Inc.

c/o Expedia, Inc.

333 108th Avenue N.E.

Bellevue, WA 98004

The Offeror, a Delaware corporation, is a wholly owned direct subsidiary of Expedia, Inc. The Offeror is newly formed, and was organized for the purpose of making the offer and consummating the mergers. The Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the mergers.

HomeAway

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

HomeAway, Inc., a Delaware corporation, operates an online marketplace for the vacation rental industry, with sites representing over one million paid listings of vacation rental homes in over 190 countries. HomeAway is headquartered in Austin, Texas and has operations in select areas internationally. The HomeAway portfolio includes the vacation rental websites HomeAway.com, VRBO.com and VacationRentals.com in the United States; HomeAway.co.uk and OwnersDirect.co.uk in the United Kingdom; HomeAway.de in Germany; Abritel.fr and Homelidays.com in France; HomeAway.es and Toprural.es in Spain; AlugueTemporada.com.br in Brazil; HomeAway.com.au and Stayz.com.au in Australia; and travelmob.com in Singapore. HomeAway also owns a majority interest in Bookabach.com.nz, a vacation rental site in New Zealand, and operates BedandBreakfast.com, a comprehensive global site for finding bed-and-breakfast properties. In addition to its online marketplace, HomeAway also offers software solutions to property managers through its HomeAway Software for Professionals and Glad to Have You products.

Reasons for the Offer (Page 43)

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The Offeror is making the offer and Expedia plans to complete the mergers because it believes that the acquisition of HomeAway by Expedia will provide significant beneficial long-term growth prospects and increased stockholder value for the combined company.

Opinion of HomeAway’s Financial Advisor (Page 45)

HomeAway retained Qatalyst Partners LP (“Qatalyst Partners”), to act as its financial advisor in connection with a potential transaction such as the offer and the mergers. HomeAway selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of HomeAway and the industry in which it operates. At the meeting of the HomeAway board of directors on November 4, 2015, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that as of November 4, 2015 and based upon and subject to the various considerations, limitations and other matters set forth therein, the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Qatalyst Partners, dated November 4, 2015, is attached to this document as Annex B and is incorporated into this document by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the HomeAway board of directors and addressed only, as of the date of the opinion, the fairness from a financial point of view, of the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement. It does not address any other aspect of the offer and the mergers and does not constitute a recommendation as to whether any holder of shares of HomeAway common stock should tender shares of HomeAway common stock in connection with the offer. For a further discussion of Qatalyst Partners’ opinion, see “The Offer—Opinion of HomeAway’s Financial Advisor.”

Expiration of the Offer (Page 56)

The offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, unless extended or terminated. “Expiration date” means 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015 unless and until the Offeror has extended the period during which the offer is open, subject to the terms and conditions of the transaction agreement, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by the Offeror, will expire.

Extension, Termination or Amendment (Page 57)

Subject to the provisions of the transaction agreement and the applicable rules and regulations of the SEC, and unless HomeAway consents otherwise or the transaction agreement is otherwise terminated, the Offeror must (1) extend the offer in the event that any of the conditions to the offer (including the minimum tender condition) have not been satisfied or waived as of any then scheduled expiration of the offer, for periods of up to ten business days each in order to permit the satisfaction of the conditions to the offer, and (2) extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or NASDAQ which is applicable to the offer or the mergers. However, Expedia and the Offeror are not required to extend the offer beyond May 4, 2016 (which is the “outside date”).

The Offeror will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter as described under “The Offer—Extension, Termination and Amendment.” In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing (or having Expedia issue) a press release. During any extension, HomeAway shares previously tendered and not validly withdrawn will remain subject to the offer, subject to the right of each HomeAway stockholder to withdraw previously tendered HomeAway shares.

The transaction agreement provides that it may be terminated if the offer has not been consummated on or before May 4, 2016, and the Offeror may not extend the offer beyond such date without the prior written consent of HomeAway.

No subsequent offering period will be available following the expiration of the offer.

Conditions of the Offer (Page 66)

The offer is subject to certain conditions, including:

•	satisfaction of the minimum tender condition (which requires HomeAway stockholders having validly tendered and not validly withdrawn prior to the expiration of the offer a number of shares of HomeAway common stock that, together with any shares of HomeAway common stock then owned by Expedia and the Offeror, represents at least a majority of all then-outstanding shares of HomeAway common stock);

•	receipt of required regulatory approvals;

•	lack of legal prohibitions;

•	the listing of the shares of Expedia common stock to be issued in the offer and the first merger on the NASDAQ, subject to official notice of issuance;

•	the receipt of opinions by each of Expedia and HomeAway from its legal counsel regarding the tax treatment of the offer and the mergers;

•	the effectiveness of the registration statement on Form S-4 of which this document is a part;

•	no material adverse effect (as defined in “Transaction Agreement—Material Adverse Effect”) having occurred with respect to Expedia and its subsidiaries;

•	no material adverse effect (as defined in “Transaction Agreement—Material Adverse Effect”) having occurred with respect to HomeAway and its subsidiaries;

•	the truth and accuracy of HomeAway’s representations and warranties made in the transaction agreement; and

•	HomeAway being in material compliance with its covenants under the transaction agreement.

The offer is subject to certain other conditions set forth in the section below entitled “The Offer—Conditions of the Offer.” Subject to applicable SEC rules and regulations, the Offeror also reserves the right, in its sole discretion, at any time or from time to time to waive any condition identified as subject to waiver in “The Offer—Conditions of the Offer” by giving oral or written notice of such waiver to the exchange agent. However, certain specified conditions (including the first seven conditions in the immediately preceding list) may only be waived by Expedia or the Offeror with the express written consent of HomeAway. Pursuant to the transaction agreement, HomeAway has the right to require that Expedia and the Offeror waive the fifth and seventh conditions in the immediately preceding list (receipt of tax opinions and no material adverse effect on Expedia).

Withdrawal Rights (Page 58)

Tendered HomeAway shares may be withdrawn at any time prior to the expiration of the offer. Additionally, if the Offeror has not agreed to accept the shares for exchange on or prior to January 14, 2016, HomeAway stockholders may thereafter withdraw their shares from tender at any time after such date until the Offeror accepts the shares for exchange. Once the Offeror accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.

Procedure for Tendering (Page 59)

To validly tender HomeAway shares pursuant to the offer, HomeAway stockholders must:

•	deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates for tendered HomeAway shares to the exchange agent at its address set forth elsewhere this document, all of which must be received by the exchange agent prior to the expiration of the offer; or

•	deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document, and shares must be tendered pursuant to the procedures for book entry tender set forth herein (and a confirmation of receipt of that tender received), and in each case be received by the exchange agent prior to the expiration of the offer.

HomeAway stockholders who hold HomeAway shares in “street name” through a bank, broker or other nominee holder, and desire to tender their HomeAway shares pursuant to the offer, should instruct the nominee holder to do so prior to the expiration of the offer.

Exchange of Shares; Delivery of Cash and Shares of Expedia Common Stock (Page 58)

Upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), as soon as practicable following the expiration date, the Offeror will accept for exchange, and will exchange, all HomeAway shares validly tendered and not validly withdrawn prior to the expiration of the offer.

Regulatory Approvals (Page 67)

The completion of the offer is subject to the expiration or termination of the applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any applicable approvals, consents or clearances under the competition laws of Germany and Australia. These requirements and other issues are discussed under “The Offer—Regulatory Approvals.”

Source and Amount of Funds (Page 75)

The offer and the mergers are not conditioned upon any financing arrangements or contingencies.

Expedia estimates the aggregate amount of cash consideration required to purchase the outstanding shares of HomeAway common stock and consummate the first merger will be approximately $1.02 billion, plus related fees and expenses. Expedia anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) funding under existing credit facilities and/or (iii) new third-party debt financing.

Interests of HomeAway Directors and Officers in the Offer and the Mergers (Page 69)

Certain members of the HomeAway board of directors and executive officers of HomeAway may have interests in the offer, the mergers and the other transactions contemplated by the transaction agreement that are different from, or in addition to, the interests of HomeAway stockholders generally. The HomeAway board of directors was aware of these interests and considered them, among other matters, in approving the transaction agreement and the transactions contemplated by the transaction agreement, as discussed more fully in “Interests of Certain Persons in the Offer and the Mergers.”

•	HomeAway previously entered into employment agreements with its executive officers pursuant to which each of the executive officers of HomeAway is entitled to certain payments and benefits upon a qualifying termination of employment following the effective time of the first merger, including the accelerated vesting of all outstanding, unvested HomeAway equity awards.

•	Pursuant to the terms of HomeAway equity awards held by directors, outstanding, such equity awards will vest if such outside director’s status as a director is terminated other than upon a voluntary resignation (excluding a resignation at the request of the acquiror).

•	HomeAway previously entered into an employment agreement with Brian Sharples that provided that 50% of his unvested HomeAway equity awards will vest upon the effective time of the first merger, and HomeAway has agreed to accelerate the remainder of Mr. Sharples’ HomeAway equity awards upon the effective time of the first merger, such that 100% of his awards will vest upon the effective time of the first merger.

•	Members of the HomeAway board of directors and executive officers of HomeAway are entitled to indemnification and insurance coverage under the transaction agreement.

Dissenters’ Rights (Page 62)

No dissenters’ rights are available in connection with the offer, and HomeAway stockholders who tender their shares in the offer will not have dissenters’ rights in connection with the mergers. However, HomeAway stockholders who do not tender HomeAway shares in the offer will have dissenters’ rights under Delaware law in connection with the first merger, subject to and in accordance with Delaware law. See “The Offer—Dissenters’ Rights.”

Comparative Market Price and Dividend Matters (Page 96)

Expedia common stock is listed on the NASDAQ under the symbol “EXPE,” and HomeAway common stock is listed on the NASDAQ under the symbol “AWAY.” The parties announced the execution of the transaction agreement after the close of trading on November 4, 2015. On November 3, 2015, the trading day before the public announcement of the transaction agreement, the closing price per HomeAway share on the NASDAQ was $31.74, and the closing price per share of Expedia common stock on the NASDAQ was $136.39. On November 13, 2015, the most recent trading date prior to the mailing of this document, the closing price per share of HomeAway common stock on the NASDAQ was $35.77, and the closing price per share of Expedia common stock on the NASDAQ was $125.20.

The market value of the stock portion of the transaction consideration will change as the market value of Expedia common stock fluctuates during the offer period and thereafter. HomeAway stockholders should obtain current market quotations for shares of HomeAway common stock and shares of Expedia common stock before deciding whether to tender their shares of HomeAway common stock in the offer. See “Comparative Market Price and Dividend Matters.”

Ownership of Expedia Common Stock After the Offer and the Mergers (Page 64)

Expedia estimates that former HomeAway stockholders would own, in the aggregate, approximately 14.8% of the outstanding shares of Expedia common stock and approximately 13.5% of the outstanding shares of Expedia’s capital stock (common stock and class B common stock) outstanding after the offer and the mergers, representing approximately 7.6% of the total voting power of the outstanding capital stock (common stock and class B common stock). The percentage of votes for all classes of Expedia’s capital stock is based on one vote for each share of common stock and ten votes for each share of class B common stock.

For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Expedia After the Offer and the Mergers.”

Comparison of Stockholders’ Rights (Page 118)

The rights of Expedia stockholders are different in some respects from the rights of HomeAway stockholders. Therefore, HomeAway stockholders will have different rights as stockholders once they become Expedia stockholders. The differences are described in more detail under “Comparison of Stockholders’ Rights.”

Material U.S. Federal Income Tax Consequences (Page 111)

The offer and the mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Expedia’s obligation to complete the offer that Expedia and HomeAway each receive a written opinion from their respective legal counsel, Wachtell Lipton and WSGR, respectively, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, assuming the receipt and accuracy of such opinions, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of HomeAway common stock that receives a combination of shares of Expedia common stock and cash (other than cash received in lieu of fractional shares of Expedia common stock) in exchange for shares of HomeAway common stock pursuant to the offer and/or the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Expedia common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of HomeAway common stock surrendered and (ii) the amount of cash received by such U.S. holder. Non-U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of HomeAway common stock that receive the transaction consideration pursuant to the offer or the first merger may be subject to U.S. withholding tax with respect to cash received.

Each HomeAway stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the offer and the mergers. Tax matters can be complicated, and the tax consequences of the offer and the mergers to a particular HomeAway stockholder will depend on such stockholder’s particular facts and circumstances. HomeAway stockholders should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of HomeAway common stock for the transaction consideration pursuant to the offer or the first merger.

Accounting Treatment (Page 75)

In accordance with United States generally accepted accounting principles (“GAAP”), Expedia will account for the acquisition of shares through the offer and the mergers under the acquisition method of accounting for business combinations.

Questions about the Offer and the Mergers

Questions or requests for assistance or additional copies of this document may be directed to the information agent at the telephone number and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The information agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 622-1573

Email: HomeAway@dfking.com

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXPEDIA

The following table sets forth summary consolidated financial data for Expedia as of and for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010 and as of and for each of the nine months ended September 30, 2015 and 2014. All references to “fiscal years,” unless otherwise noted, refer to the twelve-month fiscal year.

The summary consolidated financial data as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, were derived from Expedia’s audited consolidated financial statements included in its Current Report on Form 8-K dated November 16, 2015, previously filed with the SEC on November 16, 2015 and incorporated by reference into this document. The summary consolidated financial data as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010, were derived from Expedia’s audited consolidated financial statements not included or incorporated by reference into this document. The summary consolidated financial data as of September 30, 2015 and 2014 and for the nine months ended September 30, 2015 and 2014 were derived from Expedia’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, previously filed with the SEC on October 30, 2015 and incorporated by reference into this document. The summary consolidated financial data as of September 30, 2014 were derived from Expedia’s unaudited consolidated financial statements not included or incorporated by reference into this document.

Such financial data should be read together with, and is qualified in its entirety by reference to, Expedia’s historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in Expedia’s Annual Report on Form 10-K for the period ended December 31, 2014, previously filed with the SEC on February 5, 2015 and incorporated by reference into this document, as updated by the above-referenced Current Report on Form 8-K dated November 16, 2015.

	Nine Months Ended		Year Ended
	September 30,		December 31,(1)
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$4,973,750	$4,407,507	$5,763,485	$4,771,259	$4,030,347	$3,449,009	$3,033,645
Operating income	384,089	423,058	517,764	366,060	431,724	479,609	500,787
Net income attributable to Expedia, Inc.	777,003	332,128	398,097	232,850	280,171	472,294	421,500
Earnings per share attributable to Expedia, Inc. available to common stockholders:
Basic	6.03	2.57	3.09	1.73	2.09	3.48	2.98
Diluted	5.86	2.48	2.99	1.67	2.00	3.41	2.93
Shares used in computing earnings per share:
Basic	128,822	129,326	128,912	134,912	134,203	135,888	141,233
Diluted	132,602	133,683	133,168	139,593	139,929	138,702	144,014

Consolidated balance sheet data (at period end):
Cash and cash equivalents	$1,455,339	$2,252,748	$1,402,700	$1,021,033	$1,293,161	$689,134	$621,199
Working deficit	(2,767,774)	(704,889)	(1,262,126)	(1,075,094)	(367,809)	(278,928)	(187,792)
Total assets	12,403,273	9,424,988	9,020,538	7,739,481	7,132,746	6,505,258	6,656,922
Long-term debt(2)	2,475,425	1,746,712	1,746,787	1,249,412	1,249,345	1,249,281	1,249,221
Total liabilities	9,329,595	6,902,666	6,566,736	5,115,625	4,729,885	4,200,091	3,920,219
Redeemable noncontrolling interest	567,480	520,443	560,073	364,871	13,473	—	—
Non-redeemable noncontrolling interest	65,150	117,091	109,462	113,521	109,129	105,303	64,159
Total stockholders’ equity	2,506,198	2,001,879	1,893,729	2,258,985	2,389,388	2,305,167	2,736,703

(1)	On December 20, 2011, Expedia completed the spin-off of TripAdvisor. Immediately prior to the spin-off, Expedia effected a one-for-two reverse stock split. In order to complete the spin-off, Expedia was required to redeem the $400 million principal of its 8.5% senior notes due 2016 (“8.5% Notes”), which were legally extinguished in the first quarter of 2012. Accordingly, the results of operations and financial condition of TripAdvisor, and related debt extinguishment losses have been presented in discontinued operations for all periods presented. Further, all Expedia common stock information and related per share prices have been adjusted to reflect the reverse stock split.
(2)	Excludes the 8.5% Notes, which were included within current liabilities of discontinued operations as of December 31, 2011 and within noncurrent liabilities of discontinued operations for December 31, 2010.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HOMEAWAY

The following table sets forth summary consolidated financial data for HomeAway as of and for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010 and as of and for each of the nine months ended September 30, 2015 and 2014. All references to “fiscal years,” unless otherwise noted, refer to the twelve-month fiscal year.

The summary consolidated financial data as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012, were derived from HomeAway’s audited consolidated financial statements included in its Annual Report on Form 10-K for the period ended December 31, 2014, previously filed with the SEC on February 25, 2015 and incorporated by reference into this document. The summary consolidated financial data as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010, were derived from HomeAway’s audited consolidated financial statements not included or incorporated by reference into this document. The summary consolidated financial data as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 were derived from HomeAway’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, previously filed with the SEC on November 6, 2015 and incorporated by reference into this document. The summary consolidated financial data as of September 30, 2014 were derived from HomeAway’s unaudited consolidated financial statements not included or incorporated by reference into this document.

Such financial data should be read together with, and is qualified in its entirety by reference to, HomeAway’s historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in the above-referenced Annual Report on Form 10-K.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands except per share data)
Consolidated Statements of Operations Data(1):
Revenue:
Listing	$301,281	$278,459	$371,939	$294,661	$238,413	$199,457	$152,890
Other	74,272	58,591	74,823	51,828	41,991	30,766	14,994

Total revenue	375,553	337,050	446,762	346,489	280,404	230,223	167,884
Operating income	$27,168	$32,926	$40,026	$33,821	$29,795	$22,681	$13,760
Net income (loss) attributable to common stockholders	$5,942	$13,222	$13,384	$17,686	$14,961	$(18,500)	$(18,290)
Net income (loss) per share attributable to common stockholders:
Basic	$0.06	$0.14	$0.14	$0.21	$0.18	$(0.31)	$(0.48)
Diluted	$0.06	$0.14	$0.14	$0.20	$0.18	$(0.31)	$(0.48)
Weighted average number of shares outstanding:
Basic	95,162	93,507	93,727	85,378	82,382	59,549	38,143
Diluted	97,389	96,358	96,481	88,259	84,942	59,549	38,143

	September 30,		December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$301,293	$292,103	$292,325	$324,608	$189,478	$118,208	$65,697
Working capital (deficit)	720,379	626,925	634,543	220,429	121,990	72,331	(20,484)
Total assets	1,598,537	1,524,261	1,530,128	1,080,672	722,675	604,631	489,742
Convertible senior notes, net	329,905	311,738	316,181	—	—	—	—
Total liabilities	629,688	583,707	588,578	246,733	205,642	163,622	127,851
Total redeemable and convertible preferred stock	—	—	—	—	—	—	478,965
Total stockholders’ equity (deficit)	959,816	930,323	931,808	823,355	517,033	441,009	(117,074)

(1)	The final results of acquired businesses are included in HomeAway’s consolidated financial statements beginning on the dates of acquisition. Acquisitions impacting the periods above include: AlugueTemporada.com.br in Brazil in March 2010; BedandBreakfast.com in the United States in March 2010; Escapia, Inc. in the United States in October 2010; Instant Software in the United States in October 2010; RealHolidays.com.au in Australia in April 2011; Second Porch, Inc. in the United States in April 2011; Toprural.com in Spain in April 2012; travelmob Pte. Ltd. in Singapore in August 2013; Bookabach Limited in New Zealand in November 2013; Stayz Pty Limited in Australia in December 2013; and Glad to Have You, Inc. in the United States in March 2014.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data has been prepared to reflect the acquisition of HomeAway by Expedia. On November 4, 2015, Expedia and HomeAway announced that they have entered into the transaction agreement under which Expedia has agreed to acquire HomeAway, including all of its brands. The transaction has not yet closed. Under the terms of the transaction agreement, Expedia is offering to acquire each outstanding share of HomeAway common stock in exchange for $10.15 in cash and 0.2065 of a share of Expedia common stock. In addition, on September 17, 2015, Expedia completed its acquisition of Orbitz Worldwide, Inc. (“Orbitz”), including all of its brands, including Orbitz, ebookers, HotelClub, CheapTickets, Orbitz Partner Network and Orbitz for Business.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Expedia and HomeAway as of September 30, 2015, giving effect to the completion of the offer and the mergers as if they had occurred on September 30, 2015. The unaudited pro forma condensed combined statement of operations combines the historical consolidated statements of operations of Expedia, Orbitz and HomeAway for the nine months ended September 30, 2015 and year ended December 31, 2014, giving effect to the completion of the offer and the mergers as if they had occurred on January 1, 2014. The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the offer and the mergers and changes in commodity and share prices.

The summary selected unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Expedia would have been had the transactions occurred on the dates assumed, nor is this information necessarily indicative of future consolidated results of operations or financial position. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes included in this document.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
	(In thousands, except per share data)
Revenue	$7,110,688	$6,005,837
Net income attributable to the Company	$297,836	$787,416
Earnings per share attributable to Expedia, Inc. available to common stockholders:
Basic	$2.00	$5.28
Diluted	$1.94	$5.13
Shares used in computing earnings per share:
Basic	149,121	149,031
Diluted	153,734	153,452

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2015
(In thousands)
Total assets	$17,027,984
Total liabilities	$11,250,032
Total stockholders’ equity	$5,197,539

COMPARATIVE PER SHARE DATA

(UNAUDITED)

The following table reflects historical information about basic and diluted earnings per share, cash dividends per share, and book value per share for the nine months ended September 30, 2015 and the fiscal year ended December 31, 2014, on a historical basis, and for Expedia (including Orbitz) and HomeAway on an unaudited pro forma combined basis after giving effect to the transactions. The pro forma data of the combined company assumes the acquisition of 100% of the shares of HomeAway common stock by Expedia and was derived by combining the historical consolidated financial information of Expedia (including Orbitz) and HomeAway as described elsewhere in this document. For a discussion of the assumptions and adjustments made in preparing the pro forma financial information presented in this document, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

HomeAway stockholders should read the information presented in the following table together with the historical financial statements of Expedia, Orbitz and HomeAway and the related notes which are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this document. The pro forma data is unaudited and for illustrative purposes only. HomeAway stockholders should not rely on this information as being indicative of the historical results that would have been achieved during the periods presented had the companies always been combined or the future results that the combined company will achieve after the consummation of the offer and the mergers. This pro forma information is subject to risks and uncertainties, including those discussed in “Risk Factors.”

	Expedia Historical	HomeAway Historical	Pro Forma Combined	Pro Forma Equivalent HomeAway Share(1)
Earnings per share attributable to common stockholders for the nine months ended September 30, 2015:
Basic	$6.03	$0.06	$5.28	$1.09
Diluted	$5.86	$0.06	$5.13	$1.06
Cash dividends declared per share for the nine months ended September 30, 2015	$0.60	$—	n/a	n/a
Book value per share as of September 30, 2015	$19.44	$10.09	$34.86	7.20

Earnings per share attributable to common stockholders for the year ended December 31, 2014:
Basic	$3.09	$0.14	$2.00	$0.41
Diluted	$2.99	$0.14	$1.94	$0.40
Cash dividends declared per share for the year ended December 31, 2014	$0.66	$—	n/a	n/a

(1)	The HomeAway pro forma equivalent per share amounts were calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.2065

RISK FACTORS

HomeAway stockholders should carefully read this document and the other documents referred to or incorporated by reference into this document, including in particular the following risk factors, in deciding whether to tender shares pursuant to the offer.

Risk Factors Relating to the Offer and the Mergers

The stock portion of the transaction consideration is fixed and will not be adjusted. Because the market price of Expedia common stock may fluctuate, HomeAway stockholders cannot be sure of the market value of the transaction consideration they will receive in exchange for their HomeAway shares in connection with the transactions.

In connection with the offer and the first merger, HomeAway stockholders will receive cash and a fixed number of Expedia shares of common stock for each of their shares of HomeAway common stock (i.e., 0.2065 of a share of Expedia common stock for each HomeAway share). Because the number of shares of Expedia common stock being offered as part of the transaction consideration will not vary based on the market value of Expedia common stock, the portion of the market value of the transaction consideration that you will receive in the offer or first merger that is based on the value of Expedia common stock will vary based on the price of such stock at the time you receive the transaction consideration. The market price of Expedia common stock may decline after the date of this document, after you tender your shares and/or after the offer and the first merger are completed.

A decline in the market price of Expedia common stock could result from a variety of factors beyond Expedia’s control, including, among other things, the possibility that Expedia may not achieve the expected benefits of the acquisition of HomeAway as rapidly or to the extent anticipated, HomeAway’s business may not perform as anticipated following the transactions, the effect of Expedia’s acquisition of HomeAway on Expedia’s financial results may not meet the expectations of Expedia, financial analysts or investors, or the addition and integration of HomeAway’s business may be unsuccessful, take longer or be more disruptive than anticipated, as well as numerous factors affecting Expedia and its businesses that are unrelated to HomeAway.

Because the offer will not be completed until certain conditions have been satisfied or waived, a significant period of time may pass between the commencement of the offer, the time you tender your shares and the time that the Offeror accepts your shares for payment. Therefore, at the time you tender your shares of HomeAway common stock pursuant to the offer, you will not know the exact market value of the stock portion of the transaction consideration that will be issued if the Offeror accepts such shares for payment.

See “Comparative Market Price and Dividend Matters” of this document. You are urged to obtain current market quotations for shares of HomeAway common stock and for shares of Expedia common stock.

The offer remains subject to conditions that Expedia cannot control.

The offer is subject to conditions, including that a majority of the outstanding shares of HomeAway common stock have been validly tendered into the offer (and not validly withdrawn), receipt of required regulatory approvals, lack of legal prohibitions, no material adverse effect (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”) having occurred with respect to HomeAway or Expedia and their respective subsidiaries, the truth and accuracy of HomeAway’s representations and warranties made in the transaction agreement (subject to specified materiality standards), HomeAway being in material compliance with its covenants under the transaction agreement, the listing of the shares of the Expedia common stock to be issued in the offer and the first merger being authorized for listing on the NASDAQ, the receipt of an opinion by each of Expedia and HomeAway from its legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the registration statement on Form S-4 of which this document is a part becoming effective, and the transaction agreement not having been terminated in accordance with its terms. There are no assurances that all of the conditions to the offer will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the offer are not met, then Expedia may, subject to the terms and conditions of the transaction agreement, allow the offer to expire, or amend or extend the offer. See “The Offer—Conditions of the Offer” for a discussion of the conditions to the offer.

If the transactions are completed, HomeAway stockholders will receive Expedia common stock as part of the transaction consideration and will accordingly become Expedia stockholders. Expedia common stock may be affected by different factors than HomeAway common stock, and Expedia stockholders will have different rights than HomeAway stockholders.

Upon consummation of the transactions, HomeAway stockholders will receive shares of Expedia common stock as part of the transaction consideration and will accordingly become Expedia stockholders. Expedia’s business differs from that of HomeAway, and Expedia’s results of operations and the trading price of HomeAway common stock may be adversely affected by factors different from those that would affect HomeAway’s results of operations and stock price.

In addition, holders of shares of Expedia common stock will have rights as Expedia stockholders that differ from the rights they had as HomeAway stockholders before the transactions. For a comparison of the rights of Expedia stockholders to the rights of HomeAway stockholders, see “Comparison of Stockholders’ Rights.”

The receipt of shares of Expedia common stock in the offer and/or the first merger may be taxable to HomeAway stockholders.

The offer is contingent upon the receipt of an opinion by each of Expedia and HomeAway from its legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if the offer and the mergers are not treated as component parts of an integrated transaction for U.S. federal income tax purposes, if the mergers are not completed or if the transaction otherwise fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the exchange of HomeAway shares for shares of Expedia common stock in the offer and/or the first merger will be taxable to such HomeAway stockholders for U.S. federal income tax purposes.

HomeAway stockholders should consult their own tax advisors to determine the specific tax consequences to them of the offer and the mergers, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

Risk Factors Relating to Expedia and the Combined Company

Expedia may fail to realize all of the anticipated benefits of the offer and the mergers or those benefits may take longer to realize than expected.

The full benefits of the transactions, including the anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the transactions could adversely affect Expedia’s results of operations or cash flows, cause dilution to the earnings per share of Expedia, decrease or delay the expected accretive effect of the transactions, and negatively impact the price of Expedia common stock.

In addition, Expedia and HomeAway will be required to devote significant attention and resources prior to closing to prepare for the post-closing operation of the combined company, and Expedia will be required post-closing to devote significant attention and resources to successfully align the business practices and operations of Expedia and HomeAway. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the transactions.

HomeAway’s transition to a primarily transaction-based business subjects it to additional business, legal, financial and competitive risks.

Historically, HomeAway has generated revenues primarily when owners or managers of vacation rentals pay HomeAway subscription fees for the listing of their properties on the HomeAway family of sites. While subscription fees are the predominant source of revenue for HomeAway today, a minority of HomeAway’s revenue is generated from a commission-based business model, where the owner or manager of the property pays HomeAway a commission on a transactional basis for each booking of the property by a traveler. HomeAway has announced its intention to transition to a business model where the primary source of its revenues would be generated on a per booking basis by expanding its practice of charging a commission to the owner or manager of a property each time a property is booked, as well as a fee to the traveler in connection with such booking. This transition involves significant additional risks and potential costs for HomeAway, including:

•	delays or unanticipated costs in implementing the transition, which may delay or negate any expected benefits;

•	supplier disruption similar or worse to disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	suppliers and travelers may not adopt HomeAway’s new payment structures as expected or at all, or may choose to transact with competitors;

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in;

•	failure to implement or expand HomeAway’s technology, systems and network infrastructure in light of additional payment processing and reporting complexity, or failure to do so at a reasonable cost;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment;

•	increased risk of fraud; and

•	additional potential tax exposures.

These risks could have a material adverse effect on HomeAway’s business and results of operations, which in turn could have a material adverse effect on Expedia’s operations and financial results.

Expedia and HomeAway will incur direct and indirect costs as a result of the offer and the mergers.

Expedia and HomeAway will incur substantial expenses in connection with and as a result of completing the offer and the mergers and, following the completion of the mergers, Expedia expects to incur additional expenses in connection with combining the businesses, operations, policies and procedures of Expedia and HomeAway. Factors beyond Expedia’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the transactions could adversely affect each company’s business, regardless of whether the offer and the mergers are completed.

Expedia’s and HomeAway’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this document.

The pro forma financial information contained in this document is presented for illustrative purposes only and may differ materially from what Expedia’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Expedia, Orbitz Worldwide, Inc. (“Orbitz”), which Expedia acquired in September 2015, and HomeAway, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the transactions. The assets and liabilities of Orbitz and HomeAway have been measured at fair value based on various preliminary estimates using assumptions that Expedia management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Expedia’s financial condition or results of operations following the completion of the transactions. Any potential decline in Expedia’s financial condition or results of operations may cause significant variations in the share price of Expedia. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Expedia expects to obtain financing in connection with the offer and the mergers and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

Expedia currently expects to finance the offer and the mergers with available cash, incurrence of debt under existing credit facilities and/or the issuance and/or arrangement of new debt, as described in “The Offer—Source and Amount of Funds” below. Expedia’s ability to obtain any such new debt financing will depend on, among other factors, prevailing market conditions and other factors beyond Expedia’s control. Expedia cannot assure you that it will be able to obtain new debt financing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. Completion of the offer and the mergers is not conditioned on obtaining such new debt financing.

Expedia has a substantial amount of debt and expects to incur additional debt in connection with the offer and the mergers.

Expedia has significant outstanding debt and other financial obligations and significant unused borrowing capacity, each of which subjects Expedia to certain risks, including (1) increasing Expedia’s vulnerability to general adverse economic and industry conditions, (2) requiring Expedia to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes, (3) making it difficult for Expedia to optimally capitalize and manage the cash flow of its businesses, (4) limiting Expedia’s flexibility in planning for, or reacting to, changes in its business and the markets in which it operates, (5) placing Expedia at a competitive disadvantage compared to its competitors that have less debt and (6) limiting Expedia’s ability to borrow additional funds or to borrow funds at rates or on other terms it finds acceptable. Expedia expects to incur or assume additional debt in connection with the financing of the offer and the mergers. Additionally, although the holders of HomeAway’s existing convertible notes may elect to retain such notes following the offer and the mergers (which notes would then remain outstanding as an obligation of Expedia), Expedia expects instead that such holders will elect either to convert such notes or to require Expedia to repurchase such notes (depending on the price of Expedia and HomeAway common stock). If the holders do convert or require repurchase of their notes in accordance with the terms of the applicable indenture, Expedia could incur additional indebtedness on terms less favorable than those contained in the convertible notes in order to satisfy such obligations. The incurrence and/or assumption of additional debt in connection with the consummation of the offer and the mergers could cause the risks described above to intensify.

The agreements governing Expedia’s existing debt contain (and it is expected that any agreements governing any additional debt that Expedia may incur or assume would contain) various covenants limiting Expedia’s ability to effectively run its businesses. In addition, Expedia’s existing credit facility requires it to meet certain financial tests, including an interest coverage test and a leverage ratio test. Any failure to comply with such restrictions may result in an event of default under such agreements. Such default may allow the applicable creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply Expedia with further funds (including periodic rollovers of existing borrowings).

Furthermore, if future debt financing is not available when required or is not available on acceptable terms, Expedia may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on its operating results and financial condition.

Risks Related to Expedia’s Business

You should read and consider the risk factors specific to Expedia’s business that will also affect the combined company after the mergers. These risks are described in Expedia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, each of which is incorporated by reference into this document, and in other documents that are incorporated by reference into this document. See “Where to Obtain More Information” for the location of information incorporated by reference in this document.

Risks Related to HomeAway’s Business

You should read and consider the risk factors specific to HomeAway’s business that will also affect the combined company after the mergers. These risks are described in HomeAway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, each of which is incorporated by reference into this document, and in other documents that are incorporated by reference into this document. See “Where to Obtain More Information” for the location of information incorporated by reference in this document.

FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this document may contain forward-looking statements, concerning, among other things, Expedia’s and HomeAway’s outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as “intend,” “plan,” “may,” “should,” “will,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “continue,” “potential,” “opportunity,” “project” and similar terms. These statements are based on certain assumptions and analyses that we believe are appropriate under the circumstances. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Management believes that these forward-looking statements are reasonable. However, we cannot guarantee that we actually will achieve these plans, intentions or expectations, including completing the offer and the mergers on the terms summarized in this document. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. Factors that could have a material adverse effect on Expedia’s operations and future prospects or the consummation of the offer and the mergers include, but are not limited to:

•	failure to satisfy the conditions to consummate the offer and the mergers;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement;

•	the failure of the offer or the mergers to close in a timely manner or at all for any other reason;

•	the amount of the costs, fees, expenses and charges related to the offer and the mergers;

•	the ability to successfully integrate Expedia and HomeAway following completion of the transactions;

•	realization of the expected benefits of the transactions in a timely manner or at all;

•	effects of the pendency of the transactions on relationships with employees, suppliers, customers and other business partners;

•	general political, economic and business conditions and industry conditions;

•	challenges to intellectual property;

•	global economic growth and activity;

•	industry conditions;

•	changes in laws or regulations or adverse government action; and

•	the ability to implement and achieve business strategies successfully.

These risks and uncertainties, along with the risk factors discussed under “Risk Factors” in this document, should be considered in evaluating any forward-looking statements contained in this document. All forward-looking statements speak only as of the date of this document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.

THE COMPANIES

Expedia

Expedia, Inc., a Delaware corporation, is an online travel company, empowering business and leisure travelers through technology with the tools and information they need to efficiently research, plan, book and experience travel. Expedia seeks to grow its business through a dynamic portfolio of travel brands, including its majority-owned subsidiaries that feature the world’s broadest supply portfolio—including more than 271,000 properties in 200 countries, 400 airlines, packages, rental cars, cruises, as well as destination services and activities. Travel suppliers distribute and market products via Expedia’s traditional desktop offerings, as well as through alternative distribution channels including mobile and social media, its private label business and its call centers in order to reach its extensive, global audience. In addition, Expedia’s advertising and media businesses help other businesses, primarily travel providers, reach a large audience of travelers around the globe.

Expedia’s extensive brand portfolio includes leading online travel brands, such as:

•	Expedia.com®, a leading full service online travel agency with localized sites in 32 countries

•	Hotels.com®, the hotel specialist that offers Hotels.com® Rewards and Secret Prices through its mobile booking apps and localized websites in more than 65 countries

•	Hotwire®, a leading discount travel site that offers Hot Rate® Hotels, Hot Rate® Cars and Hot Rate® Airfares, as well as vacation packages

•	Orbitz Worldwide, a global travel portfolio including Orbitz, ebookers, HotelClub and CheapTickets, brands and business-to-business offerings, including Orbitz Partner Network and Orbitz for Business

•	Travelocity®, a pioneer in online travel and a leading online travel agency in the US and Canada

•	Egencia®, a leading corporate travel management company

•	Venere.com™, an online hotel reservation specialist in Europe

•	trivago®, a leading online hotel search with sites in 52 countries worldwide

•	Wotif Group, a leading portfolio of travel brands operating in the Australia/New Zealand region, including Wotif.com®, Wotif.co.nz, lastminute.com.au®, lastminute.com.nz and travel.com.au®

•	Expedia Local Expert®, a provider of online and in-market concierge services, activities, experiences and ground transportation in hundreds of destinations worldwide

•	Classic Vacations®, a top luxury travel specialist

•	Expedia® CruiseShipCenters®, a provider of exceptional value and expert advice for travelers booking cruises and vacations through its network of 200 retail travel agency franchises across North America

•	CarRentals.com™, the premier car rental booking company on the web

Expedia’s shares of common stock are traded on the NASDAQ under the ticker symbol “EXPE.”

The address of Expedia’s principal executive offices is 333 108th Avenue N.E., Bellevue, WA 98004. Expedia’s telephone number is (425) 679-7200.

Expedia also maintains an Internet site at www.expediainc.com. Expedia’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Offeror

The Offeror, a Delaware corporation, is a direct wholly owned subsidiary of Expedia, Inc. The Offeror is newly formed, and was organized for the purpose of making the offer and consummating the mergers. The Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the mergers. The Offeror’s address is c/o Expedia Inc., 333 108th Avenue N.E., Bellevue, WA 98004.

HomeAway

HomeAway, Inc., a Delaware corporation, operates an online marketplace for the vacation rental industry, with sites representing over one million paid listings of vacation rental homes in over 190 countries. HomeAway is headquartered in Austin, Texas and has operations in select areas internationally. The HomeAway portfolio includes the vacation rental websites HomeAway.com, VRBO.com and VacationRentals.com in the United States; HomeAway.co.uk and OwnersDirect.co.uk in the United Kingdom; HomeAway.de in Germany; Abritel.fr and Homelidays.com in France; HomeAway.es and Toprural.es in Spain; AlugueTemporada.com.br in Brazil; HomeAway.com.au and Stayz.com.au in Australia; and travelmob.com in Singapore. HomeAway also owns a majority interest in Bookabach.com.nz, a vacation rental site in New Zealand, and operates BedandBreakfast.com, a comprehensive global site for finding bed-and-breakfast properties. In addition to its online marketplace, HomeAway also offers software solutions to property managers through its HomeAway Software for Professionals and Glad to Have You products.

HomeAway’s shares of common stock are traded on the NASDAQ under the ticker symbol “AWAY.”

The address of HomeAway’s principal executive offices is 1011 W. Fifth Street, Suite 300, Austin, Texas 78703. HomeAway’s telephone number is (512) 684-1100.

HomeAway also maintains an Internet site at www.homeaway.com. HomeAway’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

THE OFFER

General

Expedia, through the Offeror, which is a direct wholly owned subsidiary of Expedia, is offering to exchange the following transaction consideration for each outstanding share of HomeAway common stock validly tendered and not validly withdrawn in the offer:

•	$10.15 in cash; and

•	0.2065 of a share of Expedia common stock, together with cash in lieu of any fractional shares of Expedia common stock;

in each case, without interest and less any applicable withholding taxes.

HomeAway stockholders will not receive any fractional shares of Expedia common stock in the offer or the first merger, and each HomeAway stockholder who otherwise would be entitled to receive a fraction of a share of Expedia common stock pursuant to the offer or the first merger will be paid an amount in cash (without interest and less applicable withholding taxes) in lieu thereof.

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer is the first step in Expedia’s plan to acquire all of the outstanding HomeAway shares, and the first merger is the second step in such plan. If the offer is completed, tendered shares of HomeAway common stock will be exchanged for the transaction consideration, and if the first merger is completed, any remaining shares of HomeAway common stock that were not tendered into the offer (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. If the offer is completed, Expedia intends to consummate the first merger as promptly as practicable following the consummation of the offer as the second step in such plan. The purpose of the first merger is for Expedia to acquire all HomeAway shares that it did not acquire in the offer. Upon consummation of the first merger, the HomeAway business will be held in a wholly owned subsidiary of Expedia, and the former HomeAway stockholders will no longer have any direct ownership interest in the surviving corporation. Immediately following the first merger and as the final step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, the surviving corporation will merge with and into Expedia, with Expedia surviving the second merger.

Background of the Offer and the Mergers

The HomeAway board of directors periodically reviews and assesses HomeAway’s operations and financial performance, business strategy, the various trends and conditions affecting its industry, its businesses generally and a variety of strategic alternatives reasonably available to HomeAway, including business combinations, acquisitions and other financial and strategic alternatives. From time to time over the past few years, HomeAway has had high-level discussions with other parties about the possibility of a potential business combination or other similar transaction. However, none of those historical communications progressed to the point of an actual proposal and, in each such prior instance, the HomeAway board of directors decided to continue to execute upon HomeAway’s standalone strategic plan.

On February 26, 2013, HomeAway engaged Qatalyst Partners both to provide independent, ongoing advice and analysis to the HomeAway board of directors with respect to mergers and acquisitions activity in the internet and travel industry segments and to advise HomeAway in the event that a communication about a potential business combination or other similar transaction developed into an actual proposal and that the HomeAway board of directors needed a financial advisor to help the HomeAway board of directors analyze whether a potential business combination or similar transaction would be more favorable to the stockholders of HomeAway than its standalone strategic plan. From the time of engagement and at the request of the HomeAway board of directors, representatives of Qatalyst Partners would periodically discuss with the HomeAway board of directors various aspects of HomeAway’s industry, business generally, and the climate for potential business combinations and other financial and strategic alternatives.

In the first half of November 2014, an executive at Company A contacted Carl Shepherd, one of HomeAway’s co-founders and a member of the HomeAway board of directors, and orally expressed an interest in acquiring HomeAway. Mr. Shepherd encouraged the executive to make a written proposal to the HomeAway board of directors. In a subsequent communication, the executive at Company A indicated orally to representatives of Qatalyst Partners that Company A was potentially interested in an acquisition of HomeAway, but in early December, 2014, the executive indicated that Company A determined not to make an acquisition proposal at that time.

On May 18, 2015, during a business development meeting between Mr. Shepherd and an executive at Company B, the executive at Company B raised the possibility of Company B making a strategic investment in HomeAway and entering into a commercial agreement. No substantive business terms were proposed or discussed by the executive at Company B at that time. HomeAway offered to host a follow-up meeting with Company B, but no follow-up meeting occurred and Company B did not contact HomeAway about its proposal again.

In the early summer of 2015, Company C contacted Brian Sharples, HomeAway’s co-founder, chairman, president and chief executive officer, to discuss a potential business combination or other similar transaction. Company C submitted no written indication of interest or proposal, the HomeAway board of directors was uncertain of Company C’s financial resources, and Company C did not provide any details regarding a potential business combination such that Mr. Sharples or HomeAway’s board of directors could reasonably evaluate Company C’s overture, and as a result, no further discussions were had with Company C.

In August 2015, an executive at Company D contacted Mr. Shepherd to discuss the possibility of making a strategic investment in HomeAway and entering into a commercial agreement. No substantive business terms were proposed or discussed and after its initial contact Company D did not contact HomeAway or any of its representatives again. However, as a result of this and the other unsolicited inbound inquiries that HomeAway had received, the HomeAway board of directors requested that Qatalyst Partners provide an update on the mergers and acquisitions market in the internet and travel industry segments.

Throughout this time, HomeAway’s management and the HomeAway board of directors had discussed and considered transitioning HomeAway’s business model from a largely subscription-based revenue model to a model that relied on both subscription and transaction-based revenue. The transition was uncertain and posed numerous execution and other potentially material risks. Nonetheless, in the second quarter of 2015, based on developments in the marketplace in which HomeAway operates and increased competition, HomeAway began an internal review focused on identifying initiatives that would accelerate such a transition, which, if properly executed, HomeAway management and the HomeAway board of directors believed would lead to greater profitability and increased value for HomeAway stockholders.

Throughout the third quarter of 2015, management discussed the transition to a combined subscription and transaction-based revenue model, and in August and September of 2015 began conducting preliminary analysis of the potential financial impacts of the new model.

On August 20, 2015, the HomeAway board of directors held a regularly scheduled meeting. HomeAway management and the HomeAway board of directors discussed the increased competition in HomeAway’s industry and business challenges that HomeAway was facing, as well as changes HomeAway could make to its business to address some of those challenges. HomeAway had been facing those challenges for some time, and HomeAway management and the HomeAway board of directors had discussed possible changes to HomeAway’s business model on several prior occasions, including the possibility of introducing a traveler fee to grow transaction-based revenue and the transition to a subscription and transaction-based revenue model, which

HomeAway refers to as the “new business model.” The HomeAway board of directors discussed the execution and other risks associated with such a transition and new business model, including customer reaction, technical challenges and the impact on stockholder value.

In anticipation of the August 20, 2015 meeting of the HomeAway board of directors, HomeAway management had prepared a preliminary operating plan reflecting how the implementation of the new business model might impact HomeAway’s business. HomeAway management presented a comparison of this preliminary operating plan for the new business model with HomeAway’s then-current three-year operating plan, which did not reflect the new business model. The HomeAway board of directors discussed the presentation with management at length, but felt that more information was required with respect to the assumptions underlying management’s preliminary analysis of the potential financial impacts of the new business model for the HomeAway board of directors to properly analyze management’s presentation. As a result, the HomeAway board of directors instructed HomeAway management to continue to refine its preliminary analysis, to conduct market research and to present a refined analysis, along with additional detail with respect to the assumptions underlying management’s preliminary analysis, to the HomeAway board of directors at a later date.

In light of the foregoing discussions, the HomeAway board of directors decided to undertake an evaluation of HomeAway’s standalone business plans and prospects and its financial forecasts based on those business plans, as well as of HomeAway’s potential strategic alternatives, including potential strategic transactions, before making any final determination with respect to either HomeAway’s standalone business plans or any strategic alternatives. As a result, the HomeAway board of directors instructed Qatalyst Partners, representatives of which had attended the August 20, 2015 board meeting at the invitation of the HomeAway board of directors, to assist with the board’s review of the value of HomeAway to its stockholders as a standalone company executing on the new business model, taking into account the risks and competitive landscape faced by HomeAway, as compared to the value HomeAway’s stockholders might receive in connection with a business combination or other similar transaction. As a result, although none of the overtures from Company A, Company B, Company C nor Company D had led to any specific proposal, as part of its analysis of HomeAway’s standalone plan, the HomeAway board of directors determined that business conditions warranted conducting a tailored market check to determine what a potential acquirer might pay for HomeAway and whether a business combination or other similar transaction might yield more value on a risk-adjusted basis for HomeAway stockholders than executing HomeAway’s standalone strategic plan. Representatives of WSGR, HomeAway’s legal counsel, who regularly attended HomeAway’s board meetings, discussed with the HomeAway board of directors their fiduciary obligations in the context of an analysis of a potential business combination or other similar transaction as compared to HomeAway’s prospects as a standalone company.

On August 21, 2015, after consulting with representatives of Qatalyst Partners and determining the most likely financially capable parties to be interested in acquiring HomeAway, the HomeAway board of directors instructed representatives of Qatalyst Partners to contact four parties, Company A, Company E, Company F and Expedia, as part of its evaluation of HomeAway’s strategic alternatives, including continuing as a standalone company.

On September 3, 2015, Company E indicated to representatives of Qatalyst Partners that it was not interested in any business combination, strategic investment or other similar transaction with HomeAway.

Between September 3 and September 18, HomeAway negotiated and entered into confidentiality agreements with Company A, Company F and Expedia. Between September 21, 2015 and September 30, 2015, HomeAway held a number of lengthy management meetings in person and by conference call with various representatives of Company A, Company F and Expedia during which in-depth financial, legal and other due diligence was conducted.

On September 30, 2015, representatives of Qatalyst Partners sent a process letter, outlining an initial bid date of October 8, 2015, to Company A, Company F and Expedia.

On October 1, 2015, HomeAway held a follow up management meeting with representatives of Company F to provide additional detailed financial due diligence. During the meeting, management shared with Company F a preliminary draft set of financial projections, which were not approved by the HomeAway board of directors, reflecting HomeAway’s new business model. The preliminary draft projections were subsequently updated and were provided to Company F on October 5, 2015. They are described in greater detail below.

Also on October 1, 2015, the HomeAway board of directors held a special telephonic meeting. Representatives of WSGR discussed the fiduciary obligations of the board of directors in connection with any potential sale of HomeAway. Mr. Sharples and representatives of Qatalyst Partners updated the board of directors on the status of discussions with Company A, Company E, Company F and Expedia. Mr. Sharples also reported on a recent change in the search algorithms of a leading search engine and the potential for such a change to impact HomeAway’s business. The HomeAway board of directors discussed that this change would require an adjustment in anticipated marketing expense in management’s preliminary analysis of the subscription and transaction-based revenue model. The HomeAway board of directors also discussed that although HomeAway management had provided additional information on the assumptions underlying management’s preliminary analysis of the new business model, the model still did not reflect a number of risks that the board of directors had identified with respect to HomeAway’s future business prospects, including, among other things, that prior adjustments to HomeAway’s business model had resulted in unexpected negative impacts on user experience and HomeAway’s business, that implementing a traveler fee posed technical challenges and would complicate tax reporting in foreign jurisdictions, that prior technological changes had often taken longer and been more difficult to implement than management had anticipated, and that HomeAway might have difficulty hiring and retaining the kind of technical talent that would be needed to make this transition. At this meeting, the HomeAway board of directors also authorized the formation of a transaction committee consisting of Charles “Lanny” Baker, Jeffrey Brody, Christopher “Woody” Marshall and Mr. Shepherd to be available to respond to HomeAway management quickly and efficiently on matters requiring the input of directors but not requiring a meeting of the full HomeAway board of directors.

Later on October 1, 2015, Company A sent representatives of Qatalyst Partners follow up due diligence questions in advance of a financial due diligence session scheduled to be held on October 2, 2015.

Between October 1, 2015 and October 5, 2015, HomeAway management continued to refine its preliminary analysis and built a set of projections based on that analysis, which HomeAway refers to as the “October 5 projections” and which are described more fully in the section entitled “—Prospective Financial Information.” The October 5 projections were in draft form and were not approved by the HomeAway board of directors, but on October 5, 2015, they were shared, in draft form, with Company A, Company F and Expedia as part of their diligence and HomeAway’s market check process.

On October 2, 2015, Company F and Expedia separately sent representatives of Qatalyst Partners due diligence request lists. Also on October 2, 2015, the HomeAway management team held two separate follow up conference calls with representatives of Expedia and Company A to provide additional detailed financial due diligence.

On October 4, 2015, Company A sent representatives of Qatalyst Partners a follow up due diligence request list. Later on October 4, 2015, and again on October 6, 2015, representatives of Qatalyst Partners provided Company A, Company F and Expedia with certain follow up diligence items prepared by the HomeAway management team.

On October 7, 2015, Company A indicated to Mr. Sharples that it would not be submitting a bid and ceased its diligence efforts.

On October 8, 2015, Expedia submitted a preliminary indication of interest to acquire HomeAway at $35.00 per share in Expedia common stock or a combination of cash and Expedia common stock. The same day, Company F indicated that it would not be submitting a bid to purchase HomeAway, but proposed an alternative transaction coupled with a commercial agreement.

On October 9, 2015, the HomeAway board of directors held a special telephonic meeting. At the invitation of the board, members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners attended the meeting. Mr. Sharples and representatives of Qatalyst Partners summarized discussions with potential bidders to date; including the fact that Company A had declined to continue discussions and that Company F had declined to submit any indication of interest but had proposed an alternative transaction coupled with a commercial agreement. Representatives of Qatalyst Partners then summarized Expedia’s acquisition proposal of $35.00 per share. The HomeAway board of directors discussed the Expedia proposal and the Company F proposal at length with members of management, representatives of WSGR and representatives of Qatalyst Partners. After discussing the benefits and risks of each of the Company F and Expedia proposals, as well as HomeAway’s prospects and risks as a standalone company and the risks associated with transitioning to a new business model as a standalone company, the HomeAway board of directors instructed HomeAway management and representatives of Qatalyst Partners to continue discussions with Company F and Expedia and to seek to negotiate Expedia’s proposal by indicating to Expedia that a bid in the low $40s per share likely would prevail in the competitive process while the board continued its analysis of what would yield the greatest value for HomeAway stockholders—an alternative transaction coupled with a commercial agreement with Company F, a sale of HomeAway to Expedia, or executing HomeAway’s standalone plan and new business model, taking into account various factors, including the risks of transitioning to a new business model as a standalone company.

On October 10, 2015, representatives of Qatalyst Partners communicated HomeAway’s message regarding price to Expedia’s representatives as directed by the HomeAway board of directors.

Also on October 10, 2015, with the assistance of representatives of Qatalyst Partners and representatives of WSGR, HomeAway began its diligence of Company F’s alternative transaction coupled with a commercial agreement.

On October 12, 2015, representatives of Expedia called representatives of Qatalyst Partners and indicated that it could not meet the price expectations of the HomeAway board of directors and stated that it would withdraw from the bidding process at the price level being proposed by the HomeAway board of directors.

On October 13, 2015, the HomeAway board of directors held a special telephonic meeting. At the invitation of the board, members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners attended. The HomeAway board of directors received updates on the status of discussions with Company F and Expedia. Representatives of Qatalyst Partners discussed potential strategies to get Expedia to re-engage in the process. The board discussed whether it would be appropriate to expand its process and solicit indications of interest from additional parties. After considering the fact that HomeAway had contacted those parties that the board of directors believed would be most interested in an acquisition of HomeAway, that no prior overtures or discussions with respect to strategic investments or commercial partnerships had led to any written or other formal business terms or proposals, that two of the most likely candidates other than Expedia to acquire HomeAway, Company A and Company F, had declined to submit any proposal to do so, that management resources were fully occupied running HomeAway’s day-to-day business operations, preparing for a transition to a new business model, analyzing the proposal from Company F and possibly reengaging with Expedia, the HomeAway board of directors determined that it was not in the best interests of HomeAway’s stockholders to expand its market check process.

On October 15, 2015, representatives of Qatalyst Partners contacted an Expedia executive and discussed re-engaging in the process with an additional diligence session to enable Expedia to meet a larger group of the HomeAway executive team.

On October 15, 2015, members of HomeAway management and representatives of Qatalyst Partners met with Company F to conduct due diligence on Company F’s proposed alternative transaction and commercial agreement.

On October 16, 2015, representatives of Expedia scheduled a follow-up management meeting with HomeAway for October 19, 2015.

On October 19, 2015, HomeAway management held a conference call with representatives of Expedia. Also on October 19, 2015, representatives of Qatalyst Partners updated the HomeAway transaction committee at a telephonic meeting of the committee regarding the call representatives of Qatalyst Partners had with representatives of Expedia on October 15, 2015 and members of HomeAway management advised the transaction committee that a follow-up management meeting with representatives of Expedia had been scheduled for later that day as a result of that call.

Between October 19, 2015 and October 22, 2015, HomeAway management continued to conduct diligence on Company F’s alternative transaction coupled with a commercial agreement.

On October 21, 2015, during a conversation between Dara Khosrowshahi, Expedia’s president and chief executive officer, and Mr. Sharples, Mr. Khosrowshahi indicated that he would expect Mr. Sharples to remain employed with Expedia/HomeAway for a period of at least one year if Expedia were to acquire HomeAway. Mr. Sharples and Mr. Khosrowshahi did not discuss the terms of any such future employment, and agreed to postpone any further discussions on the topic until after a definitive transaction agreement had been signed. Later that day, Mr. Sharples reported the conversation with Mr. Khosrowshahi to Mr. Marshall, the head of HomeAway’s compensation committee of the board, and asked that the compensation committee consider accelerating Mr. Sharples’ unvested equity awards if Expedia was to complete an acquisition of HomeAway, as long as it would not put the acquisition in jeopardy. Mr. Marshall agreed to submit the matter to the compensation committee for consideration to the extent that it was consistent with Expedia’s transition plan.

On October 22, 2015, Expedia submitted a revised proposal to acquire all of HomeAway’s common stock for $36.50 per share, consisting of up to an aggregate of $1 billion in cash and the remainder in shares of Expedia common stock. Also on October 22, 2015, at a meeting of the HomeAway board of directors, Mr. Khosrowshahi discussed with the HomeAway board of directors the background and performance of Expedia’s businesses and provided an update on its integration of other recent acquisitions. The HomeAway board of directors asked numerous questions and then met in executive session to discuss Expedia’s proposal and their discussion with Mr. Khosrowshahi.

Throughout this time, at the direction of the HomeAway board of directors, representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, continued reverse legal and financial diligence, respectively, on Expedia, and representatives of Expedia conducted legal and financial diligence on HomeAway.

On October 24, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners contacted representatives of Expedia by telephone to discuss the details of Expedia’s revised offer, including the mix of cash and stock consideration and any financing needs that Expedia might have.

On October 25, 2015, the HomeAway board of directors held a special meeting to discuss the current proposals from Company F and Expedia. At the invitation of the HomeAway board of directors, members of HomeAway management and representatives of Qatalyst Partners and WSGR attended the special meeting. The HomeAway board of directors discussed the current terms proposed by Company F with respect to its proposal. Over the course of that discussion, the HomeAway board of directors came to the conclusion that the financial terms and governance restrictions proposed by Company F in connection with its alternative transaction and commercial agreement would not be beneficial to HomeAway’s stockholders and would have to be significantly revised. The HomeAway board of directors instructed management to continue to negotiate for more favorable terms with Company F. Representatives of Qatalyst Partners then reported on their phone conversation with representatives of Expedia from the night before. The HomeAway board of directors discussed Expedia’s proposal and discussed strategies for increasing the price that Expedia was offering. The HomeAway board of directors also discussed the ongoing risks HomeAway faced as a standalone company and the risks associated with its transition to a new business model. The HomeAway board of directors instructed Mr. Sharples to counter Expedia’s proposal at $39 per share and the meeting was then adjourned.

Later on October 25, 2015, at the instruction of the HomeAway board of directors, Mr. Sharples countered Expedia’s offer of $36.50 per share at $39.00 per share. Mr. Khosrowshahi said that he would consider and discuss the counterproposal with Expedia’s management and members of Expedia’s executive committee and thereafter respond to Mr. Sharples’ counterproposal.

On October 26, 2015, Mr. Khosrowshahi called Mr. Sharples and offered $38.25 per share, consisting of up to an aggregate $1 billion in cash with the remainder in Expedia common stock at a fixed exchange ratio to be determined. Mr. Sharples reported the offer to the HomeAway board of directors and later on October 26, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners called representatives of Expedia to discuss Expedia’s revised offer. Representatives of Qatalyst Partners asked whether Expedia would increase the aggregate amount of cash in the offer and to consider offering downside protection on the stock portion of the offer. Representatives of Expedia replied that Expedia would offer an aggregate $1 billion in cash, rather than up to an aggregate of $1 billion in cash, that it would not offer any downside protection on the stock portion of the offer and that its offer was best and final. Later in the day on October 26, 2015, representatives of Qatalyst Partners reviewed Expedia’s offer with the HomeAway board of directors.

Between October 26, 2015 and the next meeting of the HomeAway board of directors on October 27, 2015, at the instruction of the HomeAway board of directors, representatives of Qatalyst Partners contacted Company A and inquired whether it would submit a proposal to acquire HomeAway and Mr. Sharples contacted Company F and inquired whether it would submit a proposal to acquire HomeAway. Neither Company A nor Company F submitted such a proposal.

On October 27, 2015, the HomeAway board of directors met to discuss Expedia’s best and final offer. At the invitation of the HomeAway board of directors, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the special meeting. The HomeAway board of directors discussed whether any of the previous companies that had been contacted would be likely to submit a bid to acquire HomeAway and determined that it was not likely. The HomeAway board of directors asked whether Company F had revised its proposal for an alternative transaction coupled with a commercial agreement and was advised that it had not done so and that Company F indicated it was not likely to make any significant changes to its existing proposal. As a result, the HomeAway board of directors instructed management to terminate discussions with Company F. Discussion among the members of the HomeAway board of directors, representatives of WSGR and representatives of Qatalyst Partners regarding Expedia’s revised offer ensued. As part of the HomeAway board of directors’ analysis of Expedia’s revised proposal, members of management presented the October 5 projections of HomeAway’s revised revenue model. After lengthy discussion, the HomeAway board of directors determined that management’s projections still did not adequately address the risks that the board of directors had identified with respect to a transition to a new business model. The HomeAway board of directors instructed management to refine the projections taking into account, at a minimum, the following risks:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

The HomeAway board of directors instructed WSGR to provide Expedia’s representatives with a draft definitive transaction agreement in contemplation of a potential business combination transaction and instructed management and representatives of Qatalyst Partners to negotiate the terms of the exchange ratio that would be applied to the stock portion of Expedia’s offer.

Later on October 27, 2015, representatives of Expedia expressed that it would require exclusivity in order to continue due diligence and negotiations.

On the evening of October 27, 2015 (Pacific time), at the instruction of the HomeAway board of directors, representatives of WSGR sent a proposed transaction agreement to representatives of Expedia’s outside counsel at Wachtell Lipton.

On October 28, 2015, the transaction committee approved entering into a brief exclusivity period with Expedia in order to complete negotiations. A final version of an exclusivity letter was then circulated to the transaction committee copying the full HomeAway board of directors and in the afternoon of October 28, 2015, HomeAway entered into an exclusivity agreement with Expedia providing for exclusivity through November 4, 2015.

Between October 28, 2015 and October 30, 2015, at the instruction of the HomeAway board of directors, HomeAway management and representatives of WSGR negotiated the terms of the proposed transaction agreement with representatives of Wachtell Lipton and Expedia, and, together with members of HomeAway management, representatives of WSGR and representatives of Qatalyst Partners continued to conduct reverse legal and financial due diligence on Expedia, respectively, while Expedia and its financial and legal advisors continued their diligence on HomeAway.

On October 30, 2015, members of Expedia management, along with representatives of Wachtell Lipton, held a conference call with members of HomeAway management and representatives of WSGR regarding Expedia’s due diligence of HomeAway. Diligence generally continued throughout the negotiation period.

On October 30, 2015, the HomeAway board of directors held a special meeting. At the invitation of the board, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the meeting. The HomeAway board of directors received an update on the status of negotiations with Expedia and unanimously ratified the exclusivity agreement that the transaction committee had approved and that HomeAway had entered into. Representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, reported on the status of reverse legal and financial due diligence, respectively, on Expedia.

Later on October 30, 2015, in anticipation of a meeting of the HomeAway board of directors scheduled for October 31, 2015, HomeAway management distributed revised projections to the HomeAway board of directors that addressed several of the risks and concerns that the HomeAway board of directors had raised at the October 27, 2015 meeting, which HomeAway refers to as the “October 30 projections.” These revised projections are discussed more fully in the section entitled “—Prospective Financial Information.” After a lengthy discussion of the October 30 projections and the risks that HomeAway faced as a standalone company, including with respect to its implementation of a new business model and all the risks and challenges related thereto, the HomeAway board of directors approved the October 30 projections. The HomeAway board of directors then analyzed the value of the Expedia offer as it compared to HomeAway’s prospects as a standalone company, taking the October 30 projections into account. Representatives of WSGR reviewed with the HomeAway board of directors their fiduciary duties and presented a summary of key terms in the proposed transaction agreement and the status of negotiations with representatives of Wachtell Lipton and Expedia. The HomeAway board of directors gave HomeAway management and WSGR guidance with respect to the key terms of the proposed transaction agreement and instructed HomeAway management and WSGR to continue to negotiate the terms of the proposed transaction agreement in a manner consistent with such guidance.

Also on October 30, 2015, Mr. Sharples spoke to Mr. Khosrowshahi and informed him that the HomeAway compensation committee was considering accelerating Mr. Sharples’ unvested equity awards in connection with Expedia’s proposed acquisition of HomeAway. Mr. Marshall subsequently called Mr. Khosrowshahi and explained that the compensation committee would be considering accelerating Mr. Sharples’ unvested equity awards in light of Mr. Sharples’ significant contributions to HomeAway over the course of many years and the fact that such acceleration would not be unusual for a founding president and chief executive officer in the context of a change-of-control transaction. Mr. Marshall also stated that the compensation committee would not accelerate Mr. Sharples’ unvested equity awards if it would negatively impact Expedia’s transition plan or Expedia’s offer to acquire HomeAway. Mr. Khosrowshahi responded that Expedia would not object to accelerating Mr. Sharples’ unvested equity awards, and it would not affect the proposed transaction in any manner.

From October 31, 2015 through November 2, 2015, HomeAway management and representatives of WSGR negotiated the terms of the proposed transaction agreement with Expedia management and representatives of Wachtell Lipton, while HomeAway management and representatives of Qatalyst Partners discussed and negotiated with Expedia management the exchange ratio that would apply to the stock portion and the exact cash amount per share of Expedia’s offer.

On November 2, 2015, representatives of Qatalyst Partners sent the October 30 projections to Expedia, which are described in greater detail below. Also on November 2, 2015, members of Expedia management, along with representatives of Wachtell Lipton, held a conference call with members of HomeAway management and representatives of WSGR regarding Expedia’s due diligence of HomeAway. The parties continued to conduct due diligence on each other throughout the negotiation period.

On November 3, 2015, the HomeAway board of directors held a special meeting. At the invitation of the board, members of HomeAway management and representatives of Qatalyst Partners and WSGR attended the meeting. Representatives of WSGR again presented on the fiduciary obligations of the HomeAway board of directors in connection with a potential sale of the company. Representatives of WSGR also presented all of the material terms of, including open issues in, the draft transaction agreement. The HomeAway board of directors asked questions and discussion ensued. Representatives of Qatalyst Partners reviewed its preliminary analysis of the consideration offered by Expedia from a financial point of view with the HomeAway board of directors. The HomeAway board of directors discussed Qatalyst Partners’ preliminary analysis and HomeAway’s prospects as a standalone company, including in the context of the October 30 projections that the HomeAway board of directors had approved on October 31, 2015. Representatives of WSGR and representatives of Qatalyst Partners, in each case together with members of HomeAway management, also presented to the board the results of their legal and financial due diligence, respectively, on Expedia. Representatives of Qatalyst Partners reported that Expedia confirmed again that its offer of $38.25 per share of HomeAway common stock was best and final. The HomeAway board of directors asked questions and discussion ensued. Once the HomeAway board of directors was satisfied that all of its questions had been answered, it gave HomeAway management, representatives of Qatalyst Partners and representatives of WSGR guidance with respect to the open issues in the draft transaction agreement and the exchange ratio that would be applied to the stock portion of Expedia’s offer and instructed them to negotiate the final transaction agreement and exchange ratio in a manner consistent with such guidance. The HomeAway board of directors then adjourned the meeting to allow a meeting of HomeAway’s compensation committee to take place. Members of management left the meeting and the HomeAway compensation committee met to discuss the employment compensation, severance and other employee benefit arrangements that were being considered in connection with a potential sale to Expedia, as well as the treatment of employee equity awards contemplated by the proposed transaction agreement.

Later on November 3, 2015, members of HomeAway management, along with representatives of WSGR and Qatalyst Partners, held a conference call with members of Expedia management regarding the reverse legal and financial due diligence, respectively, of Expedia.

In the evening of November 3, 2015, based on the instructions of the HomeAway board of directors, HomeAway management and representatives of Qatalyst Partners negotiated the final offer consideration comprised of an exchange ratio of 0.2065 of a share of Expedia common stock and a cash amount of $10.15 per HomeAway share.

Through the evening of November 3, 2015 and throughout the night into the morning of November 4, 2015, within the parameters provided by the HomeAway board of directors, HomeAway management and representatives of WSGR negotiated the final transaction agreement with Expedia management and representatives of Wachtell Lipton. Following these negotiations, during the morning of November 4, 2014, representatives of WSGR circulated the final form of the definitive transaction agreement to the HomeAway board of directors.

In the afternoon of November 4, 2015, the HomeAway board of directors began a special meeting. At the invitation of the board, members of HomeAway management, representatives of Qatalyst Partners and representatives of WSGR attended the meeting. Representatives of WSGR presented the terms of the final form of the transaction agreement, all of which were within the parameters provided by the HomeAway board of directors at prior meetings. Representatives of Qatalyst Partners presented its financial analyses of the consideration to be received by HomeAway’s stockholders pursuant to the final form of the transaction agreement, and the final financial terms of Expedia’s offer, including Expedia’s proposed $10.15 in cash and 0.2065 of a share of Expedia common stock per share of HomeAway common stock. The HomeAway board of directors discussed that, using the closing price of Expedia’s common stock on November 3, 2015, the last trading day before the current HomeAway board of directors’ meeting, Expedia’s offer represented an imputed value of $38.31 per share of HomeAway common stock. Representatives of WSGR reviewed the board’s fiduciary obligations in connection with a sale of HomeAway. The HomeAway board of directors asked questions and discussions ensued. The HomeAway board of directors then temporarily adjourned to allow the HomeAway compensation committee to meet. The HomeAway compensation committee discussed and then approved the employment compensation, severance and other employee benefit arrangements contemplated as part of the sale of HomeAway to Expedia, including the treatment of employee equity awards in the final form of the transaction agreement. The HomeAway board of directors then reconvened. The HomeAway compensation committee summarized for the full board the employment compensation, severance and other employee benefit arrangements that it had approved, including the treatment of employee equity awards in the final form of the transaction agreement, which the full board subsequently ratified and approved. Representatives of Qatalyst Partners then delivered to the HomeAway board of directors Qatalyst Partners’ oral opinion, subsequently confirmed in writing by delivery of a written opinion dated November 4, 2015, that, as of that date and based upon and subject to the various factors, assumptions, considerations, limitations and other matters set forth in its written opinion, the consideration to be received by holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the final form of the transaction agreement was fair, from a financial point of view, to such holders. For more information about Qatalyst Partners’ opinion, see the section entitled “—Opinion of HomeAway’s Financial Advisor.” After discussing the potential reasons for and against entering into a business combination transaction with Expedia, which are set forth in further detail below under the section entitled “—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors,” the HomeAway board of directors concluded that Expedia’s offer yielded greater value for HomeAway’s stockholders than either any other proposal HomeAway had received, or was likely to receive, or executing HomeAway’s strategic plan as a standalone company.

The HomeAway board of directors then unanimously (i) determined that the terms of the transaction agreement and the transactions contemplated thereby are fair to, and in the best interests of, HomeAway and its stockholders, (ii) determined that it is in the best interests of HomeAway and its stockholders and declared it advisable to enter into the transaction agreement, (iii) approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained therein and the consummation of the offer, the mergers and the other transactions in the transaction agreement upon the terms and subject to the conditions contained therein and (iv) resolved to recommend that the stockholders of HomeAway accept the offer and tender their shares of HomeAway common stock to Expedia’s acquisition subsidiary, the Offeror, pursuant to the offer.

Immediately following the close of markets in the United States on November 4, 2015, HomeAway and Expedia signed the transaction agreement and announced the transaction.

HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors

In evaluating the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, the HomeAway board of directors consulted with members of HomeAway’s senior management, as well as representatives of Qatalyst Partners and WSGR. In the course of reaching its determination that the offer and the mergers are in the best interests of HomeAway stockholders, and its recommendation that HomeAway stockholders accept the offer and tender their HomeAway shares into the offer, the HomeAway board of directors considered numerous factors, including the following material factors and benefits of the offer and the mergers, each of which the HomeAway board of directors believed supported its unanimous determination and recommendation:

•	Per Share Consideration. The HomeAway board of directors considered:

•	the fact that the per share consideration for HomeAway shares of $10.15 in cash and 0.2065 of a share of Expedia common stock, which, based on the closing trading price of Expedia common stock on November 3, 2015, the last trading day before the date of the transaction agreement, amounted to a value of $38.31 per share (the “value per share”), and represented a 21% premium to the closing trading price of HomeAway shares on November 3, 2015 and a 41% premium to the average closing trading price of HomeAway shares over the thirty trading days ending on and including November 3, 2015; and

•	the HomeAway board of directors’ belief that it had obtained Expedia’s best and final offer, and that such value per share represented the highest per share consideration reasonably obtainable.

•	Business and Financial Condition of HomeAway; Challenges in a Highly Competitive Environment, Future Success and Stockholder Value, Combined Resources, Complementary Products and Partnership with Expedia. The HomeAway board of directors considered the current and historical financial condition, results of operations, business, competitive position and prospects of HomeAway. Additionally, the HomeAway board of directors also considered a number of other factors, including:

•	Challenges in a Highly Competitive Environment. The HomeAway board of directors considered a number of the business challenges that HomeAway was facing, including the need to increase traffic to its sites to support growing suppliers, increased competition for both supply and demand and inefficiencies in HomeAway’s growth rate of conversion of traffic into revenue;

•	In response to those challenges the HomeAway board of directors analyzed a transition to a combined subscription and transaction-based revenue model and the risks associated with such a transition, including risks of supplier disruption similar or worse to disruptions associated with previous business model and platform migrations; market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly; search engine optimization, or “SEO,” risks; the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in;

•	Future Success and Stockholder Value. The HomeAway board of directors considered financial projections and impact on stockholder value based both on preliminary analysis of the transition to a combined subscription and transaction-based revenue model and refined analysis and financial projections taking into account the execution and other risks associated with the proposed transition to a new business model;

•	Combined Resources. The HomeAway board of directors believed that the transaction would provide HomeAway with additional resources to create a technology platform that comprehensively connects global travelers with owners and managers of properties, and enhance HomeAway’s transition to this new business model by permitting HomeAway to leverage Expedia’s resources, experience and knowledge in a transaction-based revenue model;

•	Complementary Products. The HomeAway board of directors considered the complementary nature of the products and development capabilities of HomeAway and Expedia to enable the combined company to compete more effectively in current and prospective markets by offering greater breadth and depth in its travel services, an enhanced ability to develop new product offerings and the potential to build and deliver a broader offering of travel services across domestic and international markets;

•	Strong Partnership. In the view of the HomeAway board of directors, Expedia has an excellent management team and is a global leader in online travel; and

•	Future Success. Given the stock component of the consideration payable to HomeAway stockholders, HomeAway stockholders will continue to be able to meaningfully participate in HomeAway’s, as well as Expedia’s, future success, including as a part of a combined company that will be more diversified than HomeAway on a standalone basis.

•	Strategic Alternatives Process. The HomeAway board of directors’ belief that the value offered to HomeAway stockholders in the offer, the mergers and the other transactions contemplated by the transaction agreement were more favorable to HomeAway stockholders than the potential value of remaining an independent public company and that the value per share obtained was the highest per share consideration that was reasonably attainable. This belief was supported in part by the results of the HomeAway board of directors’ strategic alternatives process through which the parties that were believed to be the most able and willing to pay the highest price for HomeAway were solicited.

•	Qatalyst Partners’ Opinion. The HomeAway board of directors considered Qatalyst Partners’ oral opinion, subsequently confirmed in writing, to the HomeAway board of directors to the effect that, subject to the various limitations, qualifications and assumptions set forth in its written opinion, the consideration to be received by holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement was fair, from a financial point of view, to such holders, as described more fully in the section entitled “—Opinion of HomeAway’s Financial Advisor.” The HomeAway board of directors was aware that Qatalyst Partners became entitled to certain fees upon rendering of its opinion and will become entitled to additional fees upon consummation of the mergers, as described more fully in the section entitled “—Opinion of HomeAway’s Financial Advisor.”

•	Certainty of Value and Liquidity; Potential Participation in Growth. The HomeAway board of directors considered the form of the consideration payable to HomeAway stockholders. The cash component of the consideration will offer HomeAway stockholders certainty as to value and liquidity, while the stock component of the consideration will potentially offer “tax-free” treatment to the receipt of shares of Expedia common stock, as well as the ability to participate in the future growth of Expedia and HomeAway, as a combined company.

•	Likelihood of Completion; Certainty of Payment. The HomeAway board of directors considered its belief that the offer and the mergers will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the offer or the mergers;

•	the fact that Offeror’s obligations to purchase (and Expedia’s obligation to cause Offeror to purchase) HomeAway shares in the offer and to close the mergers are subject to limited conditions;

•	the reputation and financial condition of Expedia; and

•	HomeAway’s ability to request the Delaware Court of Chancery to specifically enforce the transaction agreement, including the consummation of the offer and the mergers.

•	Other Terms of the Transaction Agreement. The HomeAway board of directors considered other terms of the transaction agreement, which are described more fully in the section entitled “Transaction Agreement.” Certain provisions of the transaction agreement that the HomeAway board of directors considered important included:

•	Tender Offer Structure. The HomeAway board of directors considered the fact that the offer followed by the mergers for the same cash and stock consideration would likely enable HomeAway stockholders the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction;

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The transaction agreement permits the HomeAway board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (as described more fully in the section entitled “Transaction Agreement—No Solicitation of Other Offers by HomeAway”);

•	Change of Recommendation. Under certain circumstances, the HomeAway board of directors has the right to change or withdraw its recommendation to HomeAway stockholders (as described more fully in the section entitled “Transaction Agreement—No Solicitation of Other Offers by HomeAway”);

•	Fiduciary Termination Right. The HomeAway board of directors may terminate the transaction agreement to accept a superior proposal, if certain conditions are met, subject to the payment of a $138,000,000 termination fee to Expedia (as described more fully in the section entitled “Transaction Agreement—Termination of the Transaction Agreement—Termination by HomeAway”); and

•	Extension of Offer Period. The fact that, unless any extension would go beyond 6 months from the date of the transaction agreement or the transaction agreement is otherwise terminated, the Offeror must extend the offer for one or more periods until the offer conditions have been satisfied.

•	Appraisal Rights. The HomeAway board of directors considered the availability of statutory appraisal rights under Delaware law in connection with the first merger for HomeAway stockholders.

In reaching its determinations and recommendations described above, the HomeAway board of directors also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The HomeAway board of directors considered that the transaction agreement imposes restrictions on soliciting competing acquisition proposals from third parties.

•	Termination Fee. The HomeAway board of directors considered the fact that HomeAway must pay Expedia a termination fee of $138,000,000 in cash if the transaction agreement is terminated under certain limited circumstances.

•	Interim Operating Covenants. The HomeAway board of directors considered that the transaction agreement imposes restrictions on the conduct of HomeAway’s business prior to the consummation of the first merger (as described more fully in the section entitled “Transaction Agreement—Conduct of Business Before Completion of the Mergers—Restrictions on HomeAway’s Operations”).

•	Risks the Offer and the Mergers May Not Be Completed. The HomeAway board of directors considered the risk that the conditions to the offer may not be satisfied and that, therefore, HomeAway shares may not be purchased pursuant to the offer and the mergers may not be consummated. The HomeAway board of directors also considered the risks and costs to HomeAway if the offer and the mergers are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business relationships and the potential effect on the trading price of the HomeAway shares.

•	Interests of Directors and Executive Officers. The HomeAway board of directors considered the potential conflict of interest created by the fact that HomeAway’s executive officers and directors have financial interests in the transactions contemplated by the transaction agreement, including the offer and the mergers, as described more fully in the section entitled “The Offer—Interests of Certain Persons in the Offer and the Mergers.”

•	Regulatory Approval. The HomeAway board of directors considered the regulatory approvals under the HSR Act, in the United States, the German Act against Restraint of Competition in Germany, and the Competition and Consumer Act of 2010 in Australia, that would be required to consummate the offer and the mergers, as well as the likelihood of receiving such approvals.

The foregoing discussion of the factors considered by the HomeAway board of directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the material factors considered by the HomeAway board of directors. After considering these factors, the HomeAway board of directors concluded that the positive factors relating to the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, substantially outweighed the potential negative factors. The HomeAway board of directors collectively reached the unanimous conclusion to approve the transaction agreement and the related transactions, including the offer and the mergers, in light of the various factors described above and other factors that the members of the HomeAway board of directors believed were appropriate. In view of the wide variety of factors considered by the HomeAway board of directors in connection with its evaluation of the transaction agreement and the transactions contemplated by the transaction agreement, including the offer and the mergers, and the complexity of these matters, the HomeAway board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the HomeAway board of directors made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Expedia’s Reasons for the Offer and the Mergers

In reaching its decision to approve the offer, the mergers, the transaction agreement and the other transactions contemplated by the transaction agreement, Expedia’s board of directors consulted with Expedia’s management, as well as Expedia’s legal and financial advisors, and considered a number of factors, including the following factors which it viewed as supporting its decision to approve the offer, the mergers, the transaction agreement and the other transactions contemplated by the transaction agreement (not in any relative order of importance):

•	the expectation that Expedia would obtain a leadership position in the fast growing, approximately $100 billion vacation rental business, which is adjacent to Expedia’s core markets, by gaining access to HomeAway’s relationships with approximately 1.2 million vacation rental properties;

•	the expectation that Expedia’s transactional business model expertise would accelerate HomeAway’s shift from a classified marketplace model to an online, transactional model where bookings are predominantly processed through HomeAway’s sites and technology platforms, creating an enhanced user experience for HomeAway’s global traveler audience and the owners and managers of its over 1.2 million properties around the world;

•	the expectation that the combined company would create additional growth opportunities by leveraging the respective strengths of each business, expanding its global footprint and diversifying its revenue streams, which is expected to create long-term stockholder value;

•	the view that the terms and conditions of the transaction agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transactions;

•	the fact that the transaction agreement places limitations on HomeAway’s ability to seek an alternative proposal and requires HomeAway to pay Expedia a termination fee of $138 million if Expedia or HomeAway terminates the transaction agreement under certain circumstances, including if HomeAway consummates or enters into an agreement with respect to a competing acquisition proposal within a certain time period;

•	the anticipated short time period from announcement to completion achievable through the exchange offer structure and the expectation that the conditions to consummation of the offer and the mergers will be satisfied on a timely basis;

•	the amount and form of consideration to be paid in the transaction, including the fact that the exchange ratio is fixed and other financial terms of the transactions;

•	that former stockholders of HomeAway will own in the aggregate approximately 14.8% of the outstanding shares of Expedia common stock and approximately 13.5% of the outstanding shares of Expedia’s capital stock (common stock and class B common stock), representing approximately 7.6% of the total voting power of Expedia’s outstanding capital stock (common stock and class B common stock), and that Mr. Barry Diller, Chairman and Senior Executive of Expedia, will continue to control Expedia (through his own holdings and holdings of Liberty Interactive Corporation, over which Mr. Diller generally has voting control pursuant to an irrevocable proxy granted by Liberty Interactive Corporation), controlling approximately 54.2% of the outstanding total voting power of Expedia’s capital stock after giving effect to the consummation of the offer and the mergers;

•	current financial market conditions and the current and historical market prices and volatility of, and trading information with respect to, shares of Expedia and HomeAway common stock;

•	the board’s and management’s familiarity with the business operations, strategy, earnings and prospects of each of Expedia and HomeAway (including through its existing commercial arrangement with HomeAway) and the scope and results of the due diligence investigation of HomeAway conducted by Expedia management and outside advisors; and

•	Expedia management’s recommendation in favor of the offer and the mergers.

The Expedia board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the transactions, including the following (not in any relative order of importance):

•	the risk that the potential benefits of the acquisition may not be fully or even partially achieved, or may not be achieved within the expected timeframe;

•	costs associated with the transactions;

•	the risk that the transactions may not be consummated despite the parties’ efforts or that the closing of the transactions may be unduly delayed;

•	the risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of HomeAway and its subsidiaries, which may not entitle Expedia to terminate the transaction agreement;

•	the restrictions on the conduct of Expedia’s business prior to the completion of the transactions, including the restrictions on acquiring or agreeing to acquire any entity or assets that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the transaction agreement;

•	the challenges and difficulties relating to combining the operations of Expedia and HomeAway;

•	the risk of diverting Expedia management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with HomeAway, and other potential disruption associated with combining the companies;

•	the effects of general competitive, economic, political and market conditions and fluctuations on Expedia, HomeAway or the combined company; and

•	various other risks associated with the acquisition and the businesses of Expedia, HomeAway and the combined company, some of which are described under “Risk Factors.”

The Expedia board of directors concluded that the potential negative factors associated with the acquisition were outweighed by the potential benefits of completing the offer and the mergers. Accordingly, the Expedia board of directors approved the transaction agreement, the offer, the mergers and the other transactions contemplated by the transaction agreement.

The foregoing discussion of the information and factors considered by the Expedia board of directors is not intended to be exhaustive, but includes the material positive and negative factors considered by the Expedia board of directors. In view of the variety of factors considered in connection with its evaluation of the acquisition, the Expedia board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. The Expedia board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Expedia board of directors based its determination on the totality of the information presented.

Opinion of HomeAway’s Financial Advisor

HomeAway retained Qatalyst Partners to act as financial advisor to the HomeAway board of directors in connection with a potential transaction such as the offer and the mergers and to evaluate whether the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement was fair, from a financial point of view, to such holders. HomeAway selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of HomeAway and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this document. At the meeting of the HomeAway board of directors on November 4, 2015, Qatalyst Partners rendered its oral opinion, that, as of such date and based upon and subject to the various considerations, limitations and other matters set forth therein, the transaction consideration to be received by the holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated November 4, 2015, to the HomeAway board of directors following the meeting of the HomeAway board of directors.

The full text of Qatalyst Partners’ written opinion, dated November 4, 2015 to the HomeAway board of directors is attached hereto as Annex A and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the HomeAway board of directors and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the transaction consideration to be received by the holders of HomeAway common stock (other than Expedia or any affiliate of Expedia) pursuant to the transaction agreement, and it does not address any other aspect of the offer and the mergers. It does not constitute a recommendation as to whether any holder of shares of HomeAway common stock should tender shares of

HomeAway common stock in connection with the offer and does not in any manner address the price at which HomeAway common stock or Expedia common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the transaction agreement, certain related documents and certain publicly available financial statements and other business and financial information of HomeAway and Expedia, respectively. Qatalyst Partners also reviewed (i) certain forward-looking information relating to HomeAway prepared by the management of HomeAway, including financial projections and operating data of HomeAway (including the October 30 projections) (the “HomeAway projections”), and (ii) certain forward-looking information relating to Expedia prepared by the management of Expedia, including financial projections and operating data of Expedia prepared by the management of Expedia (the “Expedia projections”). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of HomeAway and Expedia, including information relating to certain strategic, financial and operational benefits anticipated from the offer and the mergers, with senior executives of HomeAway and Expedia. Qatalyst Partners also reviewed the historical market prices and trading activity for HomeAway common stock and Expedia common stock and compared the financial performance of HomeAway and Expedia and the prices and trading activity of HomeAway common stock and Expedia common stock with each other and with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by HomeAway and/or Expedia. With respect to the October 30 projections, Qatalyst Partners was advised by the management of HomeAway, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of HomeAway of the future financial performance of HomeAway. With respect to the Expedia projections, Qatalyst Partners was advised by the management of Expedia, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Expedia of the future financial performance of Expedia. Qatalyst Partners assumed that the offer and the mergers will be consummated in accordance with the terms set forth in the transaction agreement, without any modification or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the offer and the mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on HomeAway, Expedia or the contemplated benefits expected to be derived in the proposed offer and the proposed mergers. Qatalyst Partners also assumed that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HomeAway or Expedia, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessments of the management of HomeAway and Expedia as to the existing and future technology and products of HomeAway and Expedia and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, November 4, 2015. Events occurring after such date may affect the opinion and the assumptions used in preparing the opinion, and Qatalyst Partners does not assume any obligation to update, revise or reaffirm the opinion. Qatalyst Partners’ opinion does not address the underlying business decision of HomeAway to engage in the offer and the mergers, or the relative merits of the offer and the mergers as compared to any strategic alternatives that may be available to HomeAway. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the transaction consideration to be received by the holders of shares of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement, and it expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of HomeAway’s officers, directors or employees, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated November 4, 2015. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized the consensus of third-party research analyst projections for HomeAway, referred to as the “analyst projections,” as well as the HomeAway projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a potential, present value of share values for HomeAway common stock as of September 30, 2015 by:

•	adding:

(a)	the implied net present value of the estimated future unlevered free cash flows of HomeAway, based on the HomeAway projections, for the fourth quarter of calendar year 2015 through calendar year 2019 (which implied present value was calculated by using a range of discount rates of 9.0% to 12.0%, based on an estimated weighted average cost of capital for HomeAway);

(b)	the implied net present value of a corresponding terminal value of HomeAway, calculated by multiplying the Adjusted EBITDA in calendar year 2020, based on the HomeAway projections, by a range of multiples of enterprise value to next-twelve months estimated Adjusted EBITDA of 13.0x to 20.0x and discounted to present value using the same range of discount rates used in item (a) above;

•	HomeAway’s net cash (debt) as of September 30, 2015, including the face value of outstanding convertible notes, as provided by HomeAway’s management;

•	applying a dilution factor of approximately 11% to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants projected by HomeAway’s management; and

•	dividing the resulting amount by the number of fully-diluted shares of HomeAway’s common stock outstanding, adjusted for restricted stock units, performance grants and stock options outstanding, and assuming net share settlement of HomeAway’s outstanding warrants above the exercise price of such warrants as provided by HomeAway’s management as of September 30, 2015.

Based on the calculations set forth above, this analysis implied a range of values for HomeAway common stock of approximately $32.54 to $48.66 per share.

Selected Companies Analysis

Qatalyst Partners compared selected financial information and public market multiples for HomeAway with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in HomeAway’s industry.

Selected Companies

TripAdvisor, Inc.

The Priceline Group Inc.

Expedia, Inc.

Based upon research analyst consensus estimates for calendar year 2016, and using the closing prices as of November 3, 2015 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2016 (“CY2016E EBITDA Multiple”) for each of the selected companies. The median CY2016E EBITDA Multiple among the selected companies in the travel industry analyzed was 16.4x.

Based on an analysis of the CY2016E EBITDA Multiples for the selected companies, Qatalyst Partners selected a representative range of 15.0x to 21.0x and applied this range to HomeAway’s estimated calendar year 2016 EBITDA based on each of the HomeAway projections and the analyst projections. This analysis implied a range of values for HomeAway common stock of approximately $27.93 to $36.59 per share based on the HomeAway projections and approximately $27.29 to $35.70 per share based on the analyst projections.

No company included in the selected companies analysis is identical to HomeAway. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of HomeAway, such as the impact of competition on the business of HomeAway and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of HomeAway or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst Partners compared fifteen selected transactions involving companies in the travel industry announced between February 2002 and May 2015. These transactions are listed below:

Announcement Date	Target	Acquiror
5/22/2015	eLong, Inc.	Ctrip.com International, Ltd. & Other Investors
1/23/2015	Travelocity, Inc.	Expedia, Inc.
2/12/2015	Orbitz Worldwide, Inc.	Expedia, Inc.
7/6/2014	Wotif.com Holdings Limited	Expedia, Inc.
6/13/2014	OpenTable, Inc.	The Priceline Group Inc.
12/4/2013	Stayz Group	HomeAway, Inc.
12/21/2012	Trivago GmbH	Expedia, Inc.
11/8/2012	KAYAK Software Corporation	The Priceline Group Inc.
2/9/2011	Opodo Group	Permira Funds & AXA Private Equity
7/27/2010	eDreams	Permira Funds
5/12/2005	lastminute.com plc	Sabre Holdings Corporation
12/2/2004	eBookers plc	Cendant Corporation
9/29/2004	Orbitz Worldwide, Inc.	Cendant Corporation
3/19/2003	Expedia, Inc.	IAC
2/19/2002	Travelocity, Inc.	Sabre Holdings Corporation

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of the last-twelve months and next-twelve months EBITDA of the target company as reflected in certain publicly available financial statements, research analyst reports and press releases, the median of which was 24.2x and 16.5x, respectively. Based on the analysis of such metrics for the transactions noted above, Qatalyst Partners selected a representative range of 24.0x to 30.0x and 15.0x to 27.0x applied to HomeAway’s last-twelve months EBITDA and next-twelve months EBITDA, respectively (based on the analyst projections and measured from September 30, 2015). This analysis implied a range of values for HomeAway common stock of approximately $32.78 to $39.34 and $26.13 to $42.05 for last-twelve months and next-twelve months multiple ranges, respectively.

No company or transaction utilized in the selected transactions analysis is identical to HomeAway or the offer and the mergers. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of HomeAway, such as the impact of competition on the business of HomeAway or the industry generally, industry growth and the absence of any material adverse change in the financial condition of HomeAway or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the offer and the mergers, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the offer and the mergers by the HomeAway board of directors, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of HomeAway. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of HomeAway. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the transaction consideration to be received by the holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the transaction agreement, and in connection with the delivery of its opinion to the HomeAway board of directors. These analyses do not purport to be appraisals or to reflect the price at which HomeAway common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the HomeAway board of directors was one of many factors considered by the HomeAway board of directors in deciding to approve the transaction agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the HomeAway board of directors with respect to the transaction consideration to be received by HomeAway’s stockholders pursuant to the offer and the mergers or of whether the HomeAway board of directors would have been willing to agree to a different consideration. The transaction consideration was determined through arm’s-length negotiations between HomeAway and Expedia and was approved by the HomeAway board of directors. Qatalyst Partners provided advice to HomeAway during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to HomeAway or that any specific consideration constituted the only appropriate consideration for the offer and the mergers.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of HomeAway, Expedia or certain of their respective affiliates.

During the two year period prior to November 4, 2015, no material relationship existed between Qatalyst Partners and its affiliates and HomeAway or Expedia pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and its affiliates may in the future provide investment banking and other financial services to HomeAway or Expedia or any of their respective affiliates for which they would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided HomeAway with financial advisory services in connection with the proposed offer and the proposed mergers for which it will be paid approximately $46 million (provided that the final actual fee will be, in part, based on an average of the closing price of Expedia’s common stock over ten trading days approaching the closing of the offer), $250,000 of which has been previously been paid, approximately $9 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the offer and the mergers. HomeAway has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. HomeAway has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses relating to or arising out of Qatalyst Partners’ engagement.

Prospective Financial Information

HomeAway does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its strategic planning process, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s then-current business model, which HomeAway refers to as the “August 20 projections.” The August 20 projections were prepared to demonstrate the expected performance of HomeAway under its then-current business model in comparison to the proposed new business model. In addition, in connection with its due diligence process and evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, as described in this document, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s proposed new business model, which were shared with Company A, Company F and Expedia on October 5, 2015, which are referred to as the “October 5 projections.” The August 20 projections and the October 5 projections were presented to and reviewed, but never approved, by the HomeAway board of directors.

When the HomeAway board of directors reviewed the October 5 projections, they identified a number of risks that were not adequately reflected in the projections, including the following:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

In order to address to concerns of the HomeAway board of directors, HomeAway management made a number of adjustments to the assumptions underlying the October 5 projections, including with respect to the following categories and line items:

•	lowering the renewal rate for subscription customers in fiscal year 2016;

•	increasing the negative impact to conversion based on implementation of the traveler fee in fiscal year 2016;

•	annual visits growth deceleration (due primarily to SEO reduction) in fiscal years 2016, 2017 and 2018;

•	increased marketing spend as a percentage of revenue in fiscal years 2016, 2017 and 2018;

•	Adjusted EBITDA cushion in fiscal years 2016, 2017 and 2018; and

•	appropriate adjustments to the extrapolated 2019 and 2020 projections resulting from the above factors.

As a result of these adjustments, HomeAway management presented new projections to the HomeAway board of directors on October 30, 2015, which are referred to as the “October 30 projections.” The October 30 projections were approved by the HomeAway board of directors on October 31, 2015 and then provided to Qatalyst Partners for its use in the analysis performed in connection with the opinion that the HomeAway board of directors received from Qatalyst Partners on November 4, 2015.

The August 20 projections, the October 5 projections and the October 30 projections are referred to together as the “HomeAway projections.” The October 5 projections and the October 30 projections were provided to the HomeAway board of directors, Qatalyst Partners and, to the extent indicated in more detail below, Expedia in the solicitation process during the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement. To give HomeAway stockholders access to certain nonpublic information that was available to the HomeAway board of directors at the time of the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, the HomeAway projections are summarized below.

The HomeAway projections were developed from HomeAway’s historical financial statements and a series of HomeAway management’s independent assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the offer, the mergers or the other transactions contemplated by the transaction agreement or any other effects of the offer, the mergers and the other transactions contemplated by the transaction agreement.

The HomeAway projections summarized below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the HomeAway projections in this document should not be regarded as an indication that the HomeAway board of directors, Qatalyst Partners, any of their affiliates, or any other recipient of this information (including Expedia) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. HomeAway’s independent registered public accounting firm, PricewaterhouseCoopers

LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

The PricewaterhouseCoopers LLP report included in HomeAway’s most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, any affiliates of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the HomeAway projections described below. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, or any affiliates of the foregoing intends to, and each such person disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term).

HomeAway’s future financial results may materially differ from those expressed in the HomeAway projections due to numerous factors, including many that are beyond HomeAway’s or anyone else’s ability to control or predict. No one can assure you that any of the HomeAway projections will be realized or that HomeAway’s future financial results will not materially vary from the HomeAway projections. The HomeAway projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. The HomeAway projections should not be utilized as public guidance and will not be provided in the ordinary course of business in the future.

Furthermore, while presented with numerical specificity, the HomeAway projections necessarily are based on numerous assumptions, many of which are beyond anyone’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to HomeAway’s business, including with respect to future business initiatives and changes to HomeAway’s business model for which there is no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The HomeAway projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities. In addition, the HomeAway projections do not take into account the effect of any failure of the offer, the mergers and the other transactions contemplated by the transaction agreement to occur and should not be viewed as accurate or continuing in that context.

HomeAway management estimated financial projections through the end of fiscal year 2018 for the August 20 projections and calendar year 2020 for the October 5 projections and the October 30 projections in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the HomeAway projections have not been updated to reflect revised prospects for HomeAway’s business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections were prepared. The HomeAway projections cover multiple years, and such information by its nature becomes less reliable with each successive year.

The inclusion of the summary of the HomeAway projections below should not be deemed an admission or representation by HomeAway, Expedia, the Offeror, Qatalyst Partners, or any of their affiliates with respect to such projections or that such projections are or were viewed by any such person as material information regarding HomeAway, and in fact HomeAway views such projections as non-material because of the inherent risks and uncertainties associated with such projections. The HomeAway projections are not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such projections, or portions of these projections, were provided to HomeAway’s board of directors, HomeAway’s financial advisor and Expedia.

The information from the HomeAway projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding HomeAway contained in HomeAway’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the HomeAway projections, stockholders are cautioned not to place undue, if any, reliance on the HomeAway projections included in this document, including in making a decision as to whether to tender their HomeAway shares in the offer.

The prospective financial information included in this document has been prepared by, and is the responsibility of, HomeAway’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this document relates to HomeAway’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The following table presents selected unaudited prospective financial data for the August 20 projections:

	Year Ending December 31,
	FY2016E	FY2017E	FY2018E
Revenue (in millions)	$580.2	$687.3	$769.8
Adjusted EBITDA (in millions)	150.8	204.5	238.0

The following table presents selected unaudited prospective financial data for the October 5 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	$670	*	$907	*	$1,089	*	$1,280	$1,472
Adjusted EBITDA (in millions)	32	165	*	275	*	336	*	394	453
Unlevered Free Cash Flow (in millions)	25	150		188		285		324	365

The following table presents selected unaudited prospective financial data for the October 30 projections:

	Q4 CY2015E		Year Ending December 31,
			2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	*	$624	*	$782	*	$921	*	$1,059	$1,186
Adjusted EBITDA (in millions)	32	*	154	*	211	*	250	*	288	322
Unlevered Free Cash Flow (in millions)	31		128		136		214		247	277

*	Unaudited prospective financial data provided to Expedia.

HomeAway defines “Adjusted EBITDA” as net income (loss) attributable to HomeAway plus depreciation, amortization of intangible assets; stock-based compensation expense; interest expense (income); other expense (income), net; income tax expense (benefit); and impact of noncontrolling interests.

HomeAway defines “Unlevered Free Cash Flow” as Adjusted EBITDA less capital expenditure, unlevered cash taxes and investment in working capital.

As noted above, the HomeAway projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to HomeAway’s business, all of which are difficult to predict and many of which are beyond anyone’s control.

Adjusted EBITDA and Unlevered Free Cash Flow should not be reviewed in isolation. You should consider them in addition to, and not as substitutes for, measures of HomeAway’s financial performance reported in accordance with GAAP. HomeAway’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies and because other companies may not calculate such measures in the same manner as HomeAway does. Adjusted EBITDA has limitations as analytical tools. In addition, none of these measures reflect future requirements for contractual obligations.

Further limitations of Adjusted EBITDA include:

•	this measure does not reflect changes in working capital;

•	this measure does not reflect interest income or interest expense; and

•	this measure does not reflect cash requirements for income taxes.

Expedia does not as a matter of course issue public outlook or other projections as to future performance or earnings due to, among other reasons, the unpredictability and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, Expedia does not endorse any forward-looking financial information as a reliable indication of future results.

Expedia provided a high-level, preliminary outlook prepared by Expedia management that included limited unaudited prospective financial information to Qatalyst Partners, which representatives of Qatalyst Partners made available to the HomeAway board of directors on November 3, 2015.

The pro forma summation of the limited standalone unaudited prospective financial information for Expedia and HomeAway set forth below does not include or take into account any potential synergies, integration costs attributable to the consummation of the proposed transaction or other adjustments. In addition, the pro forma summation does not take into account the impact of purchase accounting rules, which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing. Specifically, the pro forma summation of the standalone unaudited financial information was calculated only by summing the limited unaudited standalone prospective financial information for each of Expedia and HomeAway, using the HomeAway October 30 projections, to arrive at a pro forma unaudited outlook for the combined company and no other adjustments, calculations, analyses, assumptions or otherwise were made with respect to such information.

The pro forma summation of the limited standalone unaudited prospective financial information is included in this document solely because it was among the financial information made available to the HomeAway board of directors in connection with HomeAway’s due diligence of Expedia and the HomeAway board of directors’ consideration of the offer and the mergers. References to “preliminary outlook” below are references to Expedia’s high-level, preliminary outlook and/or such pro forma summation, as applicable.

The preliminary outlook was not reviewed or approved by the Expedia board of directors, and is not the result of any formal internal review or process. Moreover, the preliminary outlook was based on estimates and assumptions made by Expedia management prior to the completion of Expedia’s 2016 annual financial planning process and the Expedia board approved financial plans which result from that process. As such, the preliminary outlook may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors, including (but not limited to) changes in the underlying business trends in each of Expedia’s business units, changes that may be required due to the annual budgeting process, incremental investments or returns associated with new or ongoing initiatives, changes in estimates related to anticipated benefits or costs associated with the integration of prior acquisitions and, in each case, the timing of such investments, returns, benefits or costs.

Additionally, Expedia’s future financial results may also materially differ from those expressed in the preliminary outlook due to numerous factors that are beyond Expedia’s or anyone else’s ability to control or predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Expedia’s business, including with respect to future business initiatives. The assumptions underlying the preliminary outlook may not prove to have been, or may no longer be, accurate.

Expedia management estimated the prospective financial information in the preliminary outlook in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the preliminary outlook has not been updated to reflect revised prospects for Expedia’s business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such outlook was prepared.

Specifically, the preliminary outlook does not take into account any circumstances or events occurring after November 1, 2015, the date it was prepared, and specifically does not include any financial consequences resulting from the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities to follow. Additionally, the preliminary outlook does not give effect to any other changes that may result from the offer, the mergers or the other transactions contemplated by the transaction agreement.

The preliminary outlook covers multiple years, and such information by its nature becomes less reliable with each successive year. The preliminary outlook should not be utilized as public guidance and will not be updated by Expedia nor provided in the ordinary course of business in the future.

No one can assure you that any of the prospective financial information contained in the preliminary outlook will be realized or that Expedia’s future financial results will not materially vary from the preliminary outlook.

The preliminary outlook summarized below was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

The inclusion of the preliminary outlook summarized below in this document should not be regarded as an indication that Expedia, the Expedia board of directors, HomeAway, the HomeAway board of directors and its financial advisor, any affiliate of any of the foregoing, or any other recipient of this information, considered, or now considers, such preliminary outlook to be a reliable prediction of future results or any actual future events.

The Expedia prospective financial information included as part of the preliminary outlook in this document has been prepared by, and is the responsibility of, Expedia management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference into this document relates to Expedia’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

None of Expedia, the Offeror, HomeAway, Qatalyst Partners, any affiliates of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the preliminary outlook described below. None of Expedia, the Offeror, HomeAway, Qatalyst Partners, or any affiliates of the foregoing intends to, and each such person disclaims any obligations to, update, revise or correct such preliminary outlook if it is or becomes inaccurate (in the long term or the short term).

The inclusion of the summary of the preliminary outlook below should not be deemed an admission or representation by Expedia, the Offeror, HomeAway, Qatalyst Partners, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding Expedia, and in fact Expedia views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties. The preliminary outlook is not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such information was provided to HomeAway’s board of directors and HomeAway’s financial advisor.

The information from the preliminary outlook should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Expedia contained in Expedia’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the preliminary outlook, stockholders are cautioned not to place undue, if any, reliance on the preliminary outlook included in this document, including in making a decision as to whether to tender their HomeAway shares in the offer.

The following table presents a pro forma summation of the limited standalone unaudited prospective financial information for Expedia and HomeAway (utilizing the HomeAway October 30 projections) (excluding any synergies, integration costs and the impact of purchase accounting rules which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing) presented to the HomeAway board of directors on November 3, 2015:

	Year Ending December 31, 2016E	2017E	2018E
Revenue (in millions)	$8,942	$10,341	$11,801
Adjusted EBITDA (in millions)	$1,685	$2,084	$2,384

Expedia defines “Adjusted EBITDA” as operating income / (loss) plus: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements; and (iii) upfront consideration paid to settle employee compensation plans of the acquiree; (3) certain infrequently occurring items, including restructuring; (4) items included in Legal reserves, occupancy tax and other, which includes reserves for potential settlement of issues related to transactional taxes (e.g. hotel and excise taxes), related to court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings; (5) gains (losses) realized on revenue hedging activities that are included in other, net; and (6) depreciation.

Adjusted EBITDA, as referenced above, may be considered a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.

Distribution of Offering Materials

This document, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of HomeAway common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on HomeAway’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares.

Expiration of the Offer

The offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, unless extended or terminated. “Expiration date” means 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015, unless and until the Offeror has extended the period during which the offer is open, subject to the terms and conditions of the transaction agreement, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by the Offeror, will expire.

Extension, Termination and Amendment of Offer

Subject to the provisions of the transaction agreement and the applicable rules and regulations of the SEC, and unless HomeAway consents otherwise or the transaction agreement is otherwise terminated, the Offeror must (1) extend the offer in the event that any of the conditions to the offer (including the minimum tender condition) have not been satisfied or waived as of any then scheduled expiration of the offer, for periods of up to ten business days each in order to permit the satisfaction of the conditions to the offer, and (2) extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ which is applicable to the offer or the mergers. However, the Offeror is not required to extend the offer beyond May 4, 2016 (which is the “outside date”).

The Offeror expressly reserves the right to waive any offer condition or modify the terms of the offer, except that the Offeror may not make certain changes to the offer or waive certain conditions to the offer without the prior written consent of HomeAway. Changes to the offer that require the prior written consent of HomeAway include changes (i) that change the form of consideration to be paid in the offer, (ii) that decrease the consideration in the offer or the number of shares sought in the offer, (iii) that extend the offer (other than extensions required by law or SEC or NASDAQ regulation, or extensions of up to ten business days each if any of the conditions to the offer have not been satisfied or waived as of the then-scheduled expiration date in order to permit the satisfaction of such conditions and subject to other specified exceptions), (iv) that impose conditions to the offer not included in the transaction agreement, or (v) that amend or modify any other term or condition of the offer in a manner adverse to holders of shares of HomeAway common stock. Conditions to the offer that the Offeror and Expedia may not waive without the prior written consent of HomeAway include (i) the minimum tender condition, (ii) the receipt of required regulatory approvals, (iii) lack of legal prohibitions, (iv) the approval for listing on the NASDAQ of the shares of Expedia common stock to be issued in the offer or the first merger, (v) the receipt of an opinion by each of Expedia and HomeAway from their respective legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (vi) the effectiveness of the registration statement on Form S-4 of which this document is a part and (vii) there not having occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Expedia (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer. Pursuant to the transaction agreement, HomeAway has the right to require that Expedia and the Offeror waive the following conditions: (i) the receipt of an opinion by each of Expedia and HomeAway from their respective legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) there not having occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Expedia (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer.

The Offeror will effect any extension, termination, amendment or delay of the offer by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release.

If the Offeror materially changes the terms of the offer or the information concerning the offer, or if the Offeror waives a material condition of the offer, the Offeror will extend the offer to the extent legally required under the Exchange Act.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

No subsequent offering period will be available after the offer.

Exchange of Shares; Delivery of Cash and Shares of Expedia Common Stock

Expedia has retained Computershare Trust Company, N.A. as the depositary and exchange agent for the offer (the “exchange agent”) to handle the exchange of HomeAway shares for the transaction consideration in the offer and the first merger.

Upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for exchange, and will exchange, shares validly tendered and not validly withdrawn promptly after the expiration of the offer. In all cases, a HomeAway stockholder will receive consideration for tendered HomeAway shares only after timely receipt by the exchange agent of certificates for those shares (or a confirmation of a book-entry transfer of those shares into the exchange agent’s account at The Depository Trust Company (“DTC”)), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer), and any other required documents.

For purposes of the offer, the Offeror will be deemed to have accepted for exchange shares validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the offer. The exchange agent will deliver to the applicable HomeAway stockholders any cash and shares of Expedia common stock issuable in exchange for shares validly tendered and accepted pursuant to the offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering HomeAway stockholders for the purpose of receiving cash and shares of Expedia common stock from the Offeror and transmitting such cash and stock to the tendering HomeAway stockholders. HomeAway stockholders will not receive any interest on any cash that the Offeror pays in the offer, even if there is a delay in making the exchange.

If the Offeror does not accept any tendered HomeAway shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted representing more shares than are tendered for, the Offeror will cause to be returned certificates for such unexchanged shares without expense to the tendering stockholder or, in the case of shares tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below in “—Procedure for Tendering,” the shares to be returned will be credited to an account maintained with DTC as soon as practicable following expiration or termination of the offer.

Withdrawal Rights

HomeAway stockholders can withdraw tendered HomeAway shares at any time until the expiration of the offer and, if the Offeror has not agreed to accept the shares for exchange on or prior to January 14, 2016, HomeAway stockholders can thereafter withdraw their shares from tender at any time after such date until the Offeror accepts shares for exchange.

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the HomeAway stockholder at one of the addresses set forth elsewhere in this document, prior to the expiration of the offer. The notice must include the HomeAway stockholder’s name, address, social security number (or tax identification number in the case of entities), the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the offer or the procedures of DTC, if applicable.

A financial institution must guarantee all signatures on the notice of withdrawal, unless the shares to be withdrawn were tendered for the account of an eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide signature guarantees. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program.

If shares have been tendered pursuant to the procedures for book-entry transfer discussed under the section entitled “—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

The Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding. None of the Offeror, Expedia, HomeAway, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any shares validly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, a HomeAway stockholder may re-tender withdrawn shares by following the applicable procedures discussed under the section “—Procedure for Tendering” at any time prior to the expiration of the offer.

Procedure for Tendering

To validly tender shares of HomeAway common stock held of record, HomeAway stockholders must:

•	if such shares are in certificated form or Direct Registration Form, deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates, if applicable, for tendered HomeAway shares to the exchange agent for the offer, at one of its addresses set forth elsewhere in this document, all of which must be received by the exchange agent prior to the expiration of the offer; or

•	if such shares are in electronic book-entry form, deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, all of which must be received by the exchange agent prior to the expiration date.

If shares of HomeAway common stock are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), those shares may be tendered by the nominee holding such shares by book-entry transfer through DTC. To validly tender such shares held in street name, HomeAway stockholders should instruct such nominee to do so prior to the expiration of the offer.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the Offeror may enforce that agreement against such participant.

The exchange agent has established an account with respect to the shares at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares by causing DTC to transfer such shares prior to the expiration date into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth elsewhere in this document prior to the expiration of the offer. The Offeror cannot assure HomeAway stockholders that book-entry delivery of shares will be available. If book-entry delivery is not available, HomeAway stockholders must tender shares by means of delivery of HomeAway share certificates. The Offeror is not providing for guaranteed delivery procedures and therefore HomeAway stockholders who hold their shares through a DTC participant must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration of the offer. Tenders received by the exchange agent after the expiration of the offer will be disregarded and of no effect.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which shares are tendered either by a registered holder of shares who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares are registered in the name of a person other than the person who signs the letter of transmittal, or if payment is to be made or delivered to, or a share certificate not accepted for exchange or not tendered (including any certificate for unexchanged shares) is to be issued in the name of, a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature or signatures on the certificates or stock powers guaranteed by an eligible institution.

The method of delivery of HomeAway share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering HomeAway stockholder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, the Offeror recommends registered mail with return receipt requested and properly insured. In all cases, HomeAway stockholders should allow sufficient time to ensure timely delivery.

To prevent U.S. federal backup withholding, each HomeAway stockholder that is a U.S. person (as defined in the Code), other than a stockholder exempt from backup withholding as described elsewhere in this document, must provide the exchange agent with its correct taxpayer identification number and certify that it is not subject to backup withholding of U.S. federal income tax by completing the IRS Form W-9 included in the letter of transmittal. Certain stockholders (including, among others, certain foreign persons) are not subject to these backup withholding requirements. In order for a HomeAway stockholder that is a foreign person to qualify as an exempt recipient for purposes of U.S. federal backup withholding, the stockholder must submit an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other applicable IRS Form W-8, signed under penalties of perjury, attesting to such person’s exempt status. In addition, HomeAway stockholders that are foreign persons may be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to cash received pursuant to the offer. See the discussion under “Material U.S. Federal Income Tax Consequences.”

The tender of shares pursuant to any of the procedures described above will constitute a binding agreement between the Offeror and the tendering HomeAway stockholder upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment).

No Guaranteed Delivery

The Offeror is not providing for guaranteed delivery procedures, and therefore HomeAway stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration date. If HomeAway stockholders hold shares through a DTC participant, such stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. HomeAway stockholders must tender their HomeAway shares in accordance with the procedures set forth in this document. In all cases, the Offeror will exchange shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described elsewhere in this document), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

Grant of Proxy

By executing a letter of transmittal, a HomeAway stockholder will irrevocably appoint the Offeror’s designees as such HomeAway stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to exercise to the full extent such stockholder’s rights with respect to its shares tendered and accepted for exchange by the Offeror and with respect to any and all other shares and other securities issued or issuable in respect of those shares. That appointment is effective, and voting rights will be effected, when and only to the extent that the Offeror accepts tendered HomeAway shares for exchange pursuant to the offer and deposits with the exchange agent the transaction consideration for such shares. All such proxies will be considered coupled with an interest in the tendered shares and therefore will not be revocable. Upon the effectiveness of such appointment, all prior powers of attorney and proxies that the HomeAway stockholder has given will be revoked, and such stockholder may not give any subsequent powers of attorney or proxies (and, if given, they will not be deemed effective). The Offeror’s designees will, with respect to the shares for which the appointment is effective, be empowered, among other things, to exercise all of such stockholder’s voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of HomeAway’s stockholders or otherwise.

The Offeror reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon the Offeror’s acceptance of such shares for exchange, the Offeror must be able to exercise full voting rights with respect to such shares. However, prior to acceptance for exchange by the Offeror in accordance with terms of the offer, the appointment will not be effective, and the Offeror will have no voting rights as a result of the tender of shares.

Fees and Commissions

Tendering registered HomeAway stockholders who tender shares directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Tendering HomeAway stockholders who hold HomeAway shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether or not such institution will charge the stockholder any service fees in connection with tendering shares pursuant to the offer. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares pursuant to the offer will be paid by the Offeror.

Matters Concerning Validity and Eligibility

The Offeror will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares, in its sole discretion, and its determination will be final and binding to the fullest extent permitted by law. The Offeror reserves the absolute right to reject any and all tenders of shares that it determines are not in the proper form or the acceptance of or exchange for which may be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities in tenders of such shares have been cured or waived. None of the Offeror, Expedia, HomeAway or any of their affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding to the fullest extent permitted by law.

HomeAway stockholders who have any questions about the procedure for tendering shares in the offer should contact the information agent at the address and telephone number set forth elsewhere in this document.

Announcement of Results of the Offer

Expedia will announce the final results of the offer, including whether all of the conditions to the offer have been satisfied or waived and whether the Offeror will accept the tendered shares of HomeAway common stock for exchange, as promptly as practicable following the expiration date. The announcement will be made by a press release in accordance with applicable securities laws and stock exchange requirements.

Purpose of the Offer and the Mergers

The purpose of the offer is for Expedia to acquire control of, and ultimately the entire equity interest in, HomeAway. The offer, as the first step in the acquisition of HomeAway, is intended to facilitate the acquisition of HomeAway. Accordingly, if the offer is completed and as a second step in such plan, pursuant to the terms and subject to the conditions of the transaction agreement, as soon as practicable following the consummation of the offer, Expedia intends to consummate a merger of the Offeror with and into HomeAway, with HomeAway surviving the merger. The purpose of the first merger is for Expedia to acquire all shares of HomeAway common stock that it did not acquire in the offer. In the first merger, each outstanding share of HomeAway common stock that was not acquired by Expedia or the Offeror in the offer (other than certain dissenting, converted and cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. Upon consummation of the first merger, the HomeAway business will be held in a direct wholly owned subsidiary of Expedia, and the former stockholders of HomeAway will no longer have any direct ownership interest in the surviving corporation.

Immediately following the first merger and as the final step in Expedia’s plan to acquire all of the outstanding shares of HomeAway common stock, the surviving corporation will merge with and into Expedia, with Expedia surviving the second merger.

No Stockholder Approval

If the offer is consummated, Expedia is not required to and will not seek the approval of HomeAway’s remaining public stockholders before effecting the first merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the offer is completed, it will mean that the minimum tender condition has been satisfied, and if the minimum tender condition has been satisfied, it will mean that the first merger will be subject to 251(h) of the DGCL. Accordingly, if the offer is completed, Expedia intends to effect the closing of the first merger without a vote of the HomeAway stockholders in accordance with Section 251(h) of the DGCL.

Dissenters’ Rights

No appraisal rights are available to the holders of HomeAway shares in connection with the offer. However, if the first merger is consummated, the holders of HomeAway shares immediately prior to the effective time of the first merger who (1) did not tender HomeAway shares in the offer; (2) follow the procedures set forth in Section 262 of the DGCL; and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any HomeAway shares could be based upon considerations other than, or in addition to, the price paid in the offer and the first merger and the market value of such shares. Holders of HomeAway shares should recognize that the value so determined could be higher or lower than, or the same as, the consideration payable in the offer and the first merger. Moreover, Expedia and HomeAway may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares of HomeAway common stock is less than such amount.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a HomeAway stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the offer and 20 days after the mailing of the Schedule 14D-9, deliver to HomeAway a written demand for appraisal of shares of HomeAway common stock held, which demand must reasonably inform HomeAway of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender HomeAway shares in the offer; and

•	continuously hold of record the shares from the date on which the written demand for appraisal is made through the effective time of the first merger.

This does not purport to be a complete statement of the procedures to be followed by HomeAway stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

Non-Applicability of Rules Regarding “Going Private” Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the first merger or another business combination following the purchase of shares pursuant to the offer in which the Offeror seeks to acquire the remaining shares not held by it. The Offeror believes that Rule 13e-3 will not be applicable to the first merger because it is anticipated that the first merger will be effected within one year following the consummation of the offer and, in the first merger, stockholders will receive the same consideration as that paid in the offer.

Plans for HomeAway

In connection with the offer, Expedia has reviewed and will continue to review various possible business strategies that it might consider in the event that the Offeror acquires control of HomeAway, whether pursuant to the offer, the mergers or otherwise. Following a review of additional information regarding HomeAway, these changes could include, among other things, changes in HomeAway’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. See also “The Offer—Expedia’s Reasons for the Offer and the Mergers.”

Delisting and Termination of Registration

Following consummation of the transactions, shares of HomeAway common stock will no longer be eligible for inclusion on the NASDAQ and will be withdrawn from listing. Assuming that HomeAway qualifies for termination of registration under Exchange Act after the transactions are consummated, Expedia also intends to seek to terminate the registration of shares of HomeAway common stock under the Exchange Act. See “—Effect of the Offer on the Market for HomeAway Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations.”

Board of Directors and Management; Organizational Documents

Upon consummation of the mergers, the directors and officers of Expedia immediately prior to the consummation of the mergers will be the directors and officers of Expedia, as the surviving corporation in the second merger. Upon consummation of the mergers, the certificate of incorporation and bylaws of Expedia as in effect immediately prior to the effective time of the mergers will be the certificate of incorporation and bylaws of Expedia, as the surviving corporation in the second merger. After Expedia’s review of HomeAway and its corporate structure, management and personnel, Expedia will determine what changes, if any, are desirable.

Ownership of Expedia After the Offer and the Mergers

It is estimated that former stockholders of HomeAway will own in the aggregate approximately 14.8% of the outstanding shares of Expedia common stock and approximately 13.5% of the outstanding shares of Expedia’s capital stock (common stock and class B common stock), representing approximately 7.6% of the total voting power of Expedia’s outstanding capital stock (common stock and class B common stock), immediately following consummation of the offer and the mergers, assuming that:

•	Expedia acquires through the offer and the first merger 100% of the outstanding shares of common stock of HomeAway;

•	in the offer and the first merger, Expedia issues 20,301,796 shares of Expedia common stock as part of the transaction consideration; and

•	immediately following completion of the transactions, there are 137,467,380 shares of Expedia common stock outstanding (calculated by adding 117,165,584 the number of shares of Expedia common stock outstanding as of November 6, 2015 (excluding treasury shares), plus 20,301,796, the number of shares of Expedia common stock estimated to be issued as part of the transaction consideration), and 12,799,999 shares of Expedia class B common stock outstanding.

The percentage of votes for all classes of Expedia’s capital stock is based on one vote for each share of common stock and ten votes for each share of class B common stock.

Effect of the Offer on the Market for the HomeAway Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for HomeAway Shares

The purchase of HomeAway shares by the Offeror pursuant to the offer will reduce the number of holders of HomeAway shares and the number of HomeAway shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining HomeAway shares held by the public. The extent of the public market for HomeAway shares after consummation of the offer and the availability of quotations for such shares will depend upon a number of factors, including the number of stockholders holding HomeAway shares, the aggregate market value of the HomeAway shares held by the public at such time, the interest of maintaining a market in the HomeAway shares, analyst coverage of HomeAway on the part of any securities firms and other factors. It is anticipated that, because the first merger will be subject to Section 251(h) of the DGCL if the offer is consummated, the first merger will be consummated as promptly as practicable after the offer is consummated

(and possibly on the same day the offer is consummated). As a result of the first merger, shares of HomeAway common stock will no longer qualify for inclusion on the NASDAQ and will be withdrawn from listing.

NASDAQ Listing

The shares of HomeAway common stock are currently listed on the NASDAQ. However, the rules of the NASDAQ establish certain criteria that, if not met, could lead to the discontinuance of listing of the shares of HomeAway common stock from the NASDAQ. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of shares of HomeAway common stock pursuant to the offer or otherwise, shares of HomeAway common stock no longer meet the requirements of the NASDAQ for continued listing and the shares of HomeAway common stock are delisted, the market for such shares would be adversely affected.

Following the consummation of the offer, if the first merger is for some reason not consummated, it is possible that shares of HomeAway common stock would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for such shares would, however, depend upon the number of HomeAway stockholders and the aggregate market value of shares of HomeAway common stock remaining at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of shares of HomeAway common stock under the Exchange Act and other factors. As a result of the first merger, shares of HomeAway common stock will no longer qualify for inclusion on the NASDAQ and will be withdrawn from listing.

Margin Regulations

The shares of HomeAway common stock are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of such shares of HomeAway common stock. Depending upon factors similar to those described above regarding the market for HomeAway shares and stock quotations, it is possible that, following the offer, shares of HomeAway common stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. As a result of the first merger, shares of HomeAway common stock will no longer constitute “margin securities.”

Registration Under the Exchange Act

The shares of HomeAway common stock are currently registered under the Exchange Act. Such registration may be terminated upon application by HomeAway to the SEC if HomeAway shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of HomeAway shares under the Exchange Act would substantially reduce the information required to be furnished by HomeAway to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to HomeAway, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of HomeAway and persons holding “restricted securities” of HomeAway to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of shares of HomeAway common stock under the Exchange Act were terminated, such shares would no longer be “margin securities” or be eligible for quotation on the NASDAQ. After consummation of the offer, Expedia and the Offeror currently intend to cause HomeAway to terminate the registration of HomeAway shares under the Exchange Act as soon as the requirements for termination of registration are met.

Conditions of the Offer

Notwithstanding any other provisions of the offer and in addition to the Offeror’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the transaction agreement, the Offeror and Expedia are not required to accept for exchange or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), exchange the transaction consideration for any tendered HomeAway shares, if at the expiration of the offer any of the following conditions have not been satisfied or waived:

Minimum Tender Condition—HomeAway stockholders having validly tendered and not validly withdrawn in accordance with the terms of the offer and prior to the expiration of the offer a number of shares of HomeAway common stock that, together with any shares of HomeAway common stock then owned by Expedia and the Offeror, represents at least a majority of all then-outstanding shares of HomeAway common stock.

Regulatory Approvals—Any applicable waiting period under the HSR Act having expired or been terminated and the parties having received any applicable approvals, consents or clearances under the competition laws of Germany and Australia.

Effectiveness of Form S-4—The registration statement on Form S-4, of which this document is a part, must have become effective under the Securities Act, and must not be the subject of any stop order or proceeding seeking a stop order.

No HomeAway Material Adverse Effect—There must not have occurred (i) any material adverse effect on the ability of HomeAway to consummate the transactions prior to May 4, 2016 or (ii) any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on HomeAway (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer.

No Expedia Material Adverse Effect—There must not have occurred (i) any material adverse effect on the ability of Expedia to consummate the transactions prior to May 4, 2016 or (ii) any change, effect, development, circumstance, condition, state of facts, event or occurrence after the date of the transaction agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Expedia (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”), and that is continuing as of immediately prior to the expiration of the offer.

Listing of Expedia Common Stock—The shares of Expedia common stock to be issued in the offer and the first merger must have been approved for listing on the NASDAQ, subject to official notice of issuance.

No Legal Prohibition—No law, order or injunction restraining or enjoining or otherwise prohibiting the consummation of the offer or the mergers must have been enacted, issued, promulgated or granted by a governmental entity of competent jurisdiction.

HomeAway’s Compliance with Covenants—HomeAway must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the transaction agreement prior to the expiration of the offer.

Accuracy of HomeAway’s Representations and Warranties—the representations and warranties of HomeAway in the transaction agreement must be true and correct as of the expiration of the offer as though made on and as of the expiration of the offer (except for representations and warranties that by their terms speak specifically as of the date of the transaction agreement or another date, in which case as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or material adverse effect) have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on HomeAway (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”); provided that (1) HomeAway’s representations and warranties related to its organization, qualification and existence, its authority to enter into the transaction agreement, that no approval of the mergers is required by HomeAway stockholders, enforceability of the transaction agreement and that no material adverse effect on HomeAway (with such term as defined in the transaction agreement and described under “Transaction Agreement—Material Adverse Effect”) having occurred from December 31, 2014 through November 4, 2015 (the date of the transaction agreement) must be true and correct in all respects, (2) HomeAway’s representations and warranties related to its subsidiaries, equity awards schedule, voting debt or other agreements, state takeover statutes and broker must be true and correct in all material respects and (3) HomeAway’s representations related to its capitalization must be true and correct in all respects, except for any failures to be true and correct that would not increase the aggregate amount of HomeAway shares and/or share equivalents outstanding as of November 2, 2015 by more than 500,000.

Expedia Tax Opinion—Expedia must have received an opinion of Wachtell Lipton, counsel to Expedia, in form and substance reasonably satisfactory to Expedia, dated as of the date of the expiration of the offer, to the effect that, based on facts, representations and assumptions described or referred to in such opinion, the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

HomeAway Tax Opinion—HomeAway must have received an opinion of WSGR, counsel to HomeAway, in form and substance reasonably satisfactory to HomeAway, dated as of the date of the expiration of the offer, to the effect that, based on facts, representations and assumptions described or referred to in such opinion, the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No Termination of the Transaction Agreement—The transaction agreement must not have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Expedia and the Offeror to extend, terminate or modify the offer in accordance with the terms and conditions of the transaction agreement. The conditions to the offer are for the sole benefit of Expedia and the Offeror and may be asserted by Expedia or the Offeror regardless of the circumstances giving rise to any such condition or may be waived by Expedia or the Offeror, by express and specific action to that effect, in whole or in part at any time and from time to time, in each case. However, certain specified conditions may only be waived by Expedia or the Offeror with the prior written consent of HomeAway. These conditions are the minimum tender condition, the receipt of required regulatory approvals, lack of legal prohibitions, no material adverse effect on Expedia having occurred, the shares of Expedia common stock to be issued in the offer and the first merger having been approved for listing on the NASDAQ, the receipt of an opinion by each of Expedia and HomeAway from their respective legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the registration statement on Form S-4, of which this document is a part, having become effective, and that the transaction agreement has not been terminated in accordance with its terms. Pursuant to the transaction agreement, HomeAway has the right to require that Expedia and the Offeror waive the conditions relating to receipt of the tax opinions and no material adverse effect on Expedia having occurred. There is no financing condition to the offer.

Regulatory Approvals

General

Expedia is not aware of any governmental license or regulatory permit that appears to be material to HomeAway’s business that might be adversely affected by the acquisition of HomeAway shares pursuant to the offer or the mergers or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of HomeAway shares pursuant to the offer or the mergers. Should any of these approvals or other actions be required,

Expedia and the Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to HomeAway’s business, or (c) certain parts of HomeAway’s or any of its subsidiaries’ businesses would not have to be disposed of or held separate. The Offeror’s obligation under the offer to accept for exchange and pay for shares is subject to certain conditions. See “The Offer—Conditions of the Offer.”

Subject to the terms and conditions of the transaction agreement, Expedia and HomeAway have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the offer and the mergers as soon as practicable after the date of the transaction agreement.

HSR Act

Under the HSR Act and the rules that have been promulgated thereunder, the offer cannot be completed until Expedia and HomeAway file a Notification and Report Form with the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the offer.

Pursuant to the requirements of the HSR Act, Expedia and HomeAway each filed a Notification and Report Form with respect to the offer with the DOJ and the FTC on November 9, 2015. The 30-day waiting period under the HSR Act will expire at 11:59 p.m. Eastern Standard Time on December 9, 2015, unless terminated early or extended by a request for additional information or documentary materials.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the offer or the mergers, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the offer or the mergers or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Conditions of the Offer” for certain conditions to the offer, including conditions with respect to regulatory approvals and certain governmental actions.

Other Regulatory Approvals

Expedia and HomeAway derive revenues in other jurisdictions where antitrust or competition law filings or clearances are or may be required, including filings with and clearance from the German Federal Cartel Office under the German Act Against Restrictions of Competition, as amended, and the Australian Competition and Consumer Commission pursuant to section 50 of the Australian Competition and Consumer Act of 2010, as amended. The offer may not be completed until after the applicable waiting periods have expired or the relevant approvals or clearances have been obtained under the antitrust or competition laws of Germany and Australia. The transaction agreement requires Expedia and HomeAway to make any filings required under applicable foreign antitrust or competition laws as promptly as practicable.

Interests of Certain Persons in the Offer and the Mergers

HomeAway’s directors and executive officers may have interests in the offer, the mergers, and the other transactions contemplated by the transaction agreement that are different from, or in addition to, the interests of the HomeAway stockholders generally. These interests may create potential conflicts of interest. The HomeAway board of directors was aware of these interests and considered them, among other matters, in approving the transaction agreement and the transactions contemplated by the transaction agreement, as discussed more fully in the section entitled “The Offer—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors.”

Consideration for HomeAway Shares in the Mergers

The following table sets forth the estimated transaction consideration payable for HomeAway shares owned, directly or indirectly, by each of HomeAway’s executive officers and directors, excluding HomeAway shares subject to HomeAway restricted stock awards, HomeAway restricted stock units and HomeAway options. The estimates in the table set forth below assume (i) the mergers occur on January 31, 2016, (ii) HomeAway share ownership as of such date based on HomeAway shares and HomeAway equity awards held as of November 12, 2015 (such numbers have been adjusted to account for any HomeAway restricted stock awards and HomeAway restricted stock units that will vest between November 12, 2015 and January 31, 2016), and (iii) the price per HomeAway share is $37.38, based on the average closing price of HomeAway shares over the five business days following the public announcement of the transaction agreement.

Name	Number of Shares Owned	Cash Value of Shares Owned ($)
Brian H. Sharples	72,801	2,721,301
Lynn Atchison	78,340	2,928,349
Mariano Dima	13,226	494,388
Thomas Hale	45,606	1,704,752
Melissa Frugé	1,525	57,005
Charles (“Lanny”) Baker	3,809	142,380
Carl G. Shepherd	175,761	6,569,946
Simon Breakwell	3,809	142,380
Jeffrey D. Brody	143,762	5,373,824
Kevin Krone	6,169	230,597
Simon Lehman	3,224	120,513
Christopher (“Woody”) Marshall	12,271	458,690
Tina Sharkey	3,809	142,380

Consideration for HomeAway Options in the Mergers

As of November 12, 2015, HomeAway’s directors and current executive officers held outstanding HomeAway options to purchase 3,076,229 HomeAway shares in the aggregate under HomeAway’s 2011 Equity Incentive Plan, 2005 Stock Plan and 2004 Stock Plan (collectively, the “HomeAway plans”), with exercise prices ranging from $2.06 to $45.74. Pursuant to and as further described in the transaction agreement, at the effective time of the first merger, each HomeAway option that is outstanding and vested immediately prior to the effective time of the first merger (including any HomeAway options that will vest as of the effective time of the first merger) will be cancelled and converted into the right to receive the transaction consideration in respect of each “net share” of HomeAway stock subject to the HomeAway option, if any, less applicable tax withholdings. The number of “net shares” is determined pursuant to a formula set forth in the transaction agreement that takes into account the exercise price of such vested HomeAway option. The applicable taxes to be withheld shall reduce the cash consideration and the stock consideration in proportion to the value of the cash consideration and the stock consideration payable to common stockholders in the first merger. Any fractional net shares will be settled in cash based on the cash value of the transaction consideration, less applicable tax withholdings.

Pursuant to and as further described in the transaction agreement, at the effective time of the first merger, each HomeAway option that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as of the effective time of the first merger) will be assumed by Expedia and converted automatically into an option to purchase shares of Expedia common stock (each an “assumed option”). The number of shares of Expedia common stock subject to the assumed option will be determined by multiplying the number of shares of HomeAway common stock subject to the assumed option immediately prior to the effective time of the first merger by the equity award exchange ratio (defined below), rounded down the nearest whole share of Expedia common stock. The per share exercise price for the shares of Expedia common stock issuable upon the exercise of the assumed option will be determined by dividing the per share exercise price of the HomeAway common stock subject to such assumed option, as in effect immediately prior to the effective time of the first merger, by the equity award exchange ratio, rounded up the nearest whole cent. Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested HomeAway option under the applicable plan and stock option agreement immediately prior to the effective time of the first merger, including vesting. The “equity award exchange ratio” means a fraction (rounded to four decimal places) having a numerator equal to the per share cash-equivalent value of transaction consideration and a denominator equal to the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time.

Consideration for HomeAway Restricted Stock Units in the Mergers

As of November 12, 2015, HomeAway’s directors and executive officers held outstanding HomeAway restricted stock units under the HomeAway plans in respect of a total of 301,013 HomeAway shares. Pursuant to, and as further described in, the transaction agreement, at the effective time of the first merger, each HomeAway restricted stock unit that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as a result of the occurrence of the effective time of the first merger) will be assumed by Expedia and converted into a restricted stock unit with respect to a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway shares subject to the unvested HomeAway restricted stock unit immediately prior to the effective time of the first merger, multiplied by (ii) the equity award exchange ratio. Each assumed unvested HomeAway restricted stock unit will otherwise be subject to the same terms and conditions applicable to the unvested HomeAway restricted stock unit under the applicable plan and restricted stock unit agreement immediately prior to the effective time of the first merger, including vesting.

At the effective time of the first merger, each HomeAway restricted stock unit that is outstanding immediately prior to the effective time of the first merger and that vests as of the effective time of the first merger will be cancelled in exchange for the right to receive the transaction consideration in respect of each share of HomeAway common stock subject to such vested HomeAway restricted stock unit, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and the stock consideration in proportion to the value of the cash consideration and the stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Consideration for HomeAway Restricted Stock Awards in the Mergers

As of November 12, 2015, HomeAway’s directors and executive officers held outstanding HomeAway restricted stock awards under the HomeAway plans covering a total of 223,418 HomeAway shares. Pursuant to, and as further described in, the transaction agreement, at the effective time of the first merger, each HomeAway restricted stock award that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as of the effective time of the first merger) will be assumed by Expedia and converted into a restricted stock award covering a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway shares subject to the unvested HomeAway restricted stock award immediately prior to the effective time of the first merger, multiplied by (ii) the equity award exchange ratio. Each assumed HomeAway restricted stock award will otherwise be subject to the same terms and conditions of the applicable plan and restricted stock award agreement immediately prior to the effective time of the first merger, including vesting.

At the effective time of the first merger, each HomeAway restricted stock award outstanding immediately prior to the effective time of the first merger and that vests as a result of the occurrence of the effective time of the first merger will be cancelled in exchange for the right to receive the transaction consideration in respect of each share of HomeAway common stock subject to such HomeAway restricted stock award, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and the stock consideration in proportion to the value of the cash consideration and the stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Brian Sharples’ “Single-Trigger” Vesting

Pursuant to the terms of Brian Sharples’ employment agreement with HomeAway, dated May 26, 2011, as amended October 14, 2014, 50% of all of his outstanding, unvested HomeAway equity awards will vest “single-trigger” upon a change of control (the definition of which includes the mergers). HomeAway has also agreed to voluntarily accelerate the vesting of the remaining 50% of Mr. Sharples’ outstanding, unvested HomeAway equity awards effective as of the effective time of the first merger. Accordingly, 100% of Mr. Sharples’ outstanding, unvested HomeAway equity awards will vest as of the effective time of the first merger.

Treatment of Director Equity Awards

Pursuant to the terms of the HomeAway 2011 Equity Incentive Plan, equity awards held by non-employee directors that are assumed or substituted for in a merger or change of control (as defined in the 2011 Equity Incentive Plan, the definition of which includes the mergers) will become fully vested if such outside director’s status as a director (of HomeAway or a successor) is terminated other than upon a voluntary resignation (excluding resignation at the request of the acquirer).

Carl Shepherd’s Separation Terms

HomeAway has agreed to provide for accelerated vesting for all Mr. Shepherd’s remaining unvested equity upon his voluntary retirement, in exchange for a release of claims.

Executive Officer “Double-Trigger” Vesting

HomeAway executive officers are entitled to “double-trigger” acceleration of their equity awards (i.e., upon a qualifying termination of employment during the 18-month period following a change of control of HomeAway) under the terms of the severance agreements as described in more detail below under “Executive Officer Severance Agreements.” Under these provisions, if HomeAway terminates the employment of Mr. Sharples, Ms. Atchison, Mr. Dima, Mr. Hale or Ms. Frugé for any reason other than “cause,” or the executive officer resigns for “good reason” (each, a “qualifying termination”), within a period beginning three months prior to and ending 18 months after a “change of control” (as such terms are defined in the HomeAway severance agreement), 100% of the executive officer’s outstanding, unvested equity awards will become fully vested.

Table of Estimated Consideration for Equity Awards

The table below sets forth, for each of HomeAway’s executive officers and non-employee directors, the estimated transaction consideration each such individual would receive in the mergers for their HomeAway options, restricted stock units and restricted stock awards held as of November 12, 2015 (such numbers have been adjusted to account for any HomeAway restricted stock units, HomeAway restricted stock awards and HomeAway options that will vest between November 12, 2015 and January 31, 2016), assuming for purposes of this table that the mergers occur as of January 31, 2016 and that all such awards are fully vested as of the effective time of the first merger (i.e., after giving effect to (i) Mr. Sharples’ “single trigger” vesting provision, (ii) full vesting acceleration of equity awards held by Mr. Shepherd, assuming for purposes of this table that his retirement occurs upon the effective time of the first merger, (iii) accelerated vesting for equity awards held by members of the board pursuant to the terms of the 2011 Equity Incentive Plan, assuming that all members of the board are terminated without cause as of the effective time of the first merger, and (iv) the executive officers were to experience a qualifying termination upon the effective time of the first merger resulting in the “double trigger” acceleration of their HomeAway equity awards). The values in this table assume the price per share of HomeAway common stock is $37.38 (the reference per share value of a share of HomeAway as determined in accordance with Item 402(t) of Regulation S-K).

Name	Stock Options (#)	Value of Stock Options ($)(1)	Restricted Stock Units (#)	Value of Restricted Stock Units ($)(2)	Restricted Stock (#)	Value of Restricted Stock ($)(2)	Total ($)
Brian H. Sharples.	1,539,066	$24,593,342	106,019	$3,962,990	110,648	$4,136,022	$32,692,355
Lynn Atchison	404,563	$6,037,257	30,120	$1,125,886	28,865	$1,078,974	$8,242,117
Mariano Dima	149,467	$1,115,154	39,676	$1,483,089	40,411	$1,510,563	$4,108,806
Thomas Hale	513,754	$8,370,817	36,296	$1,356,744	40,411	$1,510,563	$11,238,125
Melissa Frugé	75,407	$765,537	19,896	$743,712	0	$—	$1,509,250
Charles (“Lanny”) Baker	69,433	$918,737	2,870	$107,281	0	$—	$1,026,017
Carl G. Shepherd	68,799	$389,592	30,769	$1,150,145	3,083	$115,243	$1,654,980
Simon Breakwell	53,204	$573,464	2,870	$107,281	0	$—	$680,744
Jeffrey D. Brody	61,345	$651,513	2,870	$107,281	0	$—	$758,793
Kevin Krone	39,746	$252,327	4,050	$151,389	0	$—	$403,716
Simon Lehman	28,023	$76,493	4,552	$170,134	0	$—	$246,647
Christopher P. Marshall	13,597	$76,493	2,870	$107,281	0	$—	$183,774
Tina Sharkey	59,825	$766,838	2,870	$107,281	0	$—	$874,118

(1)	Equals (a) the number of shares subject to such HomeAway option multiplied by (b) (i) the assumed per share price of $37.38 minus (ii) the exercise price applicable to such HomeAway option.
(2)	Equals (a) the number of shares subject to the HomeAway restricted stock units or restricted stock award, as applicable, multiplied by (b) the assumed per share price of $37.38.

Executive Officer Severance Agreements

HomeAway has entered into individual executive employment agreements with each of its current executive officers that include change of control severance provisions (the “severance agreements”). Each HomeAway severance agreement provides that upon a qualifying termination that occurs within a period beginning three months prior to and ending 18 months after a “change of control” (as such term is defined in the HomeAway severance agreement, and the definition of which includes the mergers), the executive officer will receive: (i) a lump sum cash payment equal to 12 months (24 months for Mr. Sharples) of the executive officer’s base salary, payable within 30 days following the executive officer’s termination of employment, (ii) vesting of 100% of the unvested portion of the executive’s outstanding HomeAway equity awards, (iii) other than for Mr. Dima, continuing payments to reimburse the executive officer for continued coverage under HomeAway’s group health plans for a period of up to 12 months (18 months for Mr. Sharples) and (iv) for Mr. Dima, certain ongoing employer provided benefits, including the costs of continuing employer-paid pension, group life insurance and other benefits. The foregoing payments are conditioned on the executive officer executing a release of claims agreement and continued compliance with the HomeAway confidentiality and proprietary information agreement and a non-disparagement covenant. Mr. Sharples is also entitled to single-trigger vesting of 100% of his unvested HomeAway equity awards upon the date of a change of control as described above under “Brian Sharples’ ‘Single-Trigger’ Vesting.” In the event that the benefits provided for in the HomeAway severance agreements or otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits under the HomeAway severance agreements will either be provided in full or reduced to the extent no portion of such benefits would be subject to the Section 4999 excise tax, whichever results in the executive officer having the greatest amount of severance benefits on an after-tax basis.

As defined in the HomeAway severance agreements, “cause” generally means the executive officer’s (i) willful and continued failure to substantially perform the duties and obligations of his or her position, (ii) proven act of personal dishonesty, fraud or misrepresentation intended to result in substantial gain or personal enrichment at the expense of HomeAway, (iii) violation of a federal or state law or regulation applicable to HomeAway’s business reasonably likely to be injurious to HomeAway, (iv) conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any state, (v) breach of the HomeAway confidential information agreement or code of conduct, which is not cured within a 30 day cure period, or (vi) failure to reasonably cooperate with any government investigation involving the executive officer or HomeAway.

As defined in the HomeAway severance agreements, “good reason” generally means (i) a material reduction of the executive officer’s duties, authority or responsibilities or change in title or reporting, other than any reduction or change resulting solely from HomeAway being acquired by and made part of a larger entity, (ii) a reduction of at least 10% in the total annual target cash compensation, (iii) a material reduction by HomeAway in the kind or level of employee benefits, (iv) a change in the geographic location of the executive officer’s primary work facility or location of more than 50 miles, or (v) HomeAway’s material breach of the agreement, which breach is not remedied in a specified cure period. Notwithstanding the foregoing, if the executive officer terminates employment for “good reason” and HomeAway discovers after such termination that the executive officer’s conduct during the employment term would have entitled HomeAway to terminate the executive officer for “cause” then the executive officer shall remit all amounts paid for “good reason” (other than amounts that would have been payable upon termination for “cause”).

The estimated value of cash severance payments and other benefits payable to the executive officers under the severance agreements, excluding the value of any accelerated equity vesting and assuming that the executive officer experiences a qualifying termination upon the effective time of the first merger, is $1,110,419 for Mr. Sharples, $363,726 for Ms. Atchison, $426,815 for Mr. Dima, $395,701 for Mr. Hale and $310,701 for Ms. Frugé.

Executive Officer and Director Arrangements Following the Mergers

As of the date of this document, none of HomeAway’s current executive officers have entered into any agreement with Expedia, HomeAway or their respective affiliates regarding employment with Expedia or its affiliates after the effective time of the first merger, although it is possible that Expedia or its affiliates may enter into employment or other arrangements with HomeAway’s executive officers in the future.

Indemnification

The transaction agreement provides that Expedia, as the ultimate surviving corporation of the mergers, will indemnify and hold harmless, to the fullest extent permitted under applicable law, each current and former director and officer of HomeAway and its subsidiaries against liabilities in connection with claims based on or arising out of the fact that such person is or was such an officer, director, employee or other fiduciary of HomeAway or any of its subsidiaries. In addition, unless HomeAway has not obtained a tail insurance policy with respect to its directors’ and officers’ liability insurance because it is unavailable, for six years after the effective time of the first merger, Expedia, as the ultimate surviving corporation of the mergers, will maintain in effect the current policies of directors’ and officers’ liability insurance maintained by HomeAway, on the terms and conditions set forth in the transaction agreement. For a more complete description of the indemnification of the officers and directors of HomeAway and its subsidiaries, see “Transaction Agreement—Directors’ and Officers’ Indemnification.”

Section 16 Matters

Pursuant to the transaction agreement, prior to the effective time of the first merger, HomeAway and Expedia have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of equity securities of HomeAway (including derivative securities) and acquisitions of equity securities of Expedia pursuant to the transactions contemplated by the transaction agreement by each individual who is a director or officer of HomeAway subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to HomeAway to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The transaction agreement provides that the Compensation Committee of the HomeAway board of directors, at a meeting on November 4, 2015, duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of HomeAway, and (ii) the treatment of Company Equity Awards (as defined in the transaction agreement) in accordance with the terms of the transaction agreement. In addition, the Compensation Committee of the HomeAway board of directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Certain Relationships With HomeAway

As of the date of this document, Expedia does not own any shares of HomeAway common stock. Neither Expedia nor the Offeror has effected any transaction in securities of HomeAway in the past 60 days. To the best of Expedia’s and the Offeror’s knowledge, after reasonable inquiry, none of the persons listed on Annex C hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of HomeAway or has effected any transaction in securities of HomeAway during the past 60 days.

HomeAway Convertible Notes, Note Hedges and Warrants

As of September 30, 2015, $402,500,000 in aggregate principal amount of HomeAway’s 0.125% Convertible Senior Notes due 2019 (the “Convertible Notes”) were outstanding. The Convertible Notes, may, under certain circumstances, be converted by their holders into shares of HomeAway common stock at the rate provided for in the indenture governing the Convertible Notes. Upon completion of the offer and the mergers, Expedia will be required to enter into a supplemental indenture to assume the Convertible Notes, and the Convertible Notes will become convertible into the transaction consideration that a holder of a number of HomeAway shares equal to the conversion rate would have received upon completion of the offer and the mergers. It is expected that, in connection with the offer and the mergers, the holders of the Convertible Notes will elect either (i) to convert the Convertible Notes to transaction consideration at the then applicable conversion rate, or (ii) to require Expedia to repurchase the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. It is also possible that the holders of the Convertible Notes elect to retain their Convertible Notes, which would then remain outstanding as an obligation of Expedia. To the extent the price deemed paid per share of HomeAway common stock (as determined in accordance with the indenture) is equal to or greater than $38.64, holders of Convertible Notes that elect to convert following the completion of the offer and the mergers until the business day immediately prior to the date Expedia is required to repurchase the Convertible Notes will be entitled to an increase in the conversion rate of the Convertible Notes.

In connection with the issuance of the Convertible Notes, HomeAway entered into convertible note hedge transactions (the “Note Hedges”) entitling it, upon a conversion election by a holder of Convertible Notes, to purchase shares of HomeAway common stock sufficient to satisfy the resulting conversion obligation (subject to the net settlement terms set forth therein). If any holders of Convertible Notes elect to convert their Convertible

Notes following the offer and the mergers, it is expected that Expedia will receive in respect of the Note Hedges an amount in cash approximately equal to the excess of the value of the transaction consideration payable to such holders over the principal amount of the Convertible Notes converted.

In connection with the issuance of the Convertible Notes, HomeAway also sold warrants (the “Warrants”) to acquire approximately 7.7 million shares of HomeAway common stock (subject to certain anti-dilution adjustments) at a strike price of $81.14. It is expected that, in connection with the offer and the mergers, the holders of the Warrants will terminate the Warrants in exchange for the making of a termination payment by Expedia as successor to HomeAway based upon the value of the Warrants as of the cancellation date.

Source and Amount of Funds

The offer and the mergers are not conditioned upon any financing arrangements or contingencies.

Expedia estimates the aggregate amount of cash consideration required to purchase the outstanding shares of HomeAway common stock and consummate the first merger will be approximately $1.02 billion, plus related fees and expenses. Expedia anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) funding under existing credit facilities and/or (iii) new third-party debt financing.

Fees and Expenses

Expedia has retained D.F. King & Co., Inc. as information agent in connection with the offer and the first merger. The information agent may contact holders of shares by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer and the first merger to beneficial owners of shares. Expedia will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Expedia agreed to indemnify the information agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

In addition, Expedia has retained Computershare as exchange agent in connection with the offer and the first merger. Expedia will pay the exchange agent reasonable and customary compensation for its services in connection with the offer and the first merger, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Expedia will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Expedia nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, Expedia will account for the acquisition of shares through the offer and the mergers under the acquisition method of accounting for business combinations.

Stock Exchange Listing

Shares of Expedia common stock are listed on the NASDAQ under the symbol “EXPE.” Expedia intends to submit a supplemental listing application to list on the NASDAQ the shares of Expedia common stock that Expedia will issue in the transactions as part of the transaction consideration. Such listing is a condition to completion of the offer.

Resale of Expedia Common Stock

All Expedia common stock received by HomeAway stockholders as consideration in the offer and the first merger will be freely tradable for purposes of the Securities Act, except for Expedia common stock received by any person who is deemed an “affiliate” of Expedia at the time of the closing of the first merger. Expedia common stock held by an affiliate of Expedia may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resales of Expedia common stock received upon completion of the offer or the first merger by any person, and no person is authorized to make any use of this document in connection with any resale.

Exchange Agent Contact Information

The contact information for the exchange agent for the offer and the first merger is:

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

TRANSACTION AGREEMENT

The following summary describes certain material provisions of the transaction agreement entered into by Expedia, the Offeror and HomeAway, a copy of which is attached hereto as Annex A. This summary may not contain all of the information about the transaction agreement that is important to HomeAway stockholders, and HomeAway stockholders are encouraged to read the transaction agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the transaction agreement and not this summary.

The Offer

The Offeror is offering to exchange for each outstanding share of HomeAway common stock validly tendered and not validly withdrawn in the offer:

•	$10.15 in cash; and

•	0.2065 of a share of Expedia common stock, together with cash in lieu of any fractional shares of Expedia common stock;

in each case, without interest and less any applicable withholding taxes.

The Offeror’s obligation to accept for exchange and to exchange HomeAway shares validly tendered and not validly withdrawn in the offer is subject to the satisfaction or waiver by the Offeror of certain conditions, including the valid tender of at least a majority of the HomeAway shares outstanding as of the expiration of the offer (including any HomeAway shares then owned by Expedia and the Offeror (if any)), as more fully described under “The Offer—Conditions of the Offer.”

Under the transaction agreement, and subject to the outside date to complete the offer (May 4, 2016), unless HomeAway consents otherwise or the transaction agreement is terminated, the Offeror must extend the offer:

•	for any period required by law, or by any rule, regulation, interpretation of the SEC or its staff or the NASDAQ applicable to the offer or the mergers; or

•	for successive periods of up to ten business days each if any of the conditions to closing of the offer have not been satisfied or waived as of the then-scheduled expiration of the offer, in order to permit the satisfaction of the conditions to the offer.

No extension will impair, limit or otherwise restrict the right of the parties to terminate the transaction agreement pursuant to its terms.

The transaction agreement may be terminated by either Expedia or HomeAway if the acceptance for exchange of HomeAway shares tendered in the offer has not occurred by midnight, Eastern Standard Time, on May 4, 2016, which is referred to as the “outside date.” The Offeror will not be required to extend the offer beyond the outside date.

For a more complete description of the offer, see “The Offer.”

The Mergers

The transaction agreement provides that, if the offer is completed, the parties will effect the merger of the Offeror with and into HomeAway, with HomeAway continuing as the surviving corporation in the first merger, and the former HomeAway stockholders will not have any direct equity ownership interest in the surviving corporation. The first merger will be followed by the merger of HomeAway with and into Expedia, with Expedia continuing as the surviving corporation in the second merger.

Completion and Effectiveness of the Mergers

Under the transaction agreement, the closing of the first merger must occur as soon as practicable after the acceptance of tendered shares of HomeAway common stock in the offer, and in any case no later than the third business day after satisfaction or permitted waiver of the conditions to closing of the first merger, unless the parties agree otherwise in writing (see “—Conditions to the Mergers”). Each of the mergers will become effective upon the filing of certificates of merger with the Secretary of State of the State of Delaware unless a later date is specified therein. The first merger (the merger of the Offeror with and into HomeAway) will precede the second merger (the merger of HomeAway with and into Expedia).

Transaction Consideration Payable Pursuant to the First Merger

In the first merger, except as provided below, each outstanding share of HomeAway common stock that was not acquired by the Offeror in the offer will be converted into the right to receive the transaction consideration—that is, $10.15 in cash (without interest and less any applicable withholding taxes) and 0.2065 of a share of Expedia common stock (together with cash in lieu of any fractional shares of Expedia common stock, without interest and less any applicable withholding taxes).

In the first merger, shares of HomeAway common stock that are owned or held in treasury by HomeAway or owned by Expedia or Offeror will be cancelled without any consideration being delivered. In the first merger, shares of HomeAway common stock that are owned by any direct or indirect wholly owned subsidiary of Expedia (other than the Offeror) or HomeAway will be converted into shares of Expedia common stock based on a formula described in the transaction agreement. In addition, as described below, shares of HomeAway common stock that are held by holders who are properly exercising appraisal rights will not be converted into the right to receive the consideration described above.

Fractional Shares

Expedia will not issue fractional shares of Expedia common stock in the offer or the first merger. Instead, each holder of HomeAway shares who otherwise would be entitled to receive fractional shares of Expedia common stock will be entitled to an amount of cash (without interest) equal to such fractional part of a share of Expedia common stock multiplied by the volume weighted average closing sale price of one share of Expedia common stock as reported on the NASDAQ for the ten consecutive trading days ending on and including the trading day prior to the final expiration date of the offer.

Dissenters’ Rights

No appraisal rights are available to the holders of HomeAway shares in connection with the offer. However, if the first merger is consummated, the holders of HomeAway shares immediately prior to the effective time of the first merger who (1) did not tender HomeAway shares in the offer; (2) follow the procedures set forth in Section 262 of the DGCL; and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their HomeAway shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with a fair rate of interest, as determined by such court.

The “fair value” of any HomeAway shares could be based upon considerations other than, or in addition to, the price paid in the offer and the market value of such shares. HomeAway stockholders of shares should recognize that the value so determined could be higher or lower than, or the same as, the consideration payable in the offer and the first merger. Moreover, Expedia and HomeAway may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL.

The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a HomeAway stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such HomeAway stockholder must do all of the following:

•	within the later of the consummation of the offer and 20 days after the mailing of the Schedule 14D-9, deliver to HomeAway a written demand for appraisal of shares held, which demand must reasonably inform HomeAway of the identity of the HomeAway stockholder and that the HomeAway stockholder is demanding appraisal;

•	not tender HomeAway shares in the offer; and

•	continuously hold of record the shares from the date on which the written demand for appraisal is made through the effective time of the first merger.

This does not purport to be a complete statement of the procedures to be followed by HomeAway stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

Exchange of HomeAway Stock Certificates or Book-Entry Shares for the Transaction Consideration

Expedia has retained Computershare as the depositary and exchange agent for the offer and the first merger to handle the exchange of shares of HomeAway common stock for the transaction consideration.

To effect the exchange of HomeAway shares that were converted into the right to receive the transaction consideration in the first merger, promptly after the effective time of the first merger, the exchange agent will mail to each record holder of HomeAway shares a form of transmittal and instructions for surrendering the stock certificates or book-entry shares that formerly represented HomeAway shares for the transaction consideration. After surrender to the exchange agent of certificates or book-entry shares that formerly represented HomeAway shares for cancellation, together with a duly completed and validly executed letter of transmittal and any other documents as may customarily be required by the exchange agent, the record holder of the surrendered shares will be entitled to receive the transaction consideration (including cash in lieu of any fractional shares), and the payment of any dividends or other distributions, without interest, which prior to proper exchange of such shares had become payable with respect to the Expedia common stock issuable as stock consideration in respect of such shares.

After the effective time of the first merger, each stock certificate or book-entry share formerly representing shares of HomeAway common stock that has not been surrendered will represent only the right to receive upon such surrender the transaction consideration to which such holder is entitled by virtue of the first merger and any dividends or other distributions payable to such holder upon such surrender.

Conditions to the Mergers

If the offer is completed, the respective obligations of each party to effect the mergers are subject to the satisfaction or waiver of the following two conditions:

Completion of Offer—The Offeror has accepted for payment all of the shares of HomeAway common stock validly tendered in the offer and not validly withdrawn.

No Legal Prohibition—No law, order, or injunction restraining or enjoining or otherwise prohibiting the consummation of the mergers has been enacted, issued, promulgated or granted by a governmental entity of competent jurisdiction.

Representations and Warranties

The transaction agreement contains customary representations and warranties of the parties. These include representations and warranties of HomeAway with respect to:

•	organization and qualification;

•	subsidiaries;

•	capitalization;

•	authority relative to the transaction agreement;

•	due execution, delivery and enforceability of the transaction agreement;

•	required consents and approvals;

•	no violations;

•	SEC filings;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with applicable laws;

•	permits;

•	employee benefit plans;

•	tax matters;

•	labor matters;

•	investigations and litigation;

•	intellectual property;

•	privacy and data protection;

•	real property and assets;

•	material contracts;

•	insurance;

•	information supplied;

•	opinions of financial advisor to HomeAway;

•	takeover statutes;

•	finders and brokers; and

•	note hedges and convertible notes.

The transaction agreement also contains customary representations and warranties of Expedia and the Offeror, including among other things:

•	organization and qualification;

•	subsidiaries;

•	capitalization;

•	authority relative to the transaction agreement;

•	due execution, delivery and enforceability of the transaction agreement;

•	required consents and approvals;

•	no violations;

•	SEC filings;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	absence of changes or events;

•	compliance with applicable laws;

•	permits;

•	investigations and litigation;

•	information supplied;

•	availability of sufficient funds;

•	finders and brokers;

•	stock ownership;

•	activity of the Offeror; and

•	tax matters in relation to the transactions.

The representations and warranties contained in the transaction agreement are generally qualified by “material adverse effect,” as defined in the transaction agreement and described below. The representations and warranties contained in the transaction agreement will expire at the effective time of the first merger. The representations, warranties and covenants made by HomeAway in the transaction agreement are qualified by information contained in the confidential disclosure schedules delivered to Expedia in connection with the execution of the transaction agreement and by filings that HomeAway has made with the SEC prior to the date of the transaction agreement. The representations, warranties and covenants made by Expedia and the Offeror in the transaction agreement are qualified by information contained in the confidential disclosure schedules delivered to HomeAway in connection with the execution of the transaction agreement and by filings that Expedia has made with the SEC prior to the date of the transaction agreement. Stockholders are not third-party beneficiaries of these representations, warranties and covenants under the transaction agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of HomeAway or any of its affiliates or of Expedia or any of its affiliates.

Material Adverse Effect

A “material adverse effect” with respect to Expedia or HomeAway, means any (1) material adverse effect on the ability of such party to consummate the transactions contemplated by the transaction agreement by the outside date, and (2) any change, effect, development, circumstance, condition, state of facts, event or occurrence that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or operations of such party and its subsidiaries, taken as a whole; provided, however, with respect to clause (2), no such change, effect, development, circumstance, condition, state of facts, event or occurrence resulting or arising from any of the following will be deemed to constitute a material adverse effect or will be taken into account when determining whether a material adverse effect exists or has occurred or is reasonably likely to exist or occur:

(a)	any changes in general U.S. or global economic conditions;

(b)	conditions (or changes therein) in any industry or industries in which such party operates;

(c)	general legal, tax, economic, political and/or regulatory conditions, or changes therein, including any changes affecting financial, credit, foreign exchange or capital market conditions;

(d)	any changes in GAAP or interpretation thereof;

(e)	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of or by any governmental entity;

(f)	any failure by such party to meet internal or published projections, estimates or expectations, or internal budgets, plans or forecasts (provided that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account);

(g)	any change, effect, development, circumstance, condition, state of facts, event or occurrence arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war, armed hostility, weather or other force majeure events, including a material worsening of conditions threatened or existing as of the date of the transaction agreement;

(h)	with respect to Expedia only, any change in the trading price of Expedia common stock;

(i)	the execution and delivery of the transaction agreement or the consummation of the offer and the mergers, or the public announcement of the transaction agreement, including any litigation arising out of or relating to the transaction agreement or the transactions contemplated by the transaction agreement, including any litigation arising out of or relating to the transaction agreement or the events leading thereto; and

(j)	any action or failure to take any action that is consented to or requested by the other party in writing;

provided that with respect to the exceptions in clauses (a), (b), (c), (d), (e) and (g), the exceptions will not apply to the extent such party is materially and disproportionately affected relative to other participants in the industry in which such party operates.

No Solicitation of Other Offers by HomeAway

Under the terms of the transaction agreement, subject to certain exceptions described below, HomeAway has agreed that, from the date of the transaction agreement until the earlier of the acceptance time (as defined below) or the date the transaction agreement is terminated, it will not (and will cause its subsidiaries not to), and HomeAway will not authorize its directors, officers, employees and other representatives to (and will use its reasonable best efforts to cause such persons not to), directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate (including by way of providing information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, in each case which constitutes or would be reasonably expected to lead to an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•	participate in any negotiations regarding, or furnish to any person any non-public information relating to, HomeAway or any subsidiary of HomeAway, in each case in connection with an actual or potential acquisition proposal.

In addition, under the transaction agreement, HomeAway has agreed that:

•	it will and will cause its subsidiaries and its and their respective directors, officers, employees and other representatives to immediately cease any and all existing discussions or negotiations, or provision of any non-public information to any party, with respect to any acquisition proposal or potential acquisition proposal, conducted prior to the date of the transaction agreement; and

•	it will promptly request that each person that previously executed a confidentiality agreement with HomeAway relating to an acquisition proposal or a potential acquisition proposal promptly destroy or return to HomeAway all non-public information relating to such acquisition proposal, HomeAway, or HomeAway’s businesses or assets.

Under the transaction agreement, HomeAway is obligated to notify Expedia promptly (and in any event within 24 hours) after receiving any acquisition proposal, any proposal inquiry that would reasonably be expected to lead to an acquisition proposal, or any inquiry or request for non-public information relating to HomeAway or any subsidiary by any person who has made or would reasonably be expected to make any acquisition proposal. The notice must include the identity of the person making the proposal, inquiry or request, the material terms and conditions of any such proposal or offer, and the nature of the information requested pursuant to any such inquiry or request, including copies of all written requests, proposals, correspondence or offers (including any proposed agreements received by HomeAway). HomeAway also must keep Expedia informed, on a prompt and timely basis, of the status and material terms of any such acquisition proposal or potential acquisition proposal (including any amendments or proposed amendments), or of the nature of any information requested. HomeAway also must promptly provide Expedia with any material non-public information concerning HomeAway provided to any other person in connection with any acquisition proposal that was not previously provided to Expedia.

Notwithstanding the prohibitions described above, if HomeAway receives an unsolicited written acquisition proposal that did not result from a breach of HomeAway’s non-solicitation obligations, HomeAway is permitted to furnish non-public information to such person and engage in discussions or negotiations with such person with respect to the acquisition proposal, as long as:

•	the HomeAway board of directors determines in good faith, after consulting with their outside legal counsel and financial advisors, that such proposal constitutes, or would reasonably be expected to result in, a superior proposal;

•	the HomeAway board of directors determines in good faith, after consulting with their outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; and

•	prior to providing any such information, the person making the acquisition proposal enters into a confidentiality agreement containing terms that are no less favorable in the aggregate to HomeAway than those contained in the confidentiality agreement between Expedia and HomeAway (provided that the confidentiality agreement is not required to include a standstill provision and must not restrict in any way HomeAway or its representatives from complying with its disclosure obligations under the transaction agreement).

An “acquisition proposal” for purposes of the transaction agreement means any offer, proposal or indication of interest from any person or group (other than Expedia or a subsidiary of Expedia) relating to any transaction or series of related transactions involving:

•	the acquisition or purchase of more than 20% of any class of HomeAway voting or equity securities;

•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of any class of HomeAway voting or equity securities;

•	any merger, consolidation, share exchange, business combination, joint venture, recapitalization or reorganization, or any similar transaction, in each case involving HomeAway and any other person, if it would result in the HomeAway stockholders immediately prior to such transaction holding less than 80% of the equity interests in the surviving or resulting entity of such transaction; or

•	any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to any person or group of more than 20% of the consolidated assets of HomeAway and its subsidiaries (measured by fair market value).

A “superior proposal” for purposes of the transaction agreement means a bona fide acquisition proposal by a third party which the HomeAway board of directors determines in good faith (after consultation with HomeAway’s outside legal counsel and financial advisors) to be more favorable to the HomeAway’s stockholders from a financial point of view than the offer and the mergers, taking into account all relevant factors, including the terms and conditions of the proposal or offer (including the transaction consideration, confidentiality, timing, certainty of financing and likelihood of consummation of such proposals) and the transaction agreement, as well as any changes to the terms of the transaction agreement proposed by Expedia in response to any acquisition proposal). When determining whether an offer constitutes a superior proposal, references in the term “acquisition proposal” to “20%” or “80%” will be changed to be references to “50%.”

Change of Recommendation

The transaction agreement requires the HomeAway board of directors to recommend that HomeAway stockholders accept the offer and tender their HomeAway shares into the offer. Other than as described below (any of the following being a “change of recommendation”), the HomeAway board of directors may not:

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal other than the offer;

•	withdraw, change, amend, modify or qualify, in a manner adverse to Expedia, the recommendation of the HomeAway board of directors in favor of the offer and the mergers, or propose publicly to do any of the foregoing;

•	if another acquisition proposal has been publicly disclosed, fail to publicly recommend against any such acquisition proposal within ten business days of Expedia’s request, and reaffirm the recommendation of the HomeAway board of directors in favor of the offer and the mergers within such ten business period upon such request; or

•	enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent or similar agreement or document relating to, or any agreement or commitment providing for, any acquisition proposal.

Notwithstanding the foregoing, the HomeAway board of directors may take restricted actions described above if, prior to the acceptance time:

•	an intervening event (as defined below) has occurred, and the HomeAway board of directors has determined in good faith (after consultation with HomeAway’s outside financial and legal advisors) that failure to make a change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; or

•	HomeAway has received an unsolicited acquisition proposal which the HomeAway board of directors has determined in good faith (after consultation with HomeAway’s outside financial and legal advisors) both (a) that such proposal is a superior proposal, and (b) that failure to make a change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

The “acceptance time” for purposes of the transaction agreement is the time that Expedia will accept for payment all shares of HomeAway common stock that are validly tendered and not validly withdrawn pursuant to the offer on or promptly after the expiration of the offer (as it may be extended pursuant to the terms of the transaction agreement).

Prior to making a change of recommendation for any reason set forth above, HomeAway must give Expedia three business days prior written notice of its intent to make a change in recommendation. The notice must specify in reasonable detail the reasons for any change in recommendation due to an intervening event (as defined below), or the material terms and conditions of the acquisition proposal (including a copy of any proposed definitive agreement) for any change in recommendation due to a superior proposal. In each case, HomeAway must negotiate in good faith, and cause its representatives to negotiate in good faith (to the extent Expedia desires to negotiate), with respect to any proposal from Expedia to amend the transaction agreement in a way that would eliminate the need to make a change in recommendation, and the HomeAway board of directors must make the required determination regarding its fiduciary duties again at the end of such three business day negotiation period. With respect to any change in recommendation in response to a superior proposal, each time there is any material amendment, revision or change to the terms of the then-existing superior proposal (including any revision to the amount, form or mix of consideration proposed to be received by HomeAway’s stockholders as a result of such superior proposal), HomeAway must give notice to Expedia of such amendment, revision or change and the three business day period described above will be extended until at least two business days after the time Expedia receives such notice

In addition to these requirements, HomeAway may make a change in recommendation with respect to a superior proposal only if the HomeAway board of directors also terminates the transaction agreement in order to enter into a definitive agreement with respect to the superior proposal.

An “intervening event” for purposes of the transaction agreement is any event, circumstance, change, effect, development or condition (that is not related to an actual or potential acquisition proposal) that is material to HomeAway and its subsidiaries (taken as a whole) and was not known by the HomeAway board of directors as of the date of the transaction agreement.

Nothing in the transaction agreement prohibits HomeAway or the HomeAway board of directors from taking and disclosing to the HomeAway stockholders anything contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any substantially similar communication in connection with an acquisition proposal that is not a tender or exchange offer), or making any other disclosure if the HomeAway board of directors has reasonably determined in good faith (after consultation with HomeAway’s outside legal counsel) that the failure to make such disclosure would reasonably be expected to constitute a breach of duties under applicable law (in each case if such disclosure is not a change in recommendation, except to the extent a change of recommendation is permitted as described above).

Conduct of Business Before Completion of the Mergers

Restrictions on HomeAway’s Operations

The transaction agreement provides for certain restrictions on HomeAway’s and its subsidiaries’ activities until either the completion of the mergers or the termination of the transaction agreement. In general, HomeAway is required to conduct its business in all material respects in the ordinary course consistent with past practice, including by using commercially reasonable efforts to preserve its and their present business organizations and its present relationships with customers, suppliers, vendors, governmental entities, employees, and other people with which they have material business relationships. In addition, unless required by law, specifically permitted or required by the transaction agreement or otherwise approved in writing by Expedia (which approval may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the transaction agreement (including, where applicable, transactions between or among HomeAway and its wholly owned subsidiaries), HomeAway may not and must not permit any of its subsidiaries to, among other things:

•	amend, modify, waive, rescind or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

•	authorize, declare, set aside, make or pay any dividends or distributions on its outstanding capital stock or other equity interests;

•	enter into any agreement with respect to voting or registration of its capital stock or other equity interests;

•	split, combine, subdivide, reduce or reclassify any shares of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests;

•	issue, grant, sell, pledge or dispose of, or authorize the issuance, grant, sale, pledge or disposal of, any shares of its capital stock, voting securities or other equity interests or any securities convertible or exchangeable for any such shares;

•	increase the compensation or benefits payable to any of its directors, executive officers or employees, other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	grant any severance pay or termination pay to any director, executive officer or employee, other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation to any director, executive officer or employee, other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	enter into employment, severance or retention agreement, other than (a) as required by any HomeAway benefit plan as in existence on the date of the transaction agreement or (b) offer letters that do not provide severance or change of control benefits;

•	establish, adopt, enter into, amend or terminate any collective bargaining agreement or HomeAway benefit plan, other than (a) as required by any HomeAway benefit plan as in existence on the date of the transaction agreement, (b) any amendments in the ordinary course of business consistent with past practice that do not violate any of the other related prohibitions in the transaction agreement or materially increase the cost to HomeAway of maintaining such benefit plan;

•	take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any HomeAway benefit plan, other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	terminate the employment of any employee with a base salary of more than $175,000 other than for cause, other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	hire new employees, except for non-officer employees with a base salary of less than $175,000 per year;

•	fund any “rabbi trust” other than as required by any HomeAway benefit plan as in existence on the date of the transaction agreement;

•	acquire, authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any entity or business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, other than acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

•	restructure, recapitalize, reorganize, dissolve or liquidate;

•	make loans, advances or capital contributions to, or investments in, any other person or entity, other than advances for reimbursable employee expenses in the ordinary course of business consistent with past practices;

•	sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to a lien (other than a permitted lien), any material properties, rights or assets, other than (a) pursuant to existing agreements disclosed to Expedia prior to the date of the transaction agreement, (b) dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (c) non-exclusive licenses of intellectual property entered in the ordinary course of business with customers or distributors of HomeAway or HomeAway subsidiaries, and (d) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,000,000 in the aggregate;

•	enter into any contract that would be a specified “material contract” as defined in the transaction agreement;

•	materially modify, materially amend or terminate any material contract or waive, release or assign any material rights or claims thereunder (other than any such amendment or termination of note hedges or warrants that may be effected at the sole discretion of the counterparty of such instruments);

•	enter into any contract that provides for any signing bonuses, prepayments or marketing funds that are to be paid to HomeAway or its subsidiaries;

•	make or commit to make any new capital expenditure, other than in accordance with HomeAway’s budget previously disclosed to Expedia;

•	compromise or settle any claim, litigation, investigation or proceeding, other than settlements of claims, litigations, investigations or proceedings that are not brought by a governmental entity and that are for an amount that does not exceed, individually or in the aggregate, $1 million, that do not impose any injunctive relief or involve the admission of wrongdoing by HomeAway, any of its subsidiaries or any of its or their officers or directors or otherwise establish a materially adverse precedent for similar settlements by Expedia and that do not provide for the license of any intellectual property;

•	change any financial accounting policies, practices, principles or procedures, or any method of reporting income, deductions or other material items for financial accounting purposes, except as required by generally accepted accounting principles in the United States, applicable law or SEC regulations;

•	amend or modify any privacy policy of HomeAway or its subsidiaries, except as required by law or as reflected in a corresponding policy of Expedia for the applicable jurisdictions;

•

(a) make or change any material tax election, (b) adopt or change any tax accounting period or material method of tax accounting, (c) file any amended tax return if the filing of such amended tax return would result in a material increase in the taxes payable by HomeAway or any of its subsidiaries, (d) settle or compromise any material liability for taxes or any tax audit or other proceeding relating to a material amount of taxes, (e) enter into any closing or similar agreement with any tax authority, (f) surrender any right to claim a material refund of taxes, or (g) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

•	redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respect, the terms of any indebtedness, derivatives or hedging arrangements, or issue or sell any debt securities or rights to acquire any debt securities, other than (a) indebtedness of up to $1 million in aggregate principal amount, (b) derivatives or hedging transactions with aggregate exposure not reasonably expected to be in excess of $1 million, (c) guarantees, letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice, or (d) settling upon conversion of convertible senior notes in accordance with their terms or complying with the terms of its note hedges;

•	enter into any transactions or contracts with any affiliates or other person that would be required to be disclosed by HomeAway under Item 404 of Regulation S-K of the SEC other than in the ordinary course of business and consistent with past practice;

•	cancel HomeAway’s insurance policies or fail to pay the premiums on HomeAway’s insurance policies such that such failure causes a cancellation of such policy or fail to use commercially reasonable efforts to maintain in the ordinary course HomeAway’s errors and omissions insurance policies; or

•	agree or authorize to take any such prohibited action.

Restrictions on Expedia’s Operations

The transaction agreement provides for certain restrictions on Expedia’s and its subsidiaries’ activities until either the completion of the mergers or the termination of the transaction agreement. In general, Expedia is required to conduct its business in all material respects in the ordinary course consistent with past practice, including by using commercially reasonable efforts to preserve its and their present business organizations and its present relationships with customers, suppliers, vendors, governmental entities, employees, and other people with which they have material business relationships. In addition, unless required by law, specifically permitted or required by the transaction agreement or otherwise approved in writing by HomeAway (which approval may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the transaction agreement (including, where applicable, transactions between or among Expedia and its wholly owned subsidiaries), Expedia may not and must not permit any of its subsidiaries to, among other things:

•	authorize, declare or pay any dividends or distributions on its outstanding capital stock or other equity interests, other than (a) Expedia’s regular quarterly dividends determined in good faith by Expedia’s board of directors and (b) transactions that would require an appropriate adjustment to the transaction consideration in accordance with the transaction agreement and for which the proper adjustment is made;

•	split, combine, reduce or reclassify any shares of its capital stock, except for transactions that would require an appropriate adjustment to the transaction consideration in accordance with the transaction agreement and for which the proper adjustment is made;

•	issue or authorize the issuance of any other securities in respect of its capital stock, other than transactions that would require an appropriate adjustment to the transaction consideration in accordance with the transaction agreement and for which the proper adjustment is made;

•	authorize (or announce an intention to authorize) or enter into agreements providing for any acquisitions of an equity interest in, or substantial assets of, any other person or entity (or a business or division thereof), or any mergers, consolidations or business combinations that, in each case, would reasonably be expected to prevent, materially delay or impede the consummation of the offer and the mergers;

•	amend Expedia’s certificate of incorporation or by-laws in a way that would be adverse to the holders of shares of HomeAway common stock relative to the treatment of existing holders of share of Expedia common stock;

•	issue, deliver, grant, sell, pledge, dispose of or encumber any shares of its capital stock, voting securities or other equity interests, or any related securities, in each case other than (a) issuances, deliveries, grants, sales, pledges, dispositions or encumbrances or authorizations of any of the foregoing to the extent that such transactions do not require a stockholder vote of Expedia’s stockholders pursuant to the rules of NASDAQ, (b) issuances of shares of Expedia common stock in respect of the exercise of Expedia options or the vesting or settlement of Expedia equity awards, (c) issuances or grants of Expedia equity awards or (d) other issuances of or other transactions with respect to shares of Expedia common stock in transactions that would require an appropriate adjustment to the transaction consideration in accordance with the transaction agreement and for which the proper adjustment is made; or

•	agree or authorize to take any such prohibited action.

Access

The transaction agreement provides that during the period prior to the effective time of the first merger, HomeAway and Expedia will give each other and each other’s representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, contracts, personnel, books and records, and will furnish promptly to the other party all information concerning their business, properties and personnel as the other party reasonably requests. However, neither party is required to disclose information that may not be disclosed pursuant to contractual or legal restrictions or that is subject to attorney-client, attorney work product or other legal privilege, provided that the disclosing party will use commercially reasonable efforts to make alternative arrangements for disclosure that do not violate such restrictions or privileges.

Convertible Senior Notes; Financing Cooperation

In the transaction agreement, the parties agreed that as promptly as practicable after the execution and delivery of the transaction agreement, the parties are required to prepare any supplemental indenture(s) to the indenture that governs the Convertible Notes necessary in connection with the offer and the mergers. On the closing day of the first merger, the parties, as required, must execute such supplemental indenture(s) and, in each case, deliver any required certificates, legal opinions and other documents required by the indenture governing the Convertible Notes to be delivered in connection with such supplemental indenture(s). HomeAway is required to deliver all notices and take all other actions required under the terms of the Convertible Notes, the indenture governing the Convertible Notes, the Note Hedges and the Warrants. HomeAway is required to reasonably cooperate with Expedia in connection with the fulfillment of HomeAway’s obligations under the terms of the Convertible Notes, the indenture governing the Convertible Notes, the Note Hedges and the Warrants as reasonably requested by Expedia.

Prior to the effective time of the first merger, HomeAway is required to provide all customary cooperation, including provision of customary financial information, that is reasonably requested by Expedia in connection with any third-party debt financing obtained by Expedia or the Offeror for the purpose of financing the offer or the mergers.

HomeAway is also required to cooperate with Expedia in connection with (a) the replacement, backstopping or amendment, as of the effectiveness of the first merger, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of HomeAway, including granting any waivers in respect thereof and facilitating the migration of such financial products to Expedia’s facilities and (b) the satisfaction or amendment, as of the effectiveness of the first merger, of derivative financial instruments or arrangements (including the Note Hedges, as well as other swaps, caps, floors, futures, forward contracts and option agreements), in each case as reasonably requested by Expedia. Expedia is required to reimburse HomeAway for any out-of-pocket expenses incurred by HomeAway in connection with such cooperation.

Additional Agreements

Under the transaction agreement, Expedia and HomeAway are required to use reasonable best efforts to:

•	prepare and file all documentation to effect all necessary applications, notices, petitions, filings, and other documents;

•	obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the offer or the mergers;

•	subject to the terms of the transaction agreement, take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals;

•	make an appropriate filing of a notification and report form pursuant to the HSR Act as promptly as practicable, and in any event within ten business days after the execution of the transaction agreement (unless a later date is mutually agreed between the parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable;

•	make all other necessary filings as promptly as practicable, and supply as promptly as practicable and advisable any additional information and documentary material that may be requested under any other antitrust, competition or trade regulation laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (“antitrust laws”);

•	cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party in connection with the HSR Act or antitrust laws;

•	promptly inform the other of any communication with the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental entity, by promptly providing copies of any written communications, and of any material communication received or given in connection with any proceeding by a private party; and

•	permit the other to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other governmental entity, or, in connection with any proceeding by a private party, and give the other the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other governmental entity.

In addition, if and to the extent necessary to obtain clearance of the offer and the mergers pursuant to the HSR Act and any other applicable antitrust laws, Expedia has agreed to offer, negotiate, commit to, and effect, by consent or decree, hold separate order, or otherwise, the sale, divestiture, license or disposition of any assets, properties or businesses of HomeAway or any of its subsidiaries, or to accept operational restrictions on the activities of HomeAway; provided, however, that neither Expedia nor any of its subsidiaries will be required to take any such actions if such action, individually or collectively, would reasonably be expected to have a material adverse effect on the business, operations or financial condition of HomeAway and its subsidiaries, taken as a whole. In addition, Expedia has agreed to use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging the transaction agreement or the consummation of the offer or the mergers.

Treatment of HomeAway Equity Awards

Pursuant to and as further described in the transaction agreement, at the effective time of the first merger, each HomeAway option that is outstanding and vested immediately prior to the effective time of the first merger (including any HomeAway options that will vest as of the effective time of the first merger) will be cancelled and converted into the right to receive the transaction consideration in respect of each “net share” of HomeAway stock subject to the HomeAway option, if any, less applicable tax withholdings. The number of “net shares” is determined pursuant to a formula set forth in the transaction agreement that takes into account the exercise price of such vested HomeAway option. The applicable taxes to be withheld shall reduce the cash consideration and the stock consideration in proportion to the value of the cash consideration and the stock consideration payable to common stockholders in the first merger. Any fractional net shares will be settled in cash based on the cash value of the transaction consideration, less applicable tax withholdings.

Pursuant to and as further described in the transaction agreement, at the effective time of the first merger, each HomeAway option that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as of the effective time of the first merger) will be assumed by Expedia and converted automatically into an option to purchase shares of Expedia common stock (each an “assumed option”). The number of shares of Expedia common stock subject to the assumed option will be determined by multiplying the number of shares of HomeAway common stock subject to the assumed option immediately prior to the effective time of the first merger by the equity award exchange ratio (defined below), rounded down the nearest whole share of Expedia common stock. The per share exercise price for the shares of Expedia common stock issuable upon the exercise of the assumed option will be determined by dividing the per share exercise price of the HomeAway common stock subject to such assumed option, as in effect immediately prior to the effective time of the first merger, by the equity award exchange ratio, rounded up the nearest whole cent. Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested HomeAway option under the applicable plan and stock option agreement immediately prior to the effective time of the first merger, including vesting. The “equity award exchange ratio” means a fraction (rounded to four decimal places) having a numerator equal to the per share cash-equivalent value of transaction consideration and a denominator equal to the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time.

Pursuant to, and as further described in, the transaction agreement, at the effective time of the first merger, each HomeAway restricted stock unit that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as a result of the occurrence of the effective time of the first merger) will be assumed by Expedia and converted into a restricted stock unit with respect to a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway common shares subject to the unvested HomeAway restricted stock unit immediately prior to the effective time of the first merger, multiplied by (ii) the equity award exchange ratio. Each assumed unvested HomeAway restricted stock unit will otherwise be subject to the same terms and conditions applicable to the unvested HomeAway restricted stock unit under the applicable plan and restricted stock unit agreement immediately prior to the effective time of the first merger, including vesting.

At the effective time of the first merger, each HomeAway restricted stock unit that is outstanding immediately prior to the effective time of the first merger and that vests as of the effective time of the first merger will be cancelled in exchange for the right to receive the transaction consideration in respect of each share of HomeAway common stock subject to such vested HomeAway restricted stock unit, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and stock consideration in proportion to the value of the cash consideration and stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Pursuant to, and as further described in, the transaction agreement, as of the effective time of the first merger, each HomeAway restricted stock award that is outstanding and unvested immediately prior to the effective time of the first merger (and does not vest as of the effective time of the first merger) will be assumed by Expedia and converted into a restricted stock award covering a number of shares of Expedia common stock (rounded up to the nearest whole share) equal to (i) the number of HomeAway shares subject to the unvested HomeAway restricted stock award immediately prior to the effective time of the first merger, multiplied by (ii) the equity award exchange ratio. Each assumed HomeAway restricted stock award will otherwise be subject to the same terms and conditions of the applicable plan and restricted stock award agreement immediately prior to the effective time of the first merger, including vesting.

At the effective time of the first merger, each HomeAway restricted stock award outstanding immediately prior to the effective time of the first merger and that vests as a result of the occurrence of the effective time of the first merger will be cancelled in exchange for the right to receive transaction consideration in respect of each share of HomeAway common stock subject to such HomeAway restricted stock award, less applicable tax withholding. The applicable taxes to be withheld shall reduce the cash consideration and stock consideration in proportion to the value of the cash consideration and stock consideration payable to common stockholders in the first merger. Any fractional shares will be settled in cash based on the volume weighted average closing sales price of Expedia common stock as reported on the NASDAQ for the ten consecutive trading day period ending one day prior to the acceptance time, less applicable tax withholdings.

Employee Matters

Expedia has agreed under the transaction agreement for a period of twelve months following the effective time of the first merger, (a) to maintain the aggregate total compensation opportunities (i.e., base salary, base hourly wage and target cash bonus opportunity) of each employee of HomeAway who becomes an employee of Expedia or its subsidiaries as of the effective time of the first merger (the “continuing employees”) and (b) to provide employee benefits (other than severance and equity compensation) no less favorable in the aggregate than the benefits (other than severance and equity compensation) under the employee benefit plans, programs and arrangements of the Company provided to such continuing employee immediately prior to the effective time of the first merger.

Expedia also has agreed under the transaction agreement to recognize years of service with HomeAway or its subsidiaries under all employee benefit plans maintained by Expedia or its affiliates for the benefit of continuing employees, except for purposes of determining any accrued benefit under any defined benefit pension plan, or to the extent that any such recognition would result in a duplication of benefits, and to waive certain participation restrictions for continuing employees who become eligible to participate in Expedia welfare plans. HomeAway will terminate its 401(k) plan(s) as of the day immediately preceding the effective time of the first merger if Expedia provides timely, written notice requesting such termination in accordance with the transaction agreement.

Expedia has further agreed under the transaction agreement to provide continuing employees serving in a public company finance, public company legal or public company investor relations role who are terminated without cause during the six month period following the effective time of the first merger, severance equal to (a) continued base salary for three months and an amount in cash equal to the employer paid portion of health care premiums for three months or (b) the severance benefit such continuing employee would have been entitled to under HomeAway’s current severance practices, in lieu of other severance and in exchange for a customary release of claims against Expedia. The foregoing provision does not apply to continuing employees entitled to severance under an individual employment agreement.

Directors’ and Officers’ Indemnification

Under the transaction agreement, for a period of six years after the effective time of the first merger, Expedia must indemnify and hold harmless, to the fullest extent permitted under applicable law and provided pursuant to organizational documents of HomeAway or its subsidiaries, or any indemnification agreements in existence as of the time of the transaction agreement that were provided to Expedia, each current and former director and officer of HomeAway and its subsidiaries against costs and expenses in connection with claims asserted or claimed prior to, at or after the effective time of the first merger, in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the first merger, based on or arising out of the fact that such person is or was such an officer or director of HomeAway. In addition, for a period of six years following the effective time of the first merger, Expedia is required to maintain in effect the provisions in any contracts of HomeAway or its subsidiaries regarding elimination of liability, indemnification of officers or directors, and advancement of expenses that are in existence as of the time of the transaction agreement and were provided to Expedia, except to the extent that any such contract provides for an earlier termination.

Prior to the effective time of the first merger, HomeAway is required to purchase a directors’ and officers’ liability insurance “tail” insurance program for a period of six years after the effective time of the first merger with respect to acts or omissions committed at or prior to the effective time of the first merger, with a one-time cost not in excess of 300% of the last annual premium paid by HomeAway for its directors’ and officers’ liability insurance prior to the date of the transaction agreement. However, if HomeAway is not able to obtain such “tail” insurance policy prior to the closing of the transactions, Expedia is required to provide current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the first merger that is no less favorable than HomeAway’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage, provided that Expedia is not required to pay annual premiums in excess of 300% of the last annual premium paid by HomeAway prior to the date of the transaction agreement.

Termination of the Transaction Agreement

Termination by Expedia or HomeAway

The transaction agreement may be terminated at any time before the acceptance time:

•	by mutual written consent of Expedia and HomeAway; or

•	by either Expedia or HomeAway, if:

•	any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the offer or the mergers; or

•	the acceptance time has not occurred by midnight, Eastern Standard Time, on May 4, 2016 (the “outside date”), provided that, such termination right is not available to any party whose action or failure to fulfill any obligation under the transaction agreement has proximately caused (a) any of the conditions to the closing of the offer to fail to be satisfied, and such action or failure to act constitutes a material breach of the transaction agreement, or (b) the expiration or termination of the offer in accordance with the terms of the transaction agreement and the offer without the Offeror having accepted for payment the shares tendered in the offer, and such action or failure to act constitutes a material breach of the transaction agreement.

Termination by HomeAway

The transaction agreement may be terminated at any time before the acceptance time by HomeAway if:

•	HomeAway changes its recommendation in favor of the offer in response to a superior proposal and enters into a definitive agreement providing for such superior proposal, as long as (1) HomeAway has complied in all material respects with its obligations to provide notice to negotiate with Expedia regarding amendments to the transaction agreement, as described under “—Change of Recommendation” and (2) immediately prior (and as a condition) to such termination, HomeAway pays to Expedia the $138 million termination fee described below; or

•	(1) Expedia and/or the Offeror has breached, failed to perform or violated their respective covenants or agreements under the transaction agreement in any material respect or any of the representations and warranties of Expedia and the Offeror have become inaccurate and such inaccuracy would reasonably be expected to have a material adverse effect on Expedia (with such term as defined in the transaction agreement and described under “—Material Adverse Effect”), (2) the breach, failure to perform, violation or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 calendar days following receipt of written notice from HomeAway or (B) the then-scheduled expiration date of the offer (provided that for purposes of this clause (B), Expedia may irrevocably extend the expiration date of the offer to the 30th calendar day after such written notice), and (3) HomeAway is not in material breach of the transaction agreement at the time of the applicable breach by Expedia and/or the Offeror.

Termination by Expedia and the Offeror

The transaction agreement may be terminated at any time before the acceptance time by Expedia if:

•	the HomeAway board of directors has made a change in recommendation, as long as Expedia exercises this termination right by 5:00 pm Eastern Standard Time on the 10th business day following the date on which such change of recommendation occurs; or

•	(1) HomeAway has breached, failed to perform or violated its covenants or agreements under the transaction agreement or any of the representations and warranties of HomeAway have become inaccurate in a manner that would give rise to the failure of any of the conditions to the consummation of the offer related to HomeAway’s compliance with its covenants and agreements or the accuracy of HomeAway’s representations and warranties, (2) such breach, failure to perform, violation or inaccuracy is incapable of being cured by the outside date or, if capable of being cured, is not cured within 30 calendar days following receipt of written notice from Expedia, and (3) Expedia and the Offeror are not in material breach of the transaction agreement at the time of the applicable breach by HomeAway.

Termination Fee and Expenses

Expenses

Except as set forth below, all fees and expenses incurred in connection with the transaction agreement, the offer, and the mergers will be paid by the party incurring the fee or expense.

Termination Fee

The transaction agreement provides that HomeAway will pay Expedia a termination fee of $138 million if:

•	Expedia terminates the transaction agreement because of a change in recommendation by the HomeAway board of directors;

•	HomeAway terminates the transaction agreement in order to enter into a definitive agreement providing for a superior proposal; or

•

(a) either Expedia or HomeAway terminates the transaction agreement as a result of having reached the outside date or Expedia terminates the transaction agreement as a result of a breach, failure to perform or violation by HomeAway of its covenants or agreements under the transaction agreement that gives rise to the failure of any of the conditions to the consummation of the offer related to HomeAway’s compliance with its covenants and agreements, (b) an acquisition proposal has been publicly disclosed and not publicly withdrawn (without qualification) after the date of the transaction agreement, and (c) an acquisition proposal is consummated within twelve months of such termination or a definitive agreement with respect to an acquisition proposal is entered into within twelve months of such termination and such acquisition proposal is consummated (with references to “20%” and “80%” in the definition of acquisition proposal deemed to be references to “50%”).

In no event will HomeAway be obligated to pay the termination fee on more than one occasion. In the event that the termination fee is received by Expedia, none of HomeAway, any of its subsidiaries, any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents will have any further liability or obligation relating to or arising out of the transaction agreement or the transactions contemplated by the transaction agreement, other than with respect to HomeAway only, in the event of a willful breach by HomeAway.

Effect of Termination

In the event of termination of the transaction agreement prior to the effective time of the first merger in accordance with the terms of the transaction agreement, the transaction agreement will become void, and there will be no liability or further obligation on the part of any of the parties, provided that no party will be relieved of liability for any willful breach of the transaction agreement prior to such termination.

Amendments, Enforcements and Remedies, Extensions and Waivers

Amendments

The transaction agreement may be amended by the parties at any time.

Enforcements and Remedies

Under the transaction agreement, the parties have agreed that, prior to the valid termination of the transaction agreement, each party will be entitled to:

•	an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the transaction agreement;

•	a decree or order of specific performance specifically enforcing the terms and provisions of the transaction agreement; and

•	any further equitable relief.

Extensions and Waivers

Under the transaction agreement, at any time prior to the effective time of the first merger, any party may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties; or

•	waive compliance by the other parties with any of the agreements or conditions contained in the transaction agreement.

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS

Market Price History

Expedia common stock is listed on the NASDAQ under the symbol “EXPE,” and HomeAway common stock is listed on the NASDAQ under the symbol “AWAY.” The following table sets forth, for the periods indicated, as reported by the NASDAQ, the per share high and low sales prices of each company’s common stock.

	Expedia Common Stock				HomeAway Common Stock
	High	Low	Dividend		High	Low	Dividend
2012
First Calendar Quarter	$35.57	$28.02	0.09		$28.00	$21.23	—
Second Calendar Quarter	$50.66	$30.97	0.09		$26.87	$19.19	—
Third Calendar Quarter	$60.29	$43.44	0.13		$25.34	$20.20	—
Fourth Calendar Quarter	$62.80	$50.71	0.13	*	$27.47	$19.58	—
2013
First Calendar Quarter	$68.09	$59.50	$0.13		$34.09	$21.35	—
Second Calendar Quarter	$65.39	$54.39	$0.13		$34.30	$28.01	—
Third Calendar Quarter	$66.14	$45.69	$0.15		$34.00	$27.70	—
Fourth Calendar Quarter	$69.76	$47.26	$0.15		$41.78	$27.27	—
2014
First Calendar Quarter	$81.78	$62.76	$0.15		$48.90	$37.54	—
Second Calendar Quarter	$80.49	$66.93	$0.15		$39.37	$27.95	—
Third Calendar Quarter	$89.26	$77.14	$0.18		$36.90	$31.21	—
Fourth Calendar Quarter	$92.08	$70.91	$0.18		$36.19	$27.83	—
2015
First Calendar Quarter	$96.45	$76.34	$0.18		$33.73	$25.13
Second Calendar Quarter	$115.00	$92.60	$0.18		$32.84	$26.51	—
Third Calendar Quarter	$130.99	$104.00	$0.24		$32.30	$25.58
Fourth Calendar Quarter (through November 13, 2015)	$140.51	$116.55	$0.24		$40.76	$25.90	—

*	On December 7, 2012 Expedia paid a special dividend of $0.52.

On November 3, 2015, the trading day before the public announcement of the execution of the transaction agreement, the closing price per share of HomeAway common stock on the NASDAQ was $31.74, and the closing price per share of Expedia common stock on the NASDAQ was $136.39. On November 13, 2015, the most recent trading date prior to the mailing of this document, the closing price per HomeAway share on the NASDAQ was $35.77, and the closing price per share of Expedia common stock on the NASDAQ was $125.20. HomeAway stockholders should obtain current market quotations for shares of HomeAway common stock and shares of Expedia common stock before deciding whether to tender their shares of HomeAway common stock in the offer.

Dividends

The timing, declaration, amount of, and payment of any dividends by Expedia is within the discretion of the Expedia board of directors and will depend upon many factors, including Expedia’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of Expedia’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by the Expedia board of directors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial information and related notes present the historical financial statements of Expedia, Orbitz and HomeAway (including their respective subsidiaries) as if the completion of the offer and the mergers had previously occurred on the dates specified below.

On November 4, 2015, Expedia and HomeAway announced that they had entered into the transaction agreement, pursuant to which Expedia has agreed to acquire HomeAway, including all of its brands. The transaction has not yet closed. Under the terms of the transaction agreement, Expedia is offering to acquire each outstanding share of common stock of HomeAway in exchange for $10.15 in cash and 0.2065 of a share of Expedia common stock (the “transaction consideration”).

Previously consummated Orbitz acquisition

On September 17, 2015, Expedia completed its acquisition of Orbitz, including all of its brands, including Orbitz, ebookers, HotelClub, CheapTickets, Orbitz Partner Network and Orbitz for Business, for a total purchase consideration of $1.8 billion. The purchase consideration consisted primarily of $1.4 billion in cash, or $12 per share for all shares of Orbitz common stock outstanding as of the purchase date, as well as the settlement of $432 million of pre-existing Orbitz debt at the closing of the acquisition. Purchase consideration also included $17 million for certain employee restricted stock unit awards of Orbitz, measured at fair value on the acquisition date and vested based on pre-combination service, which were replaced with Expedia restricted stock awards in conjunction with the acquisition.

Pro Forma information

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are based on (i) historical results of operations of Expedia and its subsidiaries (which include the results of Orbitz subsequent to Expedia’s September 17, 2015 acquisition of Orbitz); (ii) the historical consolidated results of operations of HomeAway; and (iii) and the historical consolidated results of operations of Orbitz for the year ended December 31, 2014 and the for the period January 1, 2015 to September 16, 2015 (which were used solely for the preparation of the unaudited pro forma combined condensed statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015).

The unaudited pro forma financial information reflects the estimated aggregate consideration of approximately $3.7 billion for the HomeAway acquisition, as calculated below (in thousands, except price per share):

Number of shares of HomeAway common stock issued and outstanding as of November 6, 2015	96,099
Multiplied by exchange ratio per the transaction agreement	0.2065

Number of shares of Expedia common stock to be issued*	19,845
Multiplied by price of Expedia common stock*	$133.32

Fair value of shares of common stock to be issued to HomeAway stockholders	$2,645,674
Fair value of shares of common stock to be issued to equity award holders	$46,042

Total fair value of shares of Expedia common stock to be issued	$2,691,716
Cash consideration to be paid to HomeAway stockholders and equity award holders	$1,021,379
Estimated replacement equity awards attributable to pre-acquisition service	$19,875

Estimated trans action consideration	$3,732,970

*	The estimated transaction consideration has been determined based on the closing price of Expedia common stock on November 6, 2015. Pursuant to business combination accounting rules, the final transaction consideration will be based on the number of shares of HomeAway common stock outstanding and the price of Expedia common stock as of the closing date. Amounts within this section are calculated on actual, untruncated numbers.

The unaudited pro forma financial information related to the HomeAway and Orbitz acquisition was prepared using the acquisition method of accounting and is based on the assumption that the acquisition of HomeAway took place as of September 30, 2015 for purposes of the audited pro forma balance sheet and that the acquisitions of both HomeAway and Orbitz took place as of January 1, 2014 for purposes of the unaudited pro forma condensed combined statements of operations. Because Orbitz was acquired on September 17, 2015, the results of operations of Orbitz are included in Expedia’s consolidated financial results subsequent to that date.

In accordance with the acquisition method of accounting, the actual consolidated financial statements of Expedia will reflect the HomeAway acquisition only from and after the date of the completion of the acquisition. Expedia has not yet undertaken a detailed analysis of the fair value of HomeAway’s asset and liabilities and will not finalize the purchase price allocation related to the HomeAway acquisition until after the transaction is consummated. The assignment of fair values to certain of Orbitz’s assets and liabilities have not been finalized as of September 30, 2015. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. Additionally, the differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Expedia’s future results of operation and financial position.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Expedia would actually have been had the acquisitions occurred on the dates noted above, or to project the results of operations or financial position of Expedia for any future periods. The unaudited pro forma adjustments are based on available information and certain assumptions that Expedia management believes are reasonable. Unless otherwise indicated, the unaudited pro forma adjustments are directly attributable to the acquisition and are expected to have a continuing impact on the results of operations of Expedia. In the opinion of Expedia management, all adjustments necessary to present fairly the unaudited pro forma condensed consolidation financial information have been made.

The accompanying unaudited pro forma condensed combined financial information should be read in conjunction with the notes thereto and with Expedia’s and HomeAway’s publicly-available historical consolidated financial statements and accompanying notes, which are incorporated by reference herein, and Orbitz’s publicly-available historical consolidated financial statements and accompanying notes, which are contained in reports filed with the Securities and Exchange Commission prior to its acquisition by Expedia. See “Where to Obtain More Information.”

EXPEDIA, INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2015

(In thousands)

(Unaudited)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Expedia	HomeAway
ASSETS
Current assets:
Cash and cash equivalents	$1,455,339	$301,293	$(121,379)	(a	)	$1,635,253
Restricted cash and cash equivalents	10,015	—	—			10,015
Short-term investments	35,478	618,343	—			653,821
Accounts receivable, net of allowance	1,242,303	24,019	—			1,266,322
Deferred income taxes	180,951	9,384	—			190,335
Income taxes receivable	32,964	1,680	—			34,644
Prepaid expenses and other current assets	216,422	18,269	—			234,691

Total current assets	3,173,472	972,988	(121,379)			4,025,081
Property and equipment, net	966,560	60,773	(38,759)	(c	)	988,574
Long-term investments and other assets	602,145	45,844	—			647,989
Deferred income taxes	137,358	880	1,925	(b	)	140,163
Intangible assets, net	2,122,770	58,003	760,997	(d	)	2,941,770
Goodwill	5,400,968	460,049	2,423,390	(e	)	8,284,407

TOTAL ASSETS	$12,403,273	$1,598,537	$3,026,174			$17,027,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, merchant	$1,442,350	$—	$—			$1,442,350
Accounts payable, other	549,735	7,487	—			557,222
Deferred merchant bookings	2,804,413	—	—			2,804,413
Deferred revenue	58,249	193,769	—			252,018
Income taxes payable	131,411	907	—			132,318
Accrued expenses and other current liabilities	940,198	50,446	52,213	(f	)	1,042,857
Deferred income taxes	14,890	—	—			14,890
Short-term debt	—	—	402,500	(g	)	402,500

Total current liabilities	5,941,246	252,609	454,713			6,648,568
Long-term debt	2,475,425	329,905	(329,905)	(g	)	2,475,425
Credit facility	—	—	900,000	(h	)	900,000
Deferred income taxes	628,019	24,376	274,570	(b	)	926,965
Other long-term liabilities	284,905	22,798	(8,629)	(i	)	299,074
Commitments and contingencies
Redeemable noncontrolling interests	567,480	9,033	3,900	(i	)	580,413
Stockholders’ equity:
Common stock	20	10	(8)	(j	)	22
Class B common stock	1	—	—			1
Additional paid-in capital	6,102,152	1,076,292	1,640,704	(k	)	8,819,148
Treasury stock-Common stock, at cost	(4,043,056)	—	—			(4,043,056)
Retained earnings (accumulated deficit)	666,177	(55,878)	30,221	(l	)	640,520
Accumulated other comprehensive income (loss)	(284,246)	(60,608)	60,608	(m	)	(284,246)

Total stockholders’ equity	2,441,048	959,816	1,731,525			5,132,389
Non-redeemable noncontrolling interests	65,150	—	—			65,150

Total stockholders’ equity	2,506,198	959,816	1,731,525			5,197,539

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,403,273	$1,598,537	$3,026,174			$17,027,984

EXPEDIA, INC.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2015

(In thousands, except for per share data)

(Unaudited)

	Historical		Orbitz Pro Forma Adjustments			Pro Forma As Adjusted	Historical HomeAway	HomeAway Pro Forma Adjustments			Pro Forma Combined
	Expedia	Orbitz(1)
Revenue	$4,973,750	$671,968	$(15,434)	(n	)	$5,630,284	$375,553	$—			$6,005,837
Costs and expenses:
Cost of revenue	971,066	188,176	(3,978)	(o	)	1,155,264	58,472	—			1,213,736
Selling and marketing	2,592,150	299,956	(28,032)	(p	)	2,864,074	143,850	—			3,007,924
Technology and content	579,674	70,352	(12,598)	(q	)	637,428	65,235	(4,867)	(y	)	697,796
General and administrative	387,959	76,082	(33,578)	(r	)	430,463	72,115	—			502,578
Amortization of intangible assets	83,322	222	54,104	(s	)	137,648	8,713	99,547	(z	)	245,908
Legal reserves, occupancy tax and other	(106,511)	5,951	(25,824)	(t	)	(126,384)	—	—			(126,384)
Restructuring and related reorganization charges	82,001	—	(46,730)	(u	)	35,271	—	—			35,271

Operating income	384,089	31,229	81,202			496,520	27,168	(94,680)			429,008
Other income (expense):
Interest income	14,403	336	—			14,739	2,426	—			17,165
Interest expense	(89,768)	(29,220)	17,974	(v	)	(101,014)	(13,971)	(2,015)	(aa	)	(117,000)
Gain on sale of business	508,810	—	—			508,810	—	—			508,810
Other, net	114,361	(3,407)	—			110,954	(633)	—			110,321

Total other income (expense), net	547,806	(32,291)	17,974			533,489	(12,178)	(2,015)			519,296

Income (loss) before income taxes	931,895	(1,062)	99,176			1,030,009	14,990	(96,695)			948,304
Provision for (benefit from) income taxes	(196,261)	212	(34,712)	(w	)	(230,761)	(9,757)	33,843	(bb	)	(206,675)

Net income (loss)	735,634	(850)	64,464			799,248	5,233	(62,852)			741,629
Net loss attributable to noncontrolling interests	41,369	—	3,709	(x	)	45,078	709	—			45,787

Net income (loss) attributable to the Company	$777,003	$(850)	$68,173			$844,326	$5,942	$(62,852)			$787,416

Earnings per share attributable to the Company available to common stockholders:
Basic	$6.03					$6.55					$5.28
Diluted	5.86					6.37					5.13
Shares used in computing earnings per share:
Basic	128,822					128,822			(cc	)	149,031
Diluted	132,602					132,602			(cc	)	153,452

(1)	Reflects Orbitz’ results of operations for January 1, 2015 through September 16, 2015. Orbitz’ results of operations subsequent to Expedia’s September 17, 2015 acquistion of Orbitz are included in the Expedia column.

See accompanying notes to unaudited pro forma condensed combined financial information.

EXPEDIA, INC.

PROFORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2014

(In thousands, except for per share data)

(Unaudited)

	Historical		Orbitz Pro Forma Adjustments		Pro Forma As Adjusted	Historical HomeAway	HomeAway Pro Forma Adjustments		Pro Forma Combined
	Expedia	Orbitz(1)
Revenue	$5,763,485	$910,420	$(9,979)	(n)	$6,663,926	$446,762	$—		$7,110,688
Costs and expenses:
Cost of revenue	1,179,081	196,392	(4,866)	(o)	1,370,607	67,612	—		1,438,219
Selling and marketing	2,808,329	449,777	(24,580)	(p)	3,233,526	154,995	—		3,388,521
Technology and content	686,154	97,814	(12,729)	(q)	771,239	77,082	(5,471)	(y)	842,850
General and administrative	425,373	77,507	(5,392)	(r)	497,488	93,131	—		590,619
Amortization of intangible assets	79,615	349	128,887	(s)	208,851	13,916	130,431	(z)	353,198
Legal reserves, occupancy tax and other	41,539	531	3,800	(t)	45,870	—	—		45,870
Restructuring and related reorganization charges	25,630	—	—	(u)	25,630	—	—		25,630

Operating income	517,764	88,050	(95,099)		510,715	40,026	(124,960)		425,781
Other income (expense):
Interest income	27,288	422	—		27,710	1,728	—		29,438
Interest expense	(98,089)	(35,634)	12,684	(v)	(121,039)	(13,333)	2,263	(aa)	(132,109)
Other, net	17,678	(8,277)	—		9,401	(7,182)	—		2,219

Total other expense, net	(53,123)	(43,489)	12,684		(83,928)	(18,787)	2,263		(100,452)

Income (loss) before income taxes	464,641	44,561	(82,415)		426,787	21,239	(122,697)		325,329
Provision for (benefit from) income taxes	(91,691)	(27,281)	28,845	(w)	(90,127)	(7,272)	42,944	(bb)	(54,455)

Net income	372,950	17,280	(53,570)		336,660	13,967	(79,753)		270,874
Net (income) loss attributable to noncontrolling interests	25,147	—	2,398	(x)	27,545	(583)	—		26,962

Net income (loss) attributable to the Company	$398,097	$17,280	$(51,172)		$364,205	$13,384	$(79,753)		$297,836

Earnings per share attributable to the Company available to common stockholders:
Basic	$3.09				$2.83				$2.00
Diluted	2.99				2.73				1.94
Shares used in computing earnings per share:
Basic	128,912				128,912			(cc)	149,121
Diluted	133,168				133,168			(cc)	153,734

(1)	The consolidated statement of operations of Orbitz for the year ended December 31, 2014 has been derived from the historical financial statements as of and for the year ended December 31, 2014 with certain reclassification adjustments made by Expedia as described in Note 1, Basis of Pro Forma Presentation.

See accompanying notes to unaudited pro forma condensed combined financial information.

Expedia, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are based on (i) historical results of operations of Expedia and its subsidiaries (which include the results of Orbitz subsequent to Expedia’s September 17, 2015 acquisition of Orbitz); (ii) the historical consolidated results of operations of HomeAway; and (iii) and the historical consolidated results of operations of Orbitz for the year ended December 31, 2014 and the for the period January 1, 2015 through September 16, 2015 (which were used solely for the preparation of the pro forma combined condensed statement of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015).

The pro forma financial information related to the HomeAway and Orbitz acquisitions is based on the assumption that the acquisition of HomeAway took place as of September 30, 2015 for purposes of the unaudited pro forma balance sheet and that the acquisitions of both HomeAway and Orbitz took place as of January 1, 2014 for purposes of the unaudited pro forma condensed combined statements of operations. Because Orbitz was acquired on September 17, 2015, the results of operations of Orbitz are included in Expedia’s consolidated financial results subsequent to that date. The historical financial information is adjusted in the unaudited pro forma financial statements to give effect to unaudited pro forma adjustments that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma financial statements are presented solely for informational purposes and are not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma financial statements do not reflect any cost savings from future operating synergies or integration activities, or any revenue, tax, or other synergies that could result from the acquisition.

Certain reclassification adjustments have been made to conform to the current presentation. The following reclassifications have been made to Orbitz’s historical consolidated results of operations for the year ended December 31, 2014 to conform to Expedia’s presentation (in thousands):

	Historical Orbitz financial statement line items	Reclassification adjustments to conform to Expedia’s presentation	Revised historical Orbitz
Statement of Operations
Year ended December 31, 2014
Revenue	$932,007	$(21,587)	$910,420
Cost of revenue	179,774	16,618	196,392
Selling, general and administrative	278,202	(278,202)	—
Marketing	334,472	(334,472)	—
Depreciation and amortization	57,549	(57,549)	—
Selling and marketing	—	449,777	449,777
Technology and content	—	97,814	97,814
General and administrative	—	77,507	77,507
Amortization of intangible assets	—	349	349
Legal reserves, occupancy tax and other	—	531	531
Interest income	—	422	422
Interest expense	(35,212)	(422)	(35,634)
Other, net	(2,237)	(6,040)	(8,277)

There were no material reclassifications identified to conform the HomeAway consolidated results of operations for the nine months ended September 31, 2015 and the year ended December 31, 2014 to Expedia’s presentation.

Note 2. Estimated HomeAway Purchase Consideration and Preliminary Purchase Price Allocation

The following summarizes the preliminary allocation of the purchase price for HomeAway based on the terms of the transaction agreement and Expedia’s preliminary estimates of fair value of assets and liabilities as if the acquisition had occurred on September 30, 2015. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual merger date.

	Amount	Note
	(in thousands)
Fair value of shares of Expedia common stock to be issued to HomeAway stockholders and equity award holders	$2,691,716	(1)
Cash consideration to be paid to HomeAway stockholders and equity award holders	1,021,379	(2)
Replacement restricted stock units and stock options attributable to pre-acquisition service	19,875	(3)

Total purchase consideration	$3,732,970

Cash	$301,293
Short-term investments	618,343
Accounts receivable, net	24,019
Other current assets	19,949
Long-term assets	67,858
Intangible assets with definite lives	638,700	(4)
Intangible assets with indefinite lives	180,300
Goodwill	2,883,439
Deferred revenue	(193,769)	(5)
Other current liabilities	(90,803)	(6)
Debt	(402,500)	(7)
Other long-term liabilites	(27,102)
Deferred tax liabilities, net	(286,757)

Total	$3,732,970

(1)	Represents the estimated acquisition date value of (i) shares of Expedia common stock to be issued to HomeAway stockholders based on 96,099,477 HomeAway shares outstanding as of November 6, 2015 and (ii) vested equity awards, including those that will vest upon change in control pursuant to existing employment agreements with HomeAway. Each HomeAway share receives 0.2065 of a share of Expedia common stock, the amount of which was calculated using the assumptions described above.
(2)	Represents anticipated cash consideration of $10.15 per share to be transferred to (i) HomeAway shareholders in accordance with the terms of the transaction agreement and (ii) holders of vested equity awards, including those that will vest upon change in control pursuant to existing employment agreements with HomeAway.
(3)	Represents the estimated fair value of replacement employee options and restricted stock units that will be granted at the date of acquisition and is attributable to pre-acquisition service.
(4)	Preliminary acquired definite-lived intangible assets primarily consist of partner relationships, customer relationships and developed technology assets with average estimated useful lives ranging from three to ten years.
(5)

As of September 30, 2015, HomeAway had certain deferred revenues on its balance sheet, the majority of which were associated with term-based subscriptions received in advance of services rendered. Business combination rules require Expedia to record these balances at fair value to reflect the value of the post-acquisition performance obligation. Expedia estimates that a fair value adjustment could result in a decrease of $0 to $107 million to the deferred revenue balance with a corresponding decrease to post-acquisition revenue. For the purpose of the pro forma balance sheet, Expedia assumed that the book value of the deferred revenue balance approximates the estimated fair value given the nature of the deferred revenue, which is subject to change upon the completion of the final purchase price allocation.
(6)	Expedia has estimated the fair value adjustment to increase the outstanding HomeAway warrants to fair value would be $33 million. As a result of the transactions, the warrant holders have the right to terminate the warrants at fair value determined in a commercially reasonable manner. For the purpose of the pro forma financial statements, we have assumed that warrant holders would terminate the warrants and therefore adjusted the warrants to their estimated fair value based on the amount expected to be paid to terminate the warrants as of September 30, 2015, which is included within other current liabilities.
(7)	Expedia has estimated the fair value adjustment to increase the HomeAway existing convertible senior notes (“the Convertible Notes”) to fair value would be $72.6 million. As a result of the transactions, each note holder will have the right to (i) require the Company to repurchase its Convertible Notes for cash at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest or (ii) convert its Convertible Notes, at a specified conversion rate (which may be increased in accordance with the terms of the indenture governing the Convertible Notes, depending on the price of HomeAway common stock), into HomeAway common stock (or, following consummation of the transactions, transaction consideration). If the note holders do not exercise either of these rights the Notes would remain outstanding as an obligation of Expedia until maturity or upon a future triggering event. For the purpose of the pro forma financial statements, which assume that the price of HomeAway common stock will be $37.30 (which was the closing price as of November 6, 2015), the assumption is that the note holders would require HomeAway to repurchase the Convertible Notes for cash and therefore the Convertible Notes have been reclassified to short-term and adjusted to their estimated fair value based on the redemption amount of $402.5 million. If the note holders instead elect to convert their Convertible Notes (which may happen depending on the price of HomeAway and Expedia common stock), it is expected that Expedia will receive payment under certain convertible note hedge transactions in an amount approximately equal to the excess of the value of the consideration such note holders receive upon conversion over the principal amount of the Convertible Notes. If the Convertible Notes remain outstanding, the estimated unaudited pro forma fair value of the notes would be $375 million, net of a debt discount of $33 million as of September 30, 2015 and interest expense, including the amortization of the debt discount, would be $5 million and $4 million for the year ended December 31, 2014 and nine-months ended September 30, 2015, respectively.

Estimated Purchase Consideration Sensitivity. The table below illustrates the potential impact to the total estimated consideration resulting from a 10% increase or decrease in the price of Expedia common stock of $133.32 on November 6, 2015. For the purpose of this calculation, the total number of shares and vested equity awards has been assumed to be the same as in the table above (in thousands):

	Purchase Price	Goodwill
10% increase in Expedia share price
Stock Consideration	$2,965,445
Cash Consideration(a)	1,027,778
Replacement Award Consideration	21,352

	$4,014,575	$3,165,044

10% decrease in Expedia share price
Stock Consideration	2,418,270
Cash Consideration(a)	$1,014,739
Replacement Award Consideration	18,411

	$3,451,420	$2,601,889

(a)	Fluctuations in cash consideration relate to employee withholding tax on vested equity awards which are remitted in cash.

For pro forma purposes, Expedia assumed the cash portion of the transaction will be funded with a combination of available cash as well as a borrowing of approximately $900 million on its $1 billion unsecured revolving credit facility. Borrowing on the credit facility will fluctuate depending on the timing of the closing of the offer and the mergers and the available cash at that time. Alternatively, Expedia may issue new long-term debt to finance a portion of the cash consideration of the offer and the mergers, the principal amount and interest rate of which are not known at this time.

Note 3. Pro Forma Adjustments

Balance Sheet Adjustments. The unaudited pro forma adjustments related to HomeAway included in the unaudited pro forma condensed combined balance sheet are as follows (in thousands):

(a)	Cash and cash equivalents

September 30, 2015
Cash consideration paid for shares and vested equity awards	$(1,021,379)
Cash provided by an expected borrowing on Expedia’s unsecured revolving credit facility	900,000

Total adjustments to Cash and cash equivalents	$(121,379)

(b)	Deferred income taxes, net

September 30, 2015
Estimated fair value adjustment to deferred tax liabilities for intangible assets	$286,650
To remove historical deferred tax assets and liabilities, net	(14,005)

Total adjustments to Deferred income taxes, net	$272,645

(c)	Property and equipment, net

To eliminate the historical net book value of HomeAway’s capitalized software of $39 million for which the preliminary fair value was determined in purchase accounting and is included in intangible assets.

(d)	Intangible assets, net

September 30, 2015
To eliminate the historical net book value of HomeAway’s intangible assets	$(58,003)
To record preliminary fair value of definite lived Supplier Relationships (estimated useful life of 5 years)	$426,000
To record preliminary fair value of definite lived Traveler/Visitor Relationships (estimated useful life of 10 years)	$48,500
To record preliminary fair value of definite lived Developed Technology (estimated useful life of 3 years)	$155,900
To record preliminary fair value of definite lived Trade names and Trademarks (estimated useful life of 10 years)	$8,300
To record preliminary fair value of indefinite lived Trade names and Trademarks	$180,300

Total adjustments to Intangible assets, net	$760,997

(e)	Goodwill

September 30, 2015
To eliminate the historical goodwill of HomeAway	$(460,049)
To record preliminary goodwill for the purchase consideration in excess of the fair value of net assets acquired in connection with the HomeAway acquisition	2,883,439

Total adjustments to Goodwill	$2,423,390

(f)	Accrued expenses and other current liabilities

September 30, 2015
To accrue for estimated transaction costs not yet recognized in the historical financial statements of HomeAway and Expedia	$20,250
To record preliminary fair value adjustments to deferred rent included in assumed liabilities	(1,162)
To record the estimated fair value of the warrants (See Note 2)	33,125

Total adjustments to Accrued expenses and other current liabilities	$52,213

(g)	Short-term and Long-term debt

To adjust the HomeAway Notes to fair value and reclassify the Notes to short-term as they are expected to be repurchased for cash within 60 days of the merger closing date. (See Note 2)

(h)	Credit facility

To record Expedia’s estimated borrowings on the unsecured revolving credit facility to fund a portion of the HomeAway estimated purchase price (See Note 2).

(i)	Other long-term liabilities and redeemable non-controlling interest

To record preliminary fair value adjustments to acquired other long-term liabilities primarily related to deferred rent as well as fair value adjustments to acquired redeemable non-controlling interest.

(j)	Common stock

September 30, 2015
To eliminate the historical common stock of HomeAway	$(10)
To record the par value of common stock issued by Expedia in connection with the transaction	2

Total adjustments to Common stock	$(8)

(k)	Additional paid-in-capital

September 30, 2015
To eliminate the historical additional paid-in capital of HomeAway	$(1,076,292)
To record the additional paid-in capital adjustment for estimated common stock issued by Expedia in connection with the transaction	2,691,714
To record adjustments to additional paid-in capital related to discretionary acceleration of stock-based compensation as a result of change in control	5,407
To record the replacement options and restricted stock awards attributable to pre-acquisition service	19,875

Total adjustments to Additional paid-in capital	$1,640,704

(l)	Retained earnings (accumulated deficit)

September 30, 2015
To eliminate the historical accumulated deficit of HomeAway	$55,878
To record adjustments to retained earnings related to a discretionary acceleration of stock-based compensation as a result of change in control	(5,407)
To accrue for estimated transaction costs not yet recognized in the historical financial statements of
HomeAway and Expedia	(20,250)

Total adjustments to Retained earnings (accumulated deficit)	$30,221

(m)	Accumulated other comprehensive income (loss)

To eliminate $61 million of historical accumulated other comprehensive loss of HomeAway.

Statement of Operations Adjustments. The unaudited pro forma adjustments related to Orbitz included in unaudited pro forma condensed combined statements of operations for period January 1, 2015 through September 16, 2015 and for the year ended December 31, 2014 are as follows (in thousands):

(n)	Revenue

To eliminate intercompany revenue between Orbitz and a majority-owned, Expedia subsidiary.

(o)	Cost of revenue

	January 1, 2015 through September 16, 2015	Year ended December 31, 2014
To record the net impact of eliminating the historical depreciation expense related to certain software included within the operating results of Orbitz as well as adjusting for depreciation related to the fair value adjustments of certain other fixed assets as part of the purchase accounting	$(4,185)	$(5,449)
To record the net increase to stock-based compensation for the difference in the historical stock-based expense recorded by Orbitz as compared to the stock-based compensation expense for the replacement awards issued by Expedia	207	583

Total adjustments to Cost of revenue	$(3,978)	$(4,866)

(p)	Selling and marketing

	January 1, 2015 through September 16, 2015	Year ended December 31, 2014
To record the net impact of eliminating the historical depreciation expense related to certain software included within the operating results of Orbitz as well as adjusting for depreciation related to the fair value adjustments of certain other fixed assets as part of the purchase accounting	$(13,253)	$(16,349)
To record the net increase to stock-based compensation for the difference in the historical stock-based expense recorded by Orbitz as compared to the stock-based compensation expense for the replacement awards issued by Expedia	655	1,748
To eliminate sales and marketing expense between Orbitz and a majority-owned, Expedia subsidiary that is now considered intercompany	(15,434)	(9,979)

Total adjustments to Selling and marketing	$(28,032)	$(24,580)

(q)	Technology and content

	January 1, 2015 through September 16, 2015	Year ended December 31, 2014
To record the net impact of eliminating the historical depreciation expense related to certain software included within the operating results of Orbitz as well as adjusting for depreciation related to the fair value adjustments of certain other fixed assets as part of the purchase accounting	$(13,253)	$(14,253)
To record the net increase to stock-based compensation for the difference in the historical stock-based expense recorded by Orbitz as compared to the stock-based compensation expense for the replacement awards issued by Expedia	655	1,524

Total adjustments to Technology and content	$(12,598)	$(12,729)

(r)	General and administrative

	January 1, 2015 through September 16, 2015	Year ended December 31, 2014
To record the net impact of eliminating the historical depreciation expense related to certain software included within the operating results of Orbitz as well as adjusting for depreciation related to the fair value adjustments of certain other fixed assets as part of the purchase accounting	$(4,185)	$(5,869)
To record the net increase to stock-based compensation for the difference in the historical stock-based expense recorded by Orbitz as compared to the stock-based compensation expense for the replacement awards issued by Expedia	207	627
To eliminate transaction costs in connection with the acquisition of Orbitz	(29,600)	(150)

Total adjustments to General and administrative	$(33,578)	$(5,392)

(s)	Amortization of intangible assets

To eliminate $0.2 million and $0.3 million of historical amortization expense of Orbitz for the nine months ended September 30, 2015 and year ended December 31, 2014 and record a preliminary estimate of $54 million and $129 million of amortization expense for the nine months ended September 30, 2015 and year ended December 31, 2014 related to the acquired identifiable intangible assets of Orbitz calculated as if the acquisition had occurred on January 1, 2014. Preliminary acquired definite-lived assets consist of customer relationship assets, developed technology assets and partner relationship assets with average lives ranging from less than one to ten years.

(t)	Legal reserves, occupancy tax and other

To recognize expense or gain on occupancy tax payments made in advance of litigation or related refunds when paid or received by Orbitz to conform to Expedia’s accounting policy.

(u)	Restructuring and related reorganization charges

To eliminate expenses recognized related to employee severance and benefits, including stock-based compensation, triggered by and directly related to the Orbitz acquisition.

(v)	Interest expense

To eliminate $23 million and $24 million of historical interest expense of Orbitz for the nine months ended September 30, 2015 and year ended December 31, 2014 related to the debt repaid at closing of the acquisition and record $5 million and $12 million of interest expense for the nine months ended September 30, 2015 and year ended December 31, 2014 related to Expedia’s Euro 650 million of registered senior unsecured notes that were issued in June 2015 and bear interest at 2.5%. The proceeds of Expedia’s June 2015 debt issuance were used to fund a portion of the cash consideration payable in connection with its acquisition of Orbitz.

(w)	Provision for income taxes

To record the tax effect of the pro forma adjustments to increase income before income taxes using an estimated statutory tax rate of 35.0%.

(x)	Net (income) loss attributable to noncontrolling interests

To record the non-controlling interest impact of the elimination of intercompany revenue between Orbitz and a majority-owned, Expedia subsidiary.

The pro forma adjustments related to HomeAway included in unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows (in thousands):

(y)	Technology and content

To adjust depreciation expense related to the removal of historical net book value of capitalized software.

(z)	Amortization of intangible assets

To eliminate $9 million and $14 million of historical amortization expense of HomeAway for the nine months ended September 30, 2015 and year ended December 31, 2014 and record a preliminary estimate of $108 million and $144 million of amortization expense for the nine months ended September 30, 2015 and year ended December 31, 2014 related to the acquired identifiable intangible assets of HomeAway calculated as if the acquisition had occurred on January 1, 2014.

(aa)	Interest expense

To eliminate $14 million of historical interest expense of HomeAway for both the nine months ended September 30, 2015 and year ended December 31, 2014 as the Notes are expected to be repurchased within 60 days of the closing of the merger.

In addition, to fund a portion of the purchase price Expedia expects to borrow on its unsecured revolving credit facility and, as such, interest expense was increased $12 million and $16 million for the nine months ended September 30, 2015 and the year ended December 31, 2014. Borrowings on Expedia’s revolving line of credit bear interest at LIBOR plus 1.5%, which was 1.80% and 1.76% for nine months ended September 30, 2015 and the year ended December 31, 2014, respectively. If LIBOR were to vary by 0.125%, the impact to interest expense for both periods would be approximately $1 million.

(bb)	Provision for income taxes

To record the tax effect of the pro forma adjustments to increase income before income taxes using an estimated statutory tax rate of 35.0%.

(cc)	Earnings per share

Pro forma earnings per common share are based on historical Expedia weighted average shares outstanding, adjusted to assume the shares estimated to be issued by Expedia for the HomeAway acquisition were outstanding for the entire period presented.

	Nine months ended September 30, 2015	Year ended December 31, 2014
Expedia weighted average shares outstanding—Basic	128,822	128,912
Expedia shares estimated to be issued for HomeAway acquisition	20,209	20,209

Pro forma combined weighted average shares outstanding—Basic	149,031	149,121

Expedia weighted average shares outstanding—Diluted	132,602	133,168
Expedia shares estimated to be issued for HomeAway acquisition	20,209	20,209
Dilutive impact of HomeAway equity awards outstanding	641	357

Pro forma combined weighted average shares outstanding—Diluted	153,452	153,734

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the offer and the mergers to U.S. holders and non-U.S. holders (each as defined below) of HomeAway common stock who exchange shares of HomeAway common stock for the transaction consideration pursuant to the offer and/or the first merger. This discussion is limited to such holders who hold their HomeAway common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, judicial opinions and published positions of the Internal Revenue Service (“IRS”), all as in effect as of the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of HomeAway common stock in light of their particular facts and circumstances and does not apply to holders of HomeAway common stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks and other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of HomeAway common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” holders that exercise dissenters’ rights, holders that hold (or that held, directly or constructively, at any time during the five year period ending on the date of the disposition of such holder’s HomeAway common stock pursuant to the offer or the first merger, as applicable) 5% or more of the HomeAway common stock, and holders who acquired their shares of HomeAway common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws, under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of HomeAway common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of HomeAway common stock should consult their tax advisors regarding the tax consequences of the offer and the mergers to them.

ALL HOLDERS OF HOMEAWAY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of HomeAway common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of HomeAway common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Treatment of the Offer and the Mergers as a “Reorganization”

It is a condition to Expedia’s obligation to complete the offer that Expedia and HomeAway each receive a written opinion from their respective legal counsel, Wachtell Lipton and WSGR, respectively, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representations made by HomeAway and Expedia and on customary factual assumptions, as well as certain covenants and undertakings of HomeAway and Expedia. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the offer and the mergers could differ materially from those described below. In addition, neither of the opinions described above will be binding on the IRS or any court. Expedia and HomeAway have not sought and will not seek any ruling from the IRS regarding any matters relating to the offer and the mergers. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

If the offer and the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders and non-U.S. holders who receive shares of Expedia common stock and cash in exchange for shares of HomeAway common stock pursuant to offer and/or the first merger generally will be as described below.

U.S. Federal Income Tax Consequences of the Offer and the Mergers to U.S. Holders

Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the offer and the mergers to U.S. holders are as follows:

•	a U.S. holder who receives a combination of shares of Expedia common stock and cash (other than cash received in lieu of fractional shares of Expedia common stock) in exchange for shares of HomeAway common stock pursuant to the offer and/or the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Expedia common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of HomeAway common stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of fractional shares in Expedia common stock, which will be treated as discussed below);

•	the aggregate tax basis of shares of Expedia common stock received pursuant to the offer and the first merger (including any fractional shares of Expedia common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of HomeAway common stock surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received in lieu of fractional shares of Expedia common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, and excluding any gain recognized with respect to any fractional shares of Expedia common stock for which cash is received, as discussed below); and

•	the holding period of the Expedia common stock received in exchange for shares of HomeAway common stock (including any fractional shares of Expedia common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Expedia common stock for which it is exchanged.

If a U.S. holder of Expedia common stock acquired different blocks of shares of HomeAway common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of HomeAway common stock, and such U.S. holder’s basis and holding period in its shares of Expedia common stock may be determined with reference to each block of shares of HomeAway common stock. Any such holder should consult its tax advisors regarding the manner in which cash and shares of Expedia common stock received in the offer and the first merger should be allocated among different blocks of shares of HomeAway common stock and with respect to identifying the bases or holding periods of the particular shares of Expedia common stock received.

Any gain recognized by a U.S. holder of HomeAway common stock in connection with the offer and the mergers generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held its shares of HomeAway common stock surrendered for more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Expedia common stock other than Expedia common stock received pursuant to the offer and/or the first merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of HomeAway common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash in Lieu of a Fractional Share

A U.S. holder of shares of HomeAway common stock who receives cash in lieu of a fractional share of Expedia common stock will generally be treated as having received the fractional share pursuant to the offer or the first merger, as applicable, and then as having sold that fractional share of Expedia common stock for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Expedia common stock (as discussed above). Gain or loss recognized with respect to cash received in lieu of a fractional share of Expedia common stock will generally constitute capital gain or loss, and will constitute long-term capital gain or loss if, as of the date of the exchange, the holding period for such share is greater than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Offer and the Mergers to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the offer and the mergers to non-U.S. holders that receive a combination of shares of Expedia common stock and cash in exchange for shares of HomeAway common stock pursuant to the offer and/or the first merger will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the offer and the first merger unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder described in the first bullet that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the non-U.S. holder, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. As discussed above under “U.S. Federal Income Tax Consequences of the Offer and the Mergers to U.S. Holders,” in certain circumstances, gain recognized in connection with the offer and the mergers by a non-U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Any amount so treated generally would be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). To the extent the applicable withholding agent is unable to determine the amount subject to such withholding with respect to a non-U.S. holder, the withholding agent may withhold at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holder pursuant to the offer and/or the first merger. If a withholding agent withholds excess amounts from the cash consideration so payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the offer and/or the first merger, and the possible desirability of selling their shares of HomeAway common stock or Expedia common stock (and considerations relating to the timing of any such sales).

Reporting

Holders of shares of HomeAway common stock who owned at least five percent (by vote or value) of the total outstanding shares of HomeAway common stock, or owned shares of HomeAway common stock with a tax basis of $1 million or more, are required to attach a statement to their tax returns for the year in which the offer and the mergers are completed that contains the information set forth in U.S. Treasury Regulations Section 1.368-3(b). Such statement must include the fair market value, determined immediately before the exchange, of all of such holder’s shares of HomeAway common stock exchanged pursuant to the offer and the first merger and such holder’s tax basis, determined immediately before the exchange, in its shares of HomeAway common stock.

Information Reporting and Backup Withholding

Payments of cash, including cash received in lieu of a fractional share of Expedia common stock, to a U.S. holder of HomeAway common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently, at a rate of 28%), unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Holders exempt from backup withholding may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding or otherwise avoid possible erroneous backup withholding. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against such holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the offer and the mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of HomeAway common stock should consult their own tax advisors as to the specific tax consequences of the offer and the mergers to them, including tax-reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

DESCRIPTION OF EXPEDIA CAPITAL STOCK

General

Expedia’s authorized capital stock consists of 2,100,000,000 shares of capital stock, consisting of (i) 1,600,000,000 shares of Expedia common stock, par value $0.0001 per share, (ii) 400,000,000 shares of Expedia class B common stock, par value $0.0001 per share, and 100,000,000 shares of Expedia preferred stock, par value of $0.001 per share. Expedia has the authority to issue shares of preferred stock from time to time in one or more series. The Expedia board of directors has the authority, by resolution, to designate the powers, preferences, rights, qualifications, limitations and restrictions of preferred stock of Expedia.

Expedia Common Stock

In general, the holders of Expedia common stock vote together as a single class with the holders of Expedia class B common stock on all matters, including the election of directors; provided, however, that the holders of Expedia common stock, voting as a single class, are entitled to elect 25% of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Expedia common stock entitles the holder to one vote. The Expedia certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to applicable law, the holders of Expedia common stock are entitled, share for share with the holders of the class B common stock, to such dividends if, as and when may be declared from time to time by the Expedia board of directors, and, upon liquidation, dissolution or winding up, are entitled to receive, share for share with the holders of the class B common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Expedia Class B Common Stock

In general, the holders of class B common stock vote together as a single class with the holders of Expedia common stock on all matters, including the election of directors. The holders of Expedia class B common stock are entitled to ten votes per share. The Expedia certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Expedia preferred stock created by the Expedia board of directors from time to time and to applicable law, the holders of Expedia class B common stock are entitled, share for share with the holders of the Expedia common stock, to such dividends if, as and when may be declared from time to time by the Expedia board of directors, and, upon liquidation, dissolution or winding up, are entitled to receive, share for share with the holders of the Expedia common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Preferred Stock

Expedia has the authority to issue shares of preferred stock from time to time in one or more series. The Expedia board of directors, subject to the limitations prescribed by the DGCL and by Expedia’s certificate of incorporation, has the authority, by resolution, to designate the powers, preferences, rights, qualifications, limitations and restrictions of preferred stock of Expedia. As of the date of this document, no shares of preferred stock were outstanding.

Anti-Takeover Effects of Various Provisions of Delaware Law and Expedia’s Certificate of Incorporation and By-laws

Provisions of DGCL and Expedia’s certificate of incorporation and bylaws contain provisions could delay or make more difficult the acquisition of Expedia by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with Expedia’s board of directors.

Delaware Anti-Takeover Statute. Expedia is subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving Expedia and the interested stockholder and a sale of more than 10% of Expedia’s assets. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of a company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Expedia’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Expedia’s stockholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation’s outstanding voting shares. Expedia has not “opted out” of the provisions of Section 203.

Size of Board and Vacancies. Expedia’s bylaws provide that of directors on the board will be determined from time to time by a resolution of the board. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum, or a majority of the voting power of shares or by written consent of a majority of the voting power of shares. Any directors appointed to fill a vacancy on Expedia’s board of directors will hold office until the next annual election and until their respective successors are elected.

Special Stockholder Meetings. Expedia’s bylaws provide that only Expedia’s Chairman of the board of directors or a majority of Expedia’s board of directors may call a special meeting of stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Under the DGCL, unless a company’s certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by written consent executed by stockholders possessing the requisite votes for the action to be taken. Expedia’s certificate of incorporation does not expressly prohibit action by the written consent of stockholders.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Expedia’s certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that Expedia’s board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Expedia through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Expedia’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Expedia’s certificate of incorporation includes such an exculpation provision. Expedia’s certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Expedia, or for serving at Expedia’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Expedia’s certificate of incorporation and bylaws also provide that Expedia must indemnify and advance reasonable expenses to its directors and officers, subject to an undertaking from the indemnified party as may be required under the DGCL. Expedia’s bylaws expressly authorize Expedia to carry directors’ and officers’ insurance to protect Expedia, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that are in certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Expedia’s directors and officers, even though such an action, if successful, might otherwise benefit Expedia and its stockholders. However, these provisions will not limit or eliminate Expedia’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

Authorized but Unissued Shares

Expedia’s authorized but unissued shares of common stock, class B common stock and preferred stock will be available for future issuance without your approval. Expedia may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Expedia by means of a proxy contest, tender offer, merger or otherwise.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the offer and the mergers, holders of shares of HomeAway common stock will become holders of shares of Expedia common stock. Both Expedia and HomeAway are Delaware corporations and are governed by the DGCL, so many of the differences between the rights of the stockholders of Expedia and the current rights of the stockholders of HomeAway arise primarily from differences in their respective constituent documents.

The following is a summary of the material differences between the current rights of HomeAway stockholders and the current rights of Expedia stockholders under Delaware law and their respective constituent documents. It is not a complete statement of the provisions affecting, and the differences between, the rights of Expedia and HomeAway stockholders. This summary is qualified in its entirety by reference to Delaware law and Expedia’s and HomeAway’s respective constituent documents. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

	HomeAway	Expedia
Authorized Capital Stock	The authorized capital stock of HomeAway currently consists of (1) 350,000,000 shares of common stock, par value $0.0001 per share, and (2) 10,000,000 shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of Expedia currently consists of (1) 1,600,000,000 shares of common stock, par value $0.0001 per share, (2) 400,000,000 shares of Class B common stock, par value, and (3) 100,000,000 shares of preferred stock, par value $0.001 per share.

Voting Rights	The HomeAway bylaws provide that each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.	The Expedia certificate of incorporation provides that each holder of Expedia common stock is entitled to one vote for each share of common stock held by such stockholder and each holder of Expedia class B common stock is entitled to vote ten votes for each share of class B common stock held by such stockholder. Holders of Expedia common stock, voting as a single class, are entitled to elect 25% of the total number of directors, rounded up to the next whole number in the event of a fraction.

Number of Directors and Size of Board	The HomeAway bylaws provide that the board of directors will determine the number of directors by resolution. HomeAway’s board of directors currently consists of nine directors.	The Expedia bylaws provide that the board of directors will determine the number of directors by resolution. Expedia’s board of directors currently consists of ten directors.

Term of Directors	HomeAway’s directors are divided into three classes, and serve for three-year terms. The terms of approximately one-third of the directors expire each year.	Expedia’s directors are elected to one-year terms. Expedia’s certificate of incorporation does not provide for staggered terms.

	HomeAway	Expedia
Removal of Directors	HomeAway’s certificate of incorporation and bylaws provide that HomeAway’s directors may be removed from office by the stockholders only for cause.

Expedia’s bylaws provide that, any director or the entire board of directors may at any time be removed effective immediately, with or without cause, by the vote, either in person or represented by proxy, of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director and entitled to vote at a special meeting held for such purpose or by the written consent of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director.

Expedia’s certificate of incorporation provides that the Chairman of the Board of Directors of the Corporation may only be removed without cause by the affirmative vote of at least 80% of the entire Board of Directors. This restriction shall be of no force and effect following such time as the Chairman of the board of directors as of August 9, 2005, Mr. Barry Diller, ceases to be Chairman of the board of directors.

Vacancies	The HomeAway bylaws provide that vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director, at any meeting of the board of directors. A person so elected by the board of directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.	The Expedia bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum, or a majority of the voting power of shares of such stock issued and outstanding and entitled to vote on such directorship at a special meeting held for such purpose or by the written consent of a majority of the voting power of shares of such stock issued and outstanding. The directors so chosen shall hold office until the next annual election and until their respective successors are duly elected.

	HomeAway	Expedia
Special Stockholders’ Meetings

The HomeAway bylaws provide that special meetings of HomeAway stockholders may not be called by HomeAway stockholders. These meetings may only be called by:

•    the board of directors;

•    the chairperson of the board of directors; or

•    the chief executive officer or president (in the absence of the chief executive officer).

The Expedia bylaws provide that special meetings of Expedia stockholders may not be called by Expedia stockholders. These meetings may only be called by:

•    majority of the board of directors; or

•    the chairman of the board of directors.

Delivery and Notice Requirements of Stockholder Nominations and Proposals	Under the HomeAway bylaws, for business to be properly brought before the annual meeting by a stockholder, the stockholder must (1) be a stockholder of record who is entitled to vote at the meeting and (2) stockholder’s notice must be received not less than 45 nor more than 75 days before the first anniversary of the date when HomeAway first mailed its proxy statement or a notice of availability of proxy materials for the preceding year’s annual meeting.	The Expedia certificate of incorporation and bylaws do not contain specific notice timeline for stockholder nominations and proposals.

Stockholder Action by Written Consent	The HomeAway certificate of incorporation and bylaws provide no action may be taken by the stockholders by written consent.	Under the DGCL, unless a company’s certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by written consent executed by stockholders possessing the requisite votes for the action to be taken. Expedia’s certificate of incorporation does not expressly prohibit action by the written consent of stockholders.

Amendment of Governing Documents	The affirmative vote of the holders of at least 66 2/3% of the voting power of all the voting power of all then outstanding shares of capital stock of HomeAway entitled to vote generally in the	The rights of the class B common stock may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of said shares of class B common stock.

	HomeAway	Expedia

	election of directors, voting together as a single class, is required to amend, alter or repeal specified charter and bylaw provisions.	The Expedia certificate of incorporation requires a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement in the charter that the chairman of the Expedia board of directors may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.

Exculpation of Directors	HomeAway’s certificate of incorporation provides that the liability of a director shall by limited to the full extent permitted by Delaware law.	Expedia’s certificate of incorporation provides that the liability of a director shall by limited to the full extent permitted by Delaware law.

Indemnification of Directors, Officers and Employees	Under the HomeAway certificate of incorporation, HomeAway is required to indemnify, to the full extent permitted by the DGCL, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of HomeAway as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.	Under the Expedia bylaws, Expedia is required to indemnify, to the full extent permitted by the DGCL, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of Expedia as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.

LEGAL MATTERS

The validity of the Expedia common stock offered by this document will be passed upon for Expedia by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Expedia’s consolidated financial statements included in Expedia’s Current Report on Form 8-K dated November 16, 2015, and the effectiveness of Expedia’s internal control over financial reporting as of December 31, 2014 included in Expedia’s Annual Report on Form 10-K for the year ended December 31, 2014, as set forth in their reports, which are incorporated by reference in this prospectus/offer to exchange and elsewhere in the registration statement. Expedia’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

HomeAway’s consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus/offer to exchange by reference to the Annual Report on Form 10-K of HomeAway for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Orbitz and its subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, incorporated in this document by reference to Expedia’s Current Report on Form 8-K filed by Expedia with the SEC on November 12, 2015, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE TO OBTAIN MORE INFORMATION

Expedia and HomeAway file annual, quarterly and current reports, proxy statements and other information with the SEC. HomeAway stockholders may read and copy any reports, statements or other information that Expedia or HomeAway file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Expedia’s and HomeAway’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.

Expedia has filed a registration statement on Form S-4 with the SEC to register the offer and sale of shares of Expedia common stock to be issued in the offer and the first merger. This document is a part of that registration statement. Expedia may also file amendments to such registration statement. In addition, on the date of the initial filing of the registration statement on Form S-4 of which this document is a part, Expedia and the Offeror filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer. Expedia and the Offeror may file amendments to the Schedule TO. As allowed by SEC rules, this document does not contain all of the information in the registration statement or the Schedule TO, or the exhibits to the registration statement or the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed elsewhere in this document.

The SEC allows Expedia to incorporate information into this document “by reference,” which means that Expedia and the Offeror can disclose important information to HomeAway stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information amended or superseded by information contained in, or incorporated by reference into, this document. This document incorporates by reference the documents and information set forth below that Expedia, Orbitz and HomeAway have previously filed with the SEC. These documents contain important information about Expedia, Orbitz and HomeAway and their financial conditions, businesses, operations and results.

Expedia Filings:

Expedia Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended December 31, 2014, as filed with the SEC on February 6, 2015

Quarterly Reports on Form 10-Q

Fiscal quarter ended March 31, 2015, as filed with the SEC on May 1, 2015

Fiscal quarter ended June 30, 2015, as filed with the SEC on July 31, 2015

Fiscal quarter ended September 30, 2015, as filed with the SEC on October 30, 2015

The description of Expedia common stock set forth under the caption “Description of Expedia Capital Stock after the Spin-Off” in the prospectus that constitutes part of Expedia’s Registration Statement on Form S-4 (File No. 333-175828), initially filed with the SEC on July 27, 2011, including any amendments or reports filed for the purpose of updating such description.

Expedia Information Incorporated by Reference	Period Covered or Date of Filing
Current Reports on Form 8-K

Filed on:

•       February 12, 2015 (with respect to Item 9.01 only)

•       February 13, 2015

•       February 17, 2015 (with respect to Item 9.01 only)

•       March 4, 2015

•       March 10, 2015 (with respect to Item 9.01 only)

•       March 26, 2015

•       April 1, 2015

•       April 2, 2015 (with respect to Items 1.01 and 9.01 only)

•       April 30, 2015 (with respect to Item 8.01 only)

•       May 22, 2015

•       June 3, 2015

•       June 19, 2015

•       July 1, 2015

•       July 30, 2015 (with respect to Item 8.01 only)

•       August 13, 2015

•       September 17, 2015 (with respect to Items 2.01 and 9.01 only)

•       October 29, 2015 (with respect to Item 8.01 only)

•       November 4, 2015 (with respect to Item 9.01 only)

•       November 5, 2015

•       November 12, 2015

•       November 16, 2015

HomeAway Filings:

HomeAway Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended December 31, 2014, as filed with the SEC on February 25, 2015.

Quarterly Reports on Form 10-Q	Fiscal quarter ended March 31, 2015, as filed with the SEC on April 30, 2015 Fiscal quarter ended June 30, 2015, as filed with the SEC on August 5, 2015

HomeAway Information Incorporated by Reference	Period Covered or Date of Filing
Fiscal quarter ended September 30, 2015, as filed with the SEC on November 6, 2015

Definitive Proxy Statement on Schedule 14A	Filed with the SEC on April 24, 2015

The description of HomeAway common stock set forth in HomeAway’s Registration Statement on Form 8-A, filed with the SEC on June 23, 2011, including all amendments and reports filed for the purpose of updating such description.

Current Reports on Form 8-K	Filed with the SEC on: • April 23, 2015 (with respect to Item 5.02 and related Item 9.01) • June 9, 2015 • November 5, 2015 • November 10, 2015

Expedia also hereby incorporates by reference any additional documents that either it or HomeAway may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the termination of the offer. Nothing in this document shall be deemed to incorporate information furnished but not filed with the SEC (including information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and the exhibits related thereto filed under Item 9.01 of Form 8-K) or the contents of Expedia’s and HomeAway’s websites.

HomeAway stockholders may obtain any of these documents without charge upon request to the information agent, D.F. King & Co., Inc. toll free at (800) 622-1537, or from the SEC at the SEC’s website at www.sec.gov.

Annex A

Execution Copy

AGREEMENT AND PLAN OF REORGANIZATION

by and among

EXPEDIA, INC.,

HMS 1 INC.

and

HOMEAWAY, INC.

dated as of

November 4, 2015

A-i

A-ii

Annex A	Certain Definitions

Annex B	Conditions to the Offer

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated November 4, 2015, is by and among Expedia, Inc., a Delaware corporation (“Parent”), HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and HomeAway, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Purchaser shall commence an exchange offer (the “Offer”) to acquire any (subject to the Minimum Condition) and all of the outstanding shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock” or, such shares, “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, the Parties wish to effect the acquisition of the Company by Parent through (a) the merger of Purchaser with and into the Company, with the Company being the surviving corporation (the “First Merger”) and (b) immediately following the First Merger, the merger of the Company, as the surviving corporation of the First Merger, with and into Parent, with Parent being the surviving corporation of such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the First Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth herein;

WHEREAS, the Second Merger will be governed by Section 253 of the DGCL;

WHEREAS, the Parties intend that the Offer and the Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code;

WHEREAS, in connection with the First Merger, each Company Share issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares, Converted Shares, Dissenting Shares or Company Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Offer, the First Merger and the issuance of shares of Parent Common Stock in connection therewith, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the boards of directors or sole member, as applicable, of Parent and Purchaser have unanimously approved this Agreement and determined that this Agreement and the Transactions, including the Offer, the Mergers and the issuance of Parent Common Stock in the Offer and the First Merger, are advisable and fair to, and in the best interests of, Parent and Purchaser and their respective stockholders; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Mergers and also prescribe various terms of and conditions to the Offer and the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Article IX, as promptly as practicable after the date hereof (but in no event more than twenty (20) business days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each Company Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive (i) $10.15 in cash (the “Cash Consideration”) and (ii) 0.2065 of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Offer Consideration”), subject to the other provisions of this Article I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of Company Shares pursuant to the Exchange Act and contains the terms and conditions set forth in this Agreement and in Annex B. Each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there being validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any) (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), represents at least a majority of all then outstanding Company Shares (the “Minimum Condition”); and

(ii) the other conditions set forth in Annex B.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, or any of the conditions set forth in clauses (A), (B), (C), (D), (E), (F)(4), (F)(5) or (F)(6) of Annex B (provided that Parent shall (and shall cause the Purchaser to) waive the condition set forth in clause (F)(4) or clause (F)(5) of Annex B upon the written request of the Company), or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the consideration in the Offer or the number of Company Shares sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 1.1(e) or Section 9.1(b), (D) imposes conditions to the Offer other than those set forth in Annex B, or (E) amends or modifies any other term of or condition to the Offer in any manner that is adverse to the holders of Company Shares.

(c) Fractional Shares. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest cent.

(d) Adjustments to the Offer. The Offer Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares that are validly tendered pursuant to the Offer. Nothing in this Section 1.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, Eastern Standard Time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement:

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, in any such case, which is applicable to the Offer or the Mergers; and

(B) in the event that any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) business days each in order to permit the satisfaction of the conditions to the Offer (including the Minimum Condition);

provided, however, that (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to the terms of Article IX and (2) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the Outside Date.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) and Section 9.1(b) without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case

Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination of this Agreement.

(f) Payment for Company Shares. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(e)(ii)) (or, at Parent’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived) (such time, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The consideration in the Offer payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash or shares of Parent Common Stock, as applicable, subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of Company Shares accepted for payment effective immediately after the Acceptance Time.

(g) Schedule TO; Offer Documents; Form S-4.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(1) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(2) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(3) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(4) subject to the Company’s compliance with Section 1.2, cause the Offer Documents to be disseminated to all holders of Company Shares as and to the extent required by the Exchange Act.

(ii) Concurrently with the filing of the Offer Documents, Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act, the offer and sale of Parent Common Stock pursuant to the Offer and the First Merger (the “Form S-4”). The Form S-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act.

(iii) The Offer Documents and the Form S-4 may include a description of the determinations, approvals and recommendations of the Company Board of Directors set forth in Section 1.2(a) that relate to the Offer. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4, if the Form S-4 is declared effective by the SEC, effective for so long as necessary to complete the First Merger. The Company shall furnish in writing to Parent and Purchaser all information concerning the Company and its Subsidiaries that is required by applicable Law to be included in the Offer Documents and the Form S-4 so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(g). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Form S-4 in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents or the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall take all steps necessary to cause the Offer Documents and the Form S-4, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or Nasdaq. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and the Form S-4 prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other material communications that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents and the Form S-4 promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer or the First Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

Section 1.2. Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has unanimously, upon the terms and subject to the conditions set forth herein:

(i) determined that the terms of the Offer, the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its stockholders;

(ii) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, this Agreement;

(iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions, upon the terms, and subject to the conditions, contained herein; and

(iv) resolved to make the Company Board Recommendation.

The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents and the Form S-4, unless the Company Board of Directors has effected a Change of Recommendation in compliance with the terms of Section 6.3.

(b) Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Common Stock informing such holders of their rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of Company Shares promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares (to the extent required by applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation, the Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other material communications the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Unless the Company Board of Directors has effected a Change of Recommendation to the extent permitted by Sections 6.3(d) and (e), the Company shall include the Company Board Recommendation in the Schedule 14D-9, the Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.20 (if such opinion has not been withdrawn) and the notice and other information required by Section 262(d) of the DGCL.

(c) Company Information. In connection with the Offer and the Mergers, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Mergers to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Mergers to the holders of Company Shares. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Mergers, Parent and Purchaser (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Mergers; and

(iii) if this Agreement shall be terminated pursuant to Article IX, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to deliver or destroy) any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGERS

Section 2.1. The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, (a) at the First Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease, with the Company surviving the First Merger (the Company, as the surviving corporation in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that following the First Merger, the First Surviving Corporation will be a wholly owned direct subsidiary of Parent, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the First Surviving Corporation will cease, with Parent surviving the Second Merger. The Mergers shall have the effects provided in this Agreement and as specified in the DGCL. The First Merger shall be governed by Section 251(h) of the DGCL. The Second Merger shall be governed by Section 253 of the DGCL.

Section 2.2. The Closing. The closing of the Mergers (the “Closing”) will take place at 8:00 a.m., Eastern Standard Time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, as promptly as practicable following the Acceptance Time, and in any case no later than the third (3rd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 2.3. Effective Times. On the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Purchaser under the DGCL in connection with the First Merger and (b) a certificate of ownership and merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the First Surviving Corporation or Parent under the DGCL in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger (such date and time being hereinafter referred to as the “First Effective Time”). The Second

Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.

Section 2.4. Governing Documents.

(a) At the First Effective Time, the Company Certificate and the Company Bylaws shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation and bylaws, respectively, of Parent, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5. Officers and Directors of the Surviving Corporations.

(a) The officers of the Company immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers of the First Surviving Corporation.

(b) The directors of Purchaser immediately prior to the First Effective Time, from and after the First Effective Time, shall be the directors of the First Surviving Corporation.

(c) The officers of Parent immediately prior to the Second Effective Time, from and after the Second Effective Time, shall continue as the officers of Parent.

(d) The directors of Parent immediately prior to the Second Effective Time, from and after the Second Effective Time, shall continue as the directors of Parent.

Section 2.6. Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Offer and the Mergers, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code and (b) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1. Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or of Purchaser, subject to Section 1.1(a) and any applicable withholding Tax, each Company Share issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares, any Converted Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Offer Consideration (the “Merger Consideration”), subject to the provisions of this Article III. From and after the First Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the applicable portion of Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 3.2, including the right to receive, pursuant to Section 3.6, cash in lieu of fractional shares of Parent Common Stock, if any, into which such Company Shares have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.2(f).

(b) Certain Company Common Stock. At the First Effective Time, each Company Share issued and outstanding immediately prior to the First Effective Time that is owned or held in treasury by the Company or is owned by Parent or Purchaser shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”). At the First Effective Time, each Company Share issued and outstanding immediately prior to the First Effective time that is owned by any direct or indirect wholly owned Subsidiary of the Parent (other than Purchaser) or of the Company shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Cash Consideration divided by the closing price per share of Parent Common Stock on the Nasdaq on the business day immediately prior to the date hereof and (B) the Stock Consideration (such Company Shares, the “Converted Shares”).

(c) Treatment of Purchaser Shares. At the First Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Shares”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Surviving Corporation. From and after the First Effective Time, all certificates representing Purchaser Shares shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Corporation or of Parent, (i) each share of capital stock of Parent issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a share of such capital stock of Parent and (ii) all shares of common stock of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(e) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the First Effective Time. Nothing in this Section 3.1(e) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the First Effective Time, Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the First Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the First Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock issuable pursuant to Section 3.1(a) in book-entry form equal to the aggregate Parent Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares; provided that no such deposits shall be required to be made with respect to any Dissenting Shares. In the event the Exchange Fund shall be insufficient (other than as a result of payment of the Merger Consideration in accordance with this Agreement) to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (A) one (1) year after the First Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the First Effective Time, Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the First Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 3.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) promptly following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(e), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the First Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first anniversary of the First Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f).

(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.3. Dissenter’s Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, Company Shares issued and outstanding immediately prior to the First Effective Time (other than Cancelled Shares) and held by a holder who has not tendered in the Offer and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment for such shares determined in accordance with Section 262 of the DGCL;  provided, however, that if, after the First Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Shares, as the case may be.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 3.4. Treatment of Company Equity Awards.

(a) At the First Effective Time, each vested Company Stock Option (including any Company Stock Options that vest as of the First Effective Time) that remains outstanding and unexercised immediately prior to the First Effective Time (a “Vested Option”), shall without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into and shall become a right to receive (without interest), as soon as reasonably practicable after the First Effective Time, the Merger Consideration in respect of each Net Share covered by such Vested Option, less applicable Tax withholdings; provided that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Vested Options held by such individual) shall be settled in cash based on the Per Share Cash Equivalent Consideration, less applicable Tax withholdings. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested Option shall receive the same proportion of Cash Consideration and Stock Consideration per Net Share (excluding any fractional Net Share) as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price.

(b) At the First Effective Time, each unvested Company Stock Option that is outstanding and unexercised immediately prior to the First Effective time and does not vest as a result of the occurrence of the First Effective Time (an “Unvested Option”), shall without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted Option”) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Unvested Option immediately prior to the First Effective Time, by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (i) the per share exercise price for shares of Company Common Stock subject to the corresponding Unvested Option immediately prior to the First Effective Time divided by (ii) the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted

Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Unvested Option under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting. It is the intention of the parties that the assumption of Unvested Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 3.4(b) shall be construed consistent with this intent.

(c) At the First Effective Time, each Company RSU that is outstanding immediately prior to the First Effective Time and that will vest as of the First Effective Time (a “Vested RSU”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Vested RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Vested RSU immediately prior to the First Effective Time, less applicable Tax withholding. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested RSU shall receive the same proportion of Cash Consideration and Stock Consideration per share as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price. Any holder of a Vested RSU who becomes entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by all Company RSUs held by such individual) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, less any applicable Tax withholding, payable in accordance with Section 3.4(i).

(d) At the First Effective Time, each unvested Company RSU (an “Unvested RSU”) that is outstanding immediately prior to the First Effective Time and does not vest as a result of the occurrence of the First Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock subject to the Unvested RSU immediately prior to the First Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting.

(e) At the First Effective Time, each Company RSA that is outstanding immediately prior to the First Effective Time and that will vest as of the First Effective Time (a “Vested RSA”) shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Vested RSA becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Vested RSA immediately prior to the First Effective Time, less applicable Tax withholdings. The applicable Taxes required to be withheld shall reduce the cash portion and the stock portion of the Merger Consideration in proportion to the value of the Cash Consideration and Stock Consideration in the Merger so that the holder of a Vested RSA shall receive the same proportion of Cash Consideration and Stock Consideration per share as holders of shares of Company Common Stock purchased in the Merger for the Merger Consideration payable pursuant to Section 3.1(a), with the value of the stock portion for purposes of such deduction determined based on the Parent Trading Price. Any holder of a Vested RSA who becomes entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by all Company RSAs held by such individual) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, less any applicable Tax withholding, payable in accordance with Section 3.4(i).

(f) At the First Effective Time, each unvested Company RSA that is outstanding immediately prior to the First Effective Time and does not vest as a result of the occurrence of the First Effective Time (an “Unvested RSA”) shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock award with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSA”) equal to the product obtained by multiplying (x) the total number of shares of

Company Common Stock subject to the Unvested RSA immediately prior to the First Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Each Adjusted RSA shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSA under the Company Equity Plan and the agreements evidencing grants thereunder, including vesting.

(g) Prior to the First Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 3.4.

(h) Notwithstanding anything to the contrary herein, if the application of Sections 3.4(a) through (f) is subject to the Laws of a non-U.S. jurisdiction, then to the extent that the manner in which such Company Equity Award would otherwise be treated pursuant to this Agreement would result in a violation of Law or a materially adverse Tax consequence to the individual holding such Company Equity Award, the Company and Parent shall work in good faith to adjust the treatment of such Company Equity Award to the extent necessary to comply with such Law or as commercially reasonable to avoid such adverse Tax consequence to the extent practicable and in such a manner as to yield to the holder of such Company Equity Award the economic benefit intended by Sections 3.4(a) through (f), as applicable; provided, that, any such Company Equity Awards that are treated differently as a result of the foregoing shall remain subject to all other applicable terms of this Agreement and provided further that in no event shall any such Company Equity Award remain outstanding following the First Effective Time. Parent and the Company shall agree at least ten (10) days prior to the First Effective Time to the treatment of any Company Equity Award that will be treated in a manner other than prescribed by Sections 3.4(a) through (f), as applicable, as a result of the application of this Section 3.4(h).

(i) Any cash payments to be made pursuant to this Section 3.4 shall be made through Parent’s payroll system no later than fourteen (14) calendar days after the First Effective Time.

(j) Parent shall file with the SEC, no later than five (5) business days after the First Effective Time, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the Adjusted Options and Adjusted RSUs. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as Adjusted Options, Adjusted RSUs, and Adjusted RSAs remaining outstanding.

Section 3.5. Withholding. Parent, Purchaser and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.6. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest cent.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since December 31, 2014 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent as set forth below.

Section 4.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and the Company Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of either of the Company Governing Documents. The Company has made available to Parent complete and accurate copies the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”), each as currently in effect.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. Section 4.1(b) of the Company Disclosure Letter sets forth a true and correct structure chart showing each Subsidiary of the Company (including its direct and indirect owners and jurisdiction of organization or formation) and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 Company Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of November 2, 2015 (the “Company Capitalization Date”), (i)(A) 96,237,408 Company Shares were issued and outstanding (including 319,633 Company Shares underlying Company RSAs), (B) no Company Shares were held in treasury, (C) no Company Shares were held by the Company Subsidiaries, (D) Company Options covering 7,527,902 Company Shares were outstanding, with a weighted average exercise price per share of $24.24, and (E) Company RSUs covering 3,529,042 Company Shares were outstanding, (ii) 27,701,448 Company Shares were reserved for issuance pursuant to the Company Equity Plans, (iii) such number of Company Shares that may from time to time be issuable upon conversion of the Convertible Senior Notes were reserved for issuance by resolution of the Company Board of Directors, (iv) the maximum number of Company Shares issuable pursuant to the Warrants was 7,716,046 Company Shares, and (v) no shares of Company Preferred Stock were issued or outstanding. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, and (viii) the expiration date of each Company Equity Award, if applicable (such schedule, the “Company Equity Schedule”).

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) above, as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a)(ii) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned. Except as set forth in Section 4.2(a) and Section 4.2(b) above, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal or similar right with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 4.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the DSOS. On or prior to the date hereof, the Company Board of

Directors has unanimously (i) determined that the terms of the Offer, the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. As of the date hereof, none of the foregoing actions by the Board have been rescinded or modified in any way.

(b) Assuming the applicability of Section 251(h) of the DGCL to the Transactions, no vote of the holders of Company Shares or other capital stock of the Company is necessary to adopt this Agreement and consummate the First Merger under applicable Law and the Company Governing Documents.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the provisions of the DGCL and the DLLCA, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of Nasdaq, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or right of amendment to third party or vesting of any Contract binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5. SEC Reports and Financial Statements.

(a) From December 31, 2013, the Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (such forms, documents and reports, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Company SEC Documents contained (or, with respect to Company SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 4.6. Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”). Since December 31, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (which disclosure (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2013, neither the Company nor any Company Subsidiary has received any material, unresolved, written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of June 30, 2015 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015 (other than any liability for any breaches of Contracts), (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement and (d) for liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From June 30, 2015 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From June 30, 2015 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of, or require consent of Parent under, Section 6.1.

Section 4.9. Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary are and have been since December 31, 2013 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws, Tax, employee benefits and labor Laws) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are and since December 31, 2013 have been in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, rights or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, neither the Company nor its Subsidiaries, in connection with the business of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, have taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable domestic or foreign anti-bribery or anti-corruption laws (collectively, “Bribery Legislation”).

(d) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, neither the Company nor its Subsidiaries have been subject to any actual, pending, or, to the Company’s knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2011, the Company and Company Subsidiaries have at all times conducted their export and related transactions in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control and all other applicable import and export control Laws in any countries in which the Company and Company Subsidiaries conduct business.

Section 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent). With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder. No liability under Title IV of ERISA that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the knowledge of the Company no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole thereunder. Except as would not result in a material liability to the Company, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has engaged in a transaction in connection with which the Company or any of the Company Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) No Company Benefit Plan (i) is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(d) No Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law.

(e) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) to the knowledge of the Company there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(f) Except as provided under Section 3.4, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) entitle to compensation or any benefit or result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any compensation, equity award or any other benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation, equity award or other benefits or trigger any other material obligation under any Company Benefit Plan, or (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) that is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(i) The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 4.11. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b) the Company and the Company Subsidiaries have timely paid all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect a reserve in accordance with GAAP for all Taxes accrued but not yet paid by the Company and the Company Subsidiaries;

(c) the Company and the Company Subsidiaries have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by them with respect to any payment owing to, or received from, their employees, creditors, customers and other third Persons (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Tax authority) and have otherwise complied with all applicable Laws relating to the payment, withholding or collection of Taxes (including information reporting requirements);

(d) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries;

(e) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to an amount of Tax assessment or deficiency;

(f) neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local or non-U.S. Law) in the two years prior to the date of this Agreement;

(g) none of the Company or any of the Company Subsidiaries is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company);

(h) none of the Company or any of the Company Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(i) there are no Liens for Taxes upon any property or assets of the Company or any of the Company Subsidiaries, except for the Permitted Liens;

(j) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law); and

(k) neither the Company nor any of the Company Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.12. Labor Matters. Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is (or has during the past two years been) subject to a material labor dispute, strike or work stoppage. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary are and have been since December 31, 2013 in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Investigation; Litigation. (a) There is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no Proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all: (i) patents and patent applications; (ii) registered trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names and applications therefor; (iii) domain name and social media handle registrations; (iv) copyright registrations and applications for copyright registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by the Company or any Company Subsidiary with, any state, government or other public legal authority (collectively, “Registered Intellectual Property”); in each case, that are owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to the Company or any Company Subsidiary, whether wholly or jointly owned (the “Company Registered Intellectual Property”). As of the date of this Agreement, the material Company Registered Intellectual Property is subsisting and has not been abandoned or cancelled, and to the knowledge of the Company, no Proceeding (other than office actions in connection with the prosecution of applications) is pending or threatened before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any material Company Registered Intellectual Property.

(b) The Company owns the Company IP free of all Liens other than Permitted Liens.

(c) Neither the Company nor any Company Subsidiary is obligated to transfer ownership of or license any Company IP, or any Intellectual Property later obtained by the Company or any Company Subsidiary, to a Third Party, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and Company Subsidiaries may exercise, transfer, or license the Company IP without material restriction or material payment to a Third Party. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, (i) no Proceedings are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, alleging that the Company or any Company Subsidiaries are infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person; (ii) to the knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Company IP, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this subsection (ii); and (iii) to the knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any Person.

(e) The Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all Company IP which is material to the business of the Company and the Company Subsidiaries and which derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use, and all such Intellectual Property has been maintained in confidence in accordance with protection procedures that are customarily used in the industry to protect rights of like importance. To the knowledge of the Company, there has been no unauthorized disclosure of the Company IP, except as has not been and is not would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole

(f) Neither the Company nor any Company Subsidiary has distributed any software under an Open Source License in a manner that would require any material software that is owned by the Company or any Company Subsidiary to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any material manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. The Company and the Company Subsidiaries are in material compliance with all Open Source Licenses to which they are subject except as has not has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.15. Privacy and Data Protection. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and the Company Subsidiaries (i) are and have been in compliance with all Privacy Statements; (ii) are and have been in compliance with all applicable Privacy Laws; and (iii) collect, maintain, store, use, process, disclose, transfer, and dispose of Personal Data using reasonable data security measures. To the knowledge of the Company, except has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has in the past three (3) years suffered any unauthorized access to, or acquisition of, Personal Data in the custody or control of the Company or any Company Subsidiary. To the knowledge of the Company, there are no pending or threatened claims, audits, or investigations (formal or informal) against the Company or the Company Subsidiaries by any Person alleging that the conduct of the Company, the Company Subsidiaries, or any third party with whom the Company or the Company Subsidiaries have entered into a contract or agreement in connection with the collection, maintenance, storage, use, processing, disclosure, transfer, or disposal of Personal Data infringe or otherwise violate any Privacy Laws and that would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the execution, delivery, and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Privacy Laws or any contractual obligation of the Company and/or the Company Subsidiaries.

Section 4.16. Real Property; Assets. Neither the Company nor any Company Subsidiary owns any real property. Section 4.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any lease, sublease or occupancy agreement for real property that is material to the business of the Company and its Subsidiaries, taken as a whole (“Company Leases”) pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any material portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Lease. The Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, except for the Permitted Liens. The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all material tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, except Permitted Liens.

Section 4.17. Material Contracts.

(a) Except for this Agreement, Section 4.17 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement other than Company Benefit Plans listed on Section 4.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 4.17(a) being referred to herein as the “Material Contract”):

(i) each Contract that limits in any material respect the freedom of the Company, any of its Subsidiaries or any of its affiliates (including Parent and its affiliates after the First Effective Time) to compete or engage in any line of business or geographic region or with any Person, sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, its Subsidiaries or affiliates (including Parent and its affiliates after the First Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area, in a manner material to the Company and its Subsidiaries, taken as a whole;

(ii) any partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries) or similar Contract;

(iii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $1,000,000;

(iv) any Contract pursuant to which the Company or any Company Subsidiary licenses (in or out) Intellectual Property Rights or has granted to a third party an option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Company IP, in each case that is material to the conduct of the Company’s and the Company Subsidiaries’ business taken as a whole as currently conducted, except (A) Contracts for off-the-shelf, shrink-wrap, click through or pre-installed software, hardware or databases licensed to the Company or any Company Subsidiary with annual fees of less than $1,000,000 and (B) standard licenses of the Company IP granted by the Company or its Company Subsidiaries in the ordinary course of business;

(v) any settlement agreement or similar Contract imposing operational restrictions or conduct requirements on the Company or any Company Subsidiary or any of their respective affiliates (including the Parent and its affiliates after the First Effective Time);

(vi) each Contract not otherwise described in any other subsection of this Section 4.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $3,000,000 in the twelve (12) month period following the date hereof and which cannot be terminated by the Company on less than ninety (90) days’ notice without material payment or penalty;

(vii) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $1,000,000;

(viii) each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the First Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(ix) each supply or payment processing Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that is binding on the Company or its affiliates, including Parent or its affiliates after the First Effective Time;

(x) each Company Lease;

(xi) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $1,000,000;

(xii) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $1,000,000 or with a notional value in excess of $1,000,000;

(xiii) each operating expense or revenue generating Contract with the top 5 property managers, top 3 advertising contracts and top 5 suppliers of the Company and its Subsidiaries (determined by revenue or operating expenses, as applicable, over the trailing twelve months ended September 30, 2015);

(xiv) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member;

(xv) each collective bargaining agreement and each Contract with any labor union; and

(xvi) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof has been made available to Parent or publicly filed with the SEC prior to the date hereof. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract where such breach or default has not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.18. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any of the Company Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts).

Section 4.19. Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents, the Form S-4 and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders or at the time the Form S-4 is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.19, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Form S-4 or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company.

Section 4.20. Opinion of Financial Advisor. The Company Board of Directors has received an opinion of Qatalyst Partners LP (“Qatalyst”) to the effect that, as of the date of such opinion and subject to the various limitations, qualifications and assumptions set forth therein, the Offer Consideration to be received by the holders of Company Common Stock, other than Parent or any affiliate of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion will be provided to Parent promptly following receipt by the Company for informational purposes only.

Section 4.21. State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 5.14, (i) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute and (ii) to the knowledge of the Company, no other Takeover Statute is applicable to the Transactions.

Section 4.22. Finders and Brokers. Other than Qatalyst, neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer and the Mergers. A true and complete copy of the engagement letter with Qatalyst has been made available to Parent prior to the date hereof.

Section 4.23. Note Hedges and Convertible Notes. The Note Hedges (a) are in full force and effect, (b) constitute the valid and binding agreement of each party thereto, enforceable against such party in accordance with its terms subject to the Enforceability Limitations, and (c) have not been terminated, amended, supplemented or otherwise modified in any respect. No party to the Note Hedges has breached, or is in default of, any of its obligations under the Note Hedges or has alleged that any other party thereto has breached, or is in default of, any of its obligations thereunder. The Note Hedges grant to the Company options to purchase notional Company Shares (subject to the terms of settlement set forth in the Note Hedges) in an amount equal to at least the amount of Company Shares which the Company may be required to issue upon the conversion of the Convertible Senior Notes (other than to the extent of any Excluded Provisions (as defined in the Note Hedge)) to the extent the Company elects to settle such conversion entirely in Company Shares. The Conversion Rate (as defined in the Indenture) is equal to the Conversion Rate as of the date on which the Convertible Senior Notes were issued.

Section 4.24. No Other Representations. Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Purchaser or any Representative of Parent or Purchaser makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Purchaser or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Except as disclosed in the Parent SEC Documents (including exhibits and other information incorporated by reference therein, but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” Section and any other disclosures included therein to the extent they are predictive or forward looking in nature) or in the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Purchaser jointly and severally represent and warrant to the Company as set forth below.

Section 5.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Purchaser and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 5.2. Capitalization.

(a) The authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock, 400,000,000 shares of class B common stock, par value $0.0001 per share, of Parent (“Parent Class B Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of October 30, 2015 (the “Parent Capitalization Date”), (i) (A) 117,074,994 shares of Parent Common Stock were issued and outstanding and (B) 82,844,668 shares of Parent Common Stock were held in treasury, (ii) 13,624,573 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans, (iii) 12,799,999 shares of Parent Class B Common Stock were issued and outstanding and (iv) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding Parent Common Stock are, and all Parent Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) Except as set forth in Section 5.2(a) above, as of the date hereof: (i) Parent does not have any shares issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a)(i) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Parent or any of Parent Subsidiaries is a party obligating Parent or any of Parent Subsidiaries to (i) issue, transfer or sell any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned.

(c) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Parent or any of its Subsidiaries.

Section 5.3. Corporate Authority.

(a) Parent and Purchaser have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Purchaser and no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of, and to consummate, the Transactions, except for the filing of the First Certificate of Merger and the Second Certificate of Merger with the DSOS.

(b) This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the Enforceability Limitations.

Section 5.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of the Nasdaq, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Purchaser of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent and Purchaser of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any material Contract binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Subsidiary of Parent or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5. SEC Reports and Financial Statements.

(a) From December 31, 2013, Parent has filed or furnished all material forms, documents and reports required to be filed or furnished prior to the date hereof by them with the SEC (such forms, documents and reports the “Parent SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Parent SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of Nasdaq, and none of the Parent SEC Documents contained (or, with respect to Parent SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, for normal year-end adjustments and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 5.6. Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2013, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 5.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in Parent SEC Documents filed or furnished prior to the date hereof, (b) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, (c) as incurred in connection with the preparation, negotiation and consummation of the Transactions contemplated under this Agreement and (d) for liabilities which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.8. Absence of Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From September 30, 2015 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(c) From September 30, 2015 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of, or require consent of the Company under, Section 5.2.

Section 5.9. Compliance with Law.

(a) Parent and each of Parent’s Subsidiaries are and have been since December 31, 2013 in compliance with and are not in default under or in violation of any Laws (including Environmental Laws, Tax, employee benefits and labor Laws) applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Parent’s Subsidiaries are and since December 31, 2013 have been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. Information Supplied. The information relating to Parent, its Subsidiaries, and Purchaser to be contained in the Offer Documents, the Schedule 14D-9 and the Form S-4 will not, on the date the Offer Documents and the Schedule 14D-9are first mailed to the Company Stockholders or at the time the Form S-4 is declared effective, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Form S-4, which information or statements were not supplied by or on behalf of Parent.

Section 5.12. Sufficient Funds. Parent has, or will have at the First Effective Time, access to (including, without limitation, pursuant to commitments under existing credit facilities) all of the funds that are necessary for it to consummate the Mergers and the other transactions contemplated by this Agreement, and to perform its obligations under this Agreement.

Section 5.13. Finders and Brokers. Other than Goldman, Sachs & Co., neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Offer and the Mergers.

Section 5.14. Stock Ownership. Parent is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries owns any Company Shares as of the date hereof.

Section 5.15. No Purchaser Activity. Since the date of its incorporation, Purchaser has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 5.16. Tax Matters. Neither Parent nor Purchaser has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.17. No Other Representations. Except for the representations and warranties contained in Article IV, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE FIRST MERGER

Section 6.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities, employees and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (r) of Section 6.1(ii) shall be deemed a breach of this clause (i) unless such action constitutes a breach of any such clauses (a) through (r), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(a) amend, modify, waive, rescind or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

(b) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), or enter into any agreement with respect to voting or registration of its capital stock or other equity interests;

(c) split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(d) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than (i) issuances of Company Shares in respect of any exercise of Company Stock Options, the vesting or settlement of Company Equity Awards outstanding on the date hereof, and, in all cases, in accordance with their respective terms as of the date of this Agreement, (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, or (iii) issuances of Company Shares upon conversion of Convertible Senior Notes or upon performance of its obligations under the Warrants (including settlement or early termination or cancellation), in each case in accordance with the terms and conditions thereof;

(e) except as required by applicable Law or any Company Benefit Plan as in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, (ii) grant to any of its directors, executive officers or employees any increase in severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, executive officers or employees, (iv) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, executive officers or employees, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan except any amendments to a Company Benefit Plan in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (e) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (vi) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (vii) terminate the employment of any employee with a base salary of more than $175,000 other than for cause, (viii) hire any new employees, except for non-officer employees with a base salary of less than $175,000 per year, or (ix) provide any funding for any rabbi trust or similar arrangement;

(f) acquire (including by merger, consolidation or acquisition of stock or assets) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(g) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries or advances for reimbursable employee expenses in the ordinary course of business, consistent with past practices;

(i) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of its or the Company Subsidiaries), except (i) pursuant to existing agreements in effect prior to the execution of this Agreement are set forth in Section 6.1(ii)(i) of the Company Disclosure Letter, (ii) dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (iii) non-exclusive licenses of Company IP entered in the ordinary course of business with customers or distributors of the Company or its Company Subsidiaries, (iv) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,000,000 in the aggregate; and (v) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(j) (i) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract (other than such Material Contracts described in Section 4.17(a)(vi); provided, that $3,000,000 in such Section shall be replaced by $2,000,000 for purposes of this Section 6.1(ii)(j)), (ii) materially modify, materially amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, other than any such amendment or termination of the Note Hedges or the Warrants that may be effected at the sole discretion of the counterparty to the Note Hedges or Warrants as applicable (provided that the Company shall not agree or consent to or otherwise support any such amendment or termination and at the Parent’s request use reasonable best efforts to prevent such amendment or termination from occurring) or (iii) enter into any Contract that provides for any signing bonuses, prepayments or marketing funds that are to be paid to the Company or any Company Subsidiaries;

(k) except in accordance with the Company’s capital budget provided to Parent prior to the date hereof, make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(l) waive, release, assign, compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Subsidiary of the Company is a plaintiff, or in which any of their officers and directors in their capacities as such are parties), other than the compromise or settlement of claims, litigations or proceedings that are not brought by Governmental Entities and that: (i) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $1,000,000, (ii) does not impose any injunctive relief on the Company and the Company Subsidiaries or involve the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective officers or directors or otherwise establish a materially adverse precedent for similar settlements by Parent and its Subsidiaries and (iii) does not provide for the license of any Intellectual Property;

(m) make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC regulations;

(n) amend or modify any Privacy Statement of the Company or any Company Subsidiary except as required by Law or to the extent already reflected in the corresponding privacy policy of Parent for the applicable jurisdictions;

(o) make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any Company Subsidiary, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Tax authority, surrender any right to claim a material refund of Taxes, or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(p) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness for of the Company or any Company

Subsidiary, which Indebtedness is incurred in compliance with this clause (i), and (iii) Indebtedness not to exceed $1,000,000 in aggregate principal amount outstanding or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $1,000,000 or with a notional value in excess of $1,000,000, in each case, at any time incurred by the Company or any of the Company Subsidiaries; provided that nothing contained in this Section 6.1(ii)(p) shall prohibit the Company and the Company Subsidiaries from (i) making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice or (ii) settling upon conversion of the Convertible Senior Notes in accordance with the terms of the Indenture and complying with the terms of the Note Hedges in connection therewith;

(q) enter into any transactions or Contracts with any affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC other than in the ordinary course of business and consistent with past practice;

(r) cancel the Company’s insurance policies or fail to pay the premiums on the Company’s insurance policies such that such failure causes a cancellation of such policy, or fail to use commercially reasonable efforts to maintain in the ordinary course the Company’s errors and omissions insurance policies; or

(s) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 6.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the date of the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, vendors, Governmental Entities and other Persons with whom it and they have material business relations; provided, however, that no action that is expressly permitted by any of clauses (a) through (e) of Section 6.2(ii) shall be deemed a breach of this clause (i) unless such action constitutes a breach of any such clauses (a) through (e), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, Parent shall not, and shall not permit any Parent Subsidiary to, directly or indirectly:

(a) Authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or Parent Subsidiaries), except (i) Parent’s regular quarterly dividends determined in good faith by Parent’s board of directors, (ii) dividends and distributions paid or made on a pro rata basis in the ordinary course of business by Parent Subsidiaries or by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary and (iii) for transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made;

(b) split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction, except for transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made;

(c) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in each case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(d) amend the Parent Governing Documents in a manner that would be material and adverse to the holders of Company Shares relative to the treatment of existing holders of Parent Common Stock;

(e) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Parent or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, in each case other than (i) issuances, deliveries, grants, sales, pledges, dispositions or encumbrances or authorizations of any of the foregoing to the extent that such transactions do not require a stockholder vote of Parent’s stockholders pursuant to the rules of Nasdaq, (ii) issuances of shares of Parent Common Stock in respect of any exercise of Parent stock options or the vesting or settlement of Parent Equity Awards, (iii) transactions between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries, (iv) issuances or grants of Parent Equity Awards and (v) other issuances of or other transactions with respect to shares of Parent Common Stock in transactions that would require an adjustment to the Offer Consideration and the Merger Consideration pursuant to Section 1.1(d) and Section 3.1(e), respectively, and for which the proper adjustment is made; or

(f) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 6.3. Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, and except as otherwise specifically provided for in this Agreement, the Company agrees that it shall not (and shall cause the Company Subsidiary not to), and that it shall not authorize its directors, officers, employees and other Representatives to, and shall use its reasonable best efforts to cause such persons not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days of the request of Parent and reaffirm the Company Board Recommendation within such ten (10) business day period upon such request, (vi) enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v) and (vii) (to the extent related to the foregoing clauses (iii), (iv) and (v)) above, a “Change of Recommendation”). The Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees and other Representatives to, immediately cease any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. Promptly after the date hereof, the Company shall request that each Person that has heretofore executed a confidentiality agreement relating to an Acquisition Proposal or a potential Acquisition Proposal promptly destroy or return to the Company all non-public information relating to such Acquisition Proposal or to the Company or its businesses or assets heretofore furnished by the Company or any of its Representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement. For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries or any of their Representatives. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if the Company receives, prior to the Acceptance Time, an unsolicited, written Acquisition Proposal that did not result from a breach of this Section 6.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, and in each case that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal.

(c) The Company shall promptly (and in any event within 24 hours) notify Parent after receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including copies of all written requests, proposals, correspondence or offers, including proposed agreements received by the Company. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto. The Company shall promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement is otherwise terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person other than Parent and Purchaser from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e), at any time prior to the Acceptance Time, the Company Board of Directors may (i) make a Change of Recommendation in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(g) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. “Intervening Event” means any event, circumstance, change, effect, development or condition (that is not related to an actual or potential Acquisition Proposal) that is material to the Company and its Subsidiaries (taken as a whole) and was not known by the Company Board of Directors as of the date of this Agreement.

(e) Prior to the Company taking any action permitted (i) under Section 6.3(d)(i), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) business day period, the Company shall cause its Representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(i) (after taking into account any amendments proposed by Parent), or (ii) under Section 6.3(d)(ii), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive agreement, and during such three (3) business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such three (3) business day period the Company Board of Directors again makes the determination under Section 6.3(d)(ii) (after taking into account the amendments proposed by Parent). With respect to Section 6.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such material revision in compliance with Section 6.3(c) and the applicable three (3) business day period shall be extended until at least two (2) business days after the time that Parent receives notification from the Company of each such material revision and the Company Board of Directors shall not make a Change of Recommendation prior to the end of any such period as so extended in accordance with the terms of this Section 6.3(e)(ii).

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or any substantially similar communication in connection with any Acquisition Proposal that is not a tender or exchange offer, or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would reasonably be expected to constitute a breach of the duties of the members of the Company Board of Directors under applicable Law; provided that this Section 6.3(f) shall not permit the Company Board of Directors to make a Change of Recommendation except to the extent permitted by Section 6.3(d) and Section 6.3(e).

(g) References in this Section 6.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a committee thereof.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, Contracts, personnel, books and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer, the Mergers or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Mergers or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or controlled affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or controlled affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Mergers or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 7.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Annex B or give rise to any right to terminate under Article IX.

Section 7.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Mergers and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other Transactions and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (y) make all other necessary filings as promptly as practicable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested under any Antitrust Laws.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or any other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to clauses (i) and (ii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns.

(c) Notwithstanding anything to the contrary in the provisions of Section 7.2(a) and (b), if and to the extent necessary to obtain clearance of the Transactions, including the Offer and the Mergers, pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, including the Offer and the Mergers, each of Parent, Purchaser and Parent’s other Subsidiaries will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries; and (B) any other restrictions on the activities of the Company and its Subsidiaries; provided, however, that neither Parent, Purchaser nor any of Parent’s other Subsidiaries shall be required to offer, negotiate, commit to, effect, or accept any of the actions specified in Section 7.2(c)(A) or Section 7.2(c)(B) if any such action, individually or collectively, would reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole. In addition, Parent, Purchaser and Parent’s other Subsidiaries shall use reasonable best efforts to contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including the Offer and the Mergers.

Section 7.3. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement without the prior consent of the other

Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 7.3 to provide any such review or comment to Parent in connection with the receipt and existence of an Acquisition Proposal or a Change of Recommendation and matters related thereto; provided, further, that the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective affiliates and Representatives may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 7.3.

Section 7.4. D&O Insurance and Indemnification; Other Insurance.

(a) For not less than six (6) years from and after the First Effective Time, Parent shall indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the First Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law and provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement and provided to Parent prior to the date hereof. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the First Merger and shall continue in full force and effect. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.4, the provisions of this Section 7.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the First Effective Time, Parent shall cause to be maintained in effect the provisions in, except to the extent such agreement provides for an earlier termination, any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, copies of all of which have been provided to Parent prior to the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions).

(c) The Company shall, prior to the First Effective Time, purchase a single premium tail coverage policy with respect to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the First Effective Time (the “D&O Insurance”) with a one-time cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement for the D&O Insurance; provided that if the Company shall not be able to obtain such tail policy prior to the Closing Date, Parent shall provide, for an aggregate period of not less than six (6) years from the First Effective Time, D&O Insurance that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, Parent shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. In addition, at the written request of Parent, to the extent available the Company shall, prior to the First Effective Time, purchase a single premium tail coverage policy with respect to the Company’s current errors and omissions insurance policies that provides coverage for events occurring prior to the First Effective Time (the “Errors and Omissions Insurance”) with a one-time cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement for the Errors and Omissions Insurance.

(d) In the event Parent or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Offer and the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

Section 7.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Mergers and the other Transactions. Unless this Agreement is otherwise terminated pursuant to Section 9.1, no Change of Recommendation shall change, or be deemed to change, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Mergers or any of the other Transactions.

Section 7.6. Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser and the First Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Offer and the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.7. Employee Benefits Matters.

(a) Parent shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. As a result of the Mergers, each of the current employees of the Company and its Subsidiaries shall become employees of Parent and its Subsidiaries (the “Continuing Employees”) by operation of Law. Effective as of the First Effective Time and for a period of twelve (12) months thereafter, Parent shall (x) maintain the aggregate total compensation opportunity (i.e., base salary, base hourly wage and target cash bonus opportunity) of each Continuing Employee, and (y) to provide employee benefits (other than severance and equity compensation) no less favorable in the aggregate than the benefits (other than severance and equity compensation) under the employee benefit plans, programs and arrangements for the benefit of such Continuing Employee and his or her dependents and beneficiaries, that the Company or its Subsidiaries provided to such Continuing Employee immediately prior to the First Effective

Time. Effective as of the First Effective Time and thereafter, Parent shall provide that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company) shall be taken into account for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, including the Company’s U.S. “open vacation plan,” 401(k) and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

(b) Effective as of the First Effective Time and thereafter, Parent shall use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the First Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the First Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Mergers shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the First Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the First Effective Time.

(c) If, at least ten (10) business days prior to the First Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the First Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors at least two (2) business days prior to the day on which the First Effective Time occurs. If the Company 401(k) Plan is terminated pursuant to this Section 7.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(d) In the event that the employment of any Continuing Employee serving in a public company finance, public company legal or public company investor relations role shall be terminated without cause at any time during the six (6)-month period following the First Effective Time, such employee shall be entitled to receive, in lieu of any other severance, (i) continued base salary for three (3) months and an amount in cash equal to the employer portion of health care premiums for three months, or, (ii) if greater, the severance benefits such individual would be entitled to receive pursuant to the table set forth on Exhibit A to Schedule 6.1, subject, in either case, to execution of a customary release of claims against Parent, the Company and their Affiliates; provided that this provision shall not apply to any Continuing Employee who is entitled to severance under an individual employment agreement.

(e) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Purchaser or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 7.8. Rule 16b-3. Prior to the First Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9. Security Holder Litigation. Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Offer, the Mergers, this Agreement or any of the Transactions, and shall keep the other party informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation, the Company shall reasonably cooperate with Parent conducting the defense or settlement of such litigation, and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the First Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.9 and Section 6.1 or Section 7.2, the provisions of this Section 7.9 shall control.

Section 7.10. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the First Effective Time.

Section 7.11. Director Resignations. The Company shall use its commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time.

Section 7.12. Certain Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Offer and the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Offer and the Mergers contained or set forth in the Form S-4 or (ii) the tax opinions referenced in clauses (F)(5)(i) and (F)(5)(ii) of Annex B. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Offer and the Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Offer and the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.13. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time.

Section 7.14. 14d-10 Matters. The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”), to certain holders of Company Shares and holders of Company Equity Awards. The Compensation Committee of the Company Board of Directors (the “Company Compensation Committee”) (A) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (1) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (2) the treatment of the Company Equity Awards, as applicable, in accordance with the terms set forth in this Agreement, and (3) the terms of Section 7.4 and Section 7.7, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. The Company represents and warrants that each member of the Company Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.

Section 7.15. Convertible Senior Notes. As promptly as practicable after the execution and delivery of this Agreement, the Merger Subs, Parent and the Company shall prepare any supplemental indenture(s) (each a “Supplemental Indenture”) as required by Sections 11.01 and 14.07 of the indenture, dated as of March 31, 2014 (the “Indenture”), by and among the Company and U.S. Bank National Association, as trustee (the “Trustee”), governing the 0.125% Convertible Senior Notes due 2019 (the “Convertible Senior Notes”) of the Company. On the Closing Date, Purchaser, Parent and the Company, as required, shall execute with the Trustee any such Supplemental Indenture(s) and, in each case, deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with such Supplemental Indenture(s). The Company shall deliver all notices and take all other actions required under the terms of the Convertible Senior Notes, the Indenture, the Note Hedges and the Warrants; provided, however, that the Company will provide copies of such notice to Parent at least three (3) business days prior to delivering any such notice or taking any such action. The Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, reasonably cooperate with Parent and Purchaser in connection with the fulfillment of the Company’s obligations under the terms of the Convertible Senior Notes, the Indenture, the Note Hedges and the Warrants at any time after the date of this Agreement as reasonably requested by Parent.

Section 7.16. Financing Cooperation. (a) Prior to the First Effective Time, the Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, provide all customary cooperation, including provision of customary financial information, that is reasonably requested by Parent or Purchaser in connection with any third-party debt financing obtained by Parent or Purchaser for the purpose of financing the Mergers (it being understood that the receipt of any such debt financing is not a condition to the Mergers); provided, however, that (i) no such cooperation shall be required to the extent it would (A) unreasonably disrupt the conduct of the Company’s business, (B) require the Company or the Company Subsidiaries to incur any fees, expenses or other liability prior to the First Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (C) cause any representation or warranty in this Agreement to be breached, (D) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (E) be reasonably expected to cause any director, officer or employee of the Company or any Company Subsidiary to incur any material personal liability and (ii) the Company and the Company Subsidiaries shall not be required to execute any credit or security documentation or similar agreement prior to the First Effective Time.

(b) The Company and the Company Subsidiaries shall, and shall use their reasonable best efforts to cause their Representatives to, cooperate with Parent and Purchaser in connection with (i) the replacement, backstopping or amendment, as of the First Effective Time, of outstanding financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments and obligations of the Company and the Company Subsidiaries, including granting any waivers in respect thereof and facilitating the migration of such financial products to the facilities of Parent or its affiliates and (ii) the satisfaction or amendment, as of the First Effective

Time, of derivative financial instruments or arrangements (including the Note Hedges, as well as other swaps, caps, floors, futures, forward contracts and option agreements), in each case as reasonably requested by Parent. Parent shall reimburse the Company for any out-of-pocket expenses incurred by the Company pursuant to this Section 7.16(b).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 8.1. Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Purchase of Shares of Company Common Stock. Purchaser shall have accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the First Effective Time, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the First Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Offer, the Mergers and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows (with any termination by Parent also being an effective termination by Purchaser):

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) Parent and/or Purchaser shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement in any material respect, or (B) any of the representations and warranties of Parent and Purchaser set forth in this Agreement shall have become inaccurate, which inaccuracy (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would reasonably be expected to have a Parent Material Adverse Effect, in each of clauses (A) and (B) to the extent such breach, failure to perform, violation or inaccuracy is incapable of being cured, or is not cured by Parent and/or Purchaser within the earlier of (x) thirty (30) calendar days following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy or (y) the then-scheduled expiration date of the Offer (provided, for purposes of this clause (y), Parent may irrevocably extend the expiration date of the Offer to the thirtieth (30th) calendar day after the written notice contemplated in clause (x) in order to extend the cure period to thirty (30) calendar days);

(c) by Parent, in the event that (i) neither Parent nor Purchaser is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement, or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) in a manner that would give rise to the failure of any of the conditions to the Offer set forth in clause (F)(1) or (F)(2) of Annex B and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy;

(d) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer by midnight, Eastern Standard Time, on May 4, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of (i) any of the conditions to the Offer set forth in Annex B having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement or (ii) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of this Agreement;

(e) by Parent, if, prior to the Acceptance Time, the Company Board of Directors shall have effected a Change of Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this Section 9.1(e) shall expire at 5:00 p.m. (Eastern Standard Time) on the tenth (10th) business day following the date on which such Change of Recommendation occurs;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Mergers; or

(g) by the Company in order to effect a Change of Recommendation and enter into a definitive agreement providing for a Superior Proposal, provided that (i) the Company has complied in all material respects with the terms of Section 6.3(e)(ii) and (ii) immediately prior (and as a condition) to the termination of this Agreement, the Company pays to Parent the Company Termination Fee payable pursuant to Section 9.2(b).

Section 9.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Purchaser or the Company, except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.12 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for a Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 9.2(b).

(b) Company Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(d), or Parent terminates this Agreement pursuant to Section 9.1(c) as a result of the Company having breached, failed to perform or violated it covenants or agreements under this Agreement, (B) an Acquisition Proposal shall have been publicly disclosed and not publicly withdrawn (without qualification) after the date of this Agreement and prior to the date of such termination, and (C) an Acquisition Proposal is consummated within twelve (12) months of such termination or a definitive agreement with respect to an Acquisition Proposal is entered into within twelve (12) months of such termination and such Acquisition Proposal is consummated, within two (2) business days after the date any such Acquisition Proposal is consummated the Company shall pay a fee of $138,000,000 in cash (the “Termination Fee”) to Parent. Solely for purposes of this Section 9.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “20%” and “80%” therein shall be deemed to be references to “50%”.

(ii) If Parent terminates this Agreement pursuant to Section 9.1(e), within two (2) business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 9.1(g), contemporaneously with such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amount payable pursuant to Section 9.2(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, upon Parent’s receipt of the Termination Fee pursuant to this Section 9.2, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, other than with respect to the Company only, in the event of a Willful Breach as described in Section 9.2(a).

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the Parties (by action taken by their respective boards of directors). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the First Effective Time, either the Company, on the one hand, or Parent and Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Purchaser or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the First Effective Time.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Purchaser, to:

Expedia, Inc.

333 108th Ave NE

Bellevue, WA 98004

Fax: (425) 679-7251

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew J. Nussbaum

Facsimile: (212) 403-2000

and

if to the Company, to:

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

Attention: General Counsel

Facsimile: 512-684-1101

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: Paul R. Tobias

Facsimile: (512) 338-5499

and

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Facsimile: (415) 947-2099

Section 10.5. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this

Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.6. Counterparts. This Agreement may be executed manually or by facsimile or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.7. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1 hereof, Parent Purchaser shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.

Section 10.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer and the Mergers are fulfilled to the extent possible.

Section 10.9. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of

Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 10.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

EXPEDIA, INC.

By	/s/ Robert J. Dzielak
	Name:	Robert J. Dzielak
	Title:	Executive Vice President

HMS 1 INC.

By	/s/ Eric Hart
	Name:	Eric Hart
	Title:	Assistant Secretary

HOMEAWAY, INC.

By	/s/ Brian Sharples
	Name:	Brian Sharples
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

Annex A

Certain Defined Terms

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer, proposal or indication of interest from a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Antitrust Laws” mean any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California, Texas or New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the amended and restated bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Equity Awards” means the Company Stock Options, Company RSUs and Company RSAs.

“Company Equity Plans” means the Company’s 2011 Equity Incentive Plan, the Company’s 2005 Stock Plan and the Company’s 2004 Stock Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company IP” means all Intellectual Property owned by the Company or any Company Subsidiary or that the Company or any Company Subsidiary claims to own.

“Company Material Adverse Effect” means (i) any material adverse effect on the ability of the Company to consummate the Transactions, including the Offer and the Mergers, prior to the Outside Date and (ii) any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Company Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (g) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (h) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation) and (i) any action or failure to take any action which action or failure to act is consented to or requested by Parent in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (g), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected the Company relative to other participants in the industry in which the Company operates.

“Company RSA” means each restricted stock award granted under any Company Equity Plan that is outstanding immediately prior to the First Effective Time.

“Company RSU” means each restricted stock unit award granted under any Company Equity Plan that is outstanding immediately prior to the First Effective Time.

“Company Stock Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the First Effective Time.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated September 18, 2015, between Expedia, Inc., a Washington corporation and the Company, as may be amended.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Cash Equivalent Consideration by (ii) the Parent Trading Price, rounded to four decimal places.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all reasonable out-of-pocket fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9, the Form S-4, any other filings with the SEC and all other matters related to the closing of the Offer, the Mergers and the other Transactions.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees of Indebtedness of others, (e) all capital lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, and (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances.

“Intellectual Property” means all technology and intellectual property or other proprietary rights in any jurisdiction, including all: (a) inventions, discoveries, patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and other identifiers and indicia of origin, and all applications and registrations in connection therewith; (c) all works of authorship and copyrights (whether or not published), and all applications and registrations in connection therewith, including without limitation audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, maskworks, and sound recordings; (d) intellectual property rights in Software Programs; (e) mask works and industrial designs, and all applications and registrations in connection therewith; (f) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data); and (g) rights of attribution and integrity and other moral rights of an author.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) and Mike Marron, Lance Soliday, Alan Pickerill, Bob Dzielak, Mark Okerstrom, or Dara Khosrowshahi with respect to Parent or Purchaser, or (b) Brian Sharples, Lynn Atchison, Thomas Hale, Mariano Dima, Melissa Fruge, Jon Gray, Jeff Hurst, Jeff Mosler, Steve Davis, Lori Knowlton, Robert Lindsey, Ross Buhrdorf, Trent York or Carl Shepherd, with respect to the Company.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Nasdaq” means the Nasdaq Global Select Market.

“Net Share” means, with respect to a Vested Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Vested Option, multiplied by (ii) the number of Company Shares subject to such Vested Option, by (b) the Per Share Cash Equivalent Consideration.

“Note Hedges” means (a) the Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (b) the Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between Morgan Stanley & Co. International plc and the Company, (c) the Confirmation Regarding Base Call Option Transaction, dated as of March 25, 2014, between Deutsche Bank AG, London Branch, and the Company, (d) the Confirmation Regarding Additional Call Option Transaction, dated as of March 26, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (e) the Confirmation Regarding Additional Call Option

Transaction, dated as of March 26, 2014, between Morgan Stanley & Co. International plc and the Company and (f) the Confirmation Regarding Additional Call Option Transaction, dated as of March 26, 2014, between Deutsche Bank AG, London Branch, and the Company.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Equity Awards” means any equity award that Parent has granted or may grant under a Parent Equity Plan and any agreements for equity awards in respect of Parent Common Stock that Parent has granted or may grant under the inducement grant exception.

“Parent Equity Plans” means all employee and director equity incentive plans of Parent and agreements for equity awards in respect of Parent Common Stock granted under the inducement grant exception.

“Parent Material Adverse Effect” means (i) any material adverse effect on the ability of Parent and Purchaser to consummate the Transactions, including the Offer and the Mergers, prior to the Outside Date and (ii) means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that, with respect to clause (ii) (and only clause (ii)) of this definition of “Parent Material Adverse Effect” no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit, foreign exchange or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (g) any change in the trading price of Parent Common Stock (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (i) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation) and (j) any action or failure to take any action which action or failure to act is consented to or requested by the Company in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (h), such Effect shall be taken into account in the determination of whether a Parent Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected Parent relative to other participants in the industry in which Parent operates.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Trading Price” means the volume weighted average closing sale price of one share of Parent Common Stock as reported on Nasdaq for the ten (10) consecutive trading days ending on the trading day immediately preceding the Acceptance Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Per Share Cash Equivalent Consideration” means the sum of (a) the Cash Consideration plus (b) the product obtained by multiplying (i) the Stock Consideration by (ii) the Parent Trading Price.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent, (iii) which, individually or in the aggregate together with all other Liens under this clause (iii), is not material in amount and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company and the Company Subsidiaries as currently conducted or materially impair the use, occupancy, value or marketability of the applicable property, (iv) which is a statutory or common law Lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements and (v) which is imposed on the underlying fee interest in real property subject to a Company Lease.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information that can reasonably be associated with an individual natural person, browser or device, including information that identifies or could be used to identify an individual natural person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person, browser or device or is linked to any such data element that can reasonably be associated with an individual natural person, browser or device). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law and is regulated by such Law.

“Privacy Law” means (i) any applicable Laws governing the privacy, collection, use, disclosure, transfer, storage, protection, maintenance, retention, deletion, disposal, modification, or processing of Personal Data, and (ii) any rules of any applicable self-regulatory organizations in which the Company or any Company Subsidiary is or has been a member and/or that the Company or any Company Subsidiary is obligated to comply with under any Contract or Law, including the Payment Card Industry (PCI) – Data Security Standard.

“Privacy Statements” means, collectively, all of the Company’s and the Company Subsidiaries’ publicly posted privacy policies posted on the Company’s or the Company Subsidiaries’ products and services regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, or processing of Personal Data.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Entity, including before the U.S. Patent and Trademark Office.

“Representatives” means, when used with respect to Parent, Purchaser or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide Acquisition Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Mergers, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and likelihood of consummation of such proposals) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3)).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Warrants” mean (a) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (b) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between Morgan Stanley & Co. International plc and the Company, (c) the Confirmation Regarding Base Warrants, dated as of March 25, 2014, between Deutsche Bank AG, London Branch, and the Company, (d) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between JPMorgan Chase Bank, National Association, London Branch, and the Company, (e) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between Morgan Stanley & Co. International plc and the Company and (f) the Confirmation Regarding Additional Warrants, dated as of March 26, 2014, between Deutsche Bank AG, London Branch, and the Company.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

401(k) Termination Date	Section 7.7(c)
Acceptance Time	Section 1.1(f)
Adjusted Option	Section 3.4(b)
Adjusted RSU	Section 3.4(d)
Agreement	Preamble
Arrangements	Section 7.14
Book-Entry Shares	Section 3.2(b)
Cancelled Shares	Section 3.1(b)
Certificates	Section 3.2(b)
Change of Recommendation	Section 6.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 4.10(d)
Company	Preamble
Company Benefit Plans	Section 4.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 4.2(a)
Company Common Stock	Recitals
Company Compensation Committee	Section 7.14
Company Disclosure Letter	Article IV
Company Equity Schedule	Section 4.2(b)
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company SEC Documents	Section 4.5(a)
Company Shares	Recitals
Company Stockholders	Recitals
Convertible Senior Notes	Section 7.15
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
DOJ	Section 7.2(b)
Enforceability Limitations	Section 4.3(c)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Fractional Share Consideration	Section 3.1(a)
FTC	Section 7.2(b)
GAAP	Section 4.5(b)
Indemnified Parties	Section 7.4(a)
Indenture	Section 7.15
Intervening Event	Section 6.3(d)
Material Contract	Section 4.17(a)
Minimum Condition	Section 1.1(a)(i)
Offer	Recitals
Offer Documents	Section 1.1(g)(i)(1)
Offer to Purchase	Section 1.1(a)

Parent	Preamble
Parent Capitalization Date	Section 5.2(a)
Parent Disclosure Letter	Article V
Parent Governing Documents	Section 5.1(a)
Parent Permits	Section 5.9(b)
Parent Preferred Stock	Section 5.2(a)
Parent SEC Documents	Section 5.5(a)
Parties	Preamble
Party	Preamble
Sarbanes Oxley Act	Section 4.6
Schedule TO	Section 1.1(g)(i)(1)
Schedule 14D-9	Section 1.2(b)
Termination Fee	Section 9.2(b)(i)
Transactions	Recitals
Trustee	Section 7.15
Unvested Option	Section 3.4(b)
Unvested RSU	Section 3.4(d)
Vested RSU	Section 3.4(c)

Annex B

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Reorganization, dated as of November 4, 2015 (the “Agreement”) by and among Expedia, Inc., a Delaware corporation (“Parent”), HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and HomeAway, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex B shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer:

(A) the Minimum Condition shall not have been satisfied;

(B) (i) any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall not have expired or been terminated or (ii) any approvals, consents or clearances under the Antitrust Laws of the jurisdictions set forth on Schedule B of the Company Disclosure Letter shall not have been obtained;

(C) any Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the expiration of the Offer, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Mergers;

(D) the Form S-4 shall not have become effective under the Securities Act or shall be the subject of any stop order or proceeding seeking a stop order;

(E) the shares of Parent Common Stock to be issued in the Offer and the Mergers shall not have been approved for listing on Nasdaq, subject to official notice of issuance; or

(F) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(1) (A) the representations and warranties of the Company set forth in the first sentence of Section 4.1 and Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.8(a) shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(c) shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of such representations and warranties to be true and correct would not increase the aggregate number of shares of Company Common Stock and/or other Company share equivalents outstanding as of the Company Capitalization Date by more than 500,000; (C) the representations and warranties of the Company set forth in Section 4.1(b), Section 4.2(b), Section 4.2(d), Section 4.2(e), Section 4.21 and Section 4.22 shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date); and (D) the other representations and warranties of the Company set forth in this Agreement shall not be true and correct as of the expiration of the Offer (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(2) the Company shall not have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer;

(3) an event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred from and after the date of this Agreement that is continuing as of immediately prior to the expiration of the Offer;

(4) an event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred from and after the date of this Agreement that is continuing as of immediately prior to the expiration of the Offer;

(5) (i) Parent shall not have received an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company shall not have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company (“WSGR”), in form and substance reasonably satisfactory to the Company, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or

(6) the Agreement shall have been terminated in accordance with its terms.

Except as expressly set forth in the Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex B

November 4, 2015

Board of Directors

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

Members of the Board:

We understand that HomeAway, Inc. (the “Company”), Expedia, Inc. (“Parent”) and HMS 1 Inc., a direct wholly owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Reorganization, dated as of November 4, 2015 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of an exchange offer (the “Offer”) for all outstanding shares of common stock of the Company, $0.001 par value per share (“Company Common Stock”) for per share consideration (the “Offer Consideration”) comprised of $10.15 in cash and 0.2065 shares of common stock of Parent, $0.0001 par value per share (“Parent Shares”), (ii) the subsequent merger of Purchaser with and into the Company (the “First Merger”) and (iii) immediately following the First Merger, the merger of the Company, as the surviving entity of the First Merger, with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers” and, the Mergers, together with the Offer, the “Transaction”). Pursuant to the First Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares owned or held in treasury by the Company or owned by Parent or any subsidiary of Parent or the Company and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Company Common Stock, other than Parent or any affiliate of Parent (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company and Parent, respectively. We have also reviewed (i) certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”), and (ii) certain forward- looking information relating to Parent prepared by the management of Parent, including financial projections and operating data of Parent prepared by the management of Parent (the “Parent Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company and Parent. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Shares and compared the financial performance of the Company and Parent and the prices and trading activity of Company Common Stock and Parent Shares with each other and with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

One Maritime Plaza	24th Floor	San Francisco, CA 94111

Tel: 415.844.7700	www.qatalyst.com	Fax: 415.391.3914

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and/or Parent. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. With respect to the Parent Projections, we have been advised by the management of Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have also assumed that the Offer and the Mergers, taken together, will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company and Parent as to the existing and future technology and products of the Company and Parent and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future may provide investment banking and other financial services to the Company and Parent and their respective affiliates for which they would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Common Stock in connection with the Offer and does not in any manner address the prices at which Company Common Stock or Parent Shares will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be

One Maritime Plaza	24th Floor	San Francisco, CA 94111

Tel: 415.844.7700	www.qatalyst.com	Fax: 415.391.3914

available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration to be received by the Holders pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration

One Maritime Plaza	24th Floor	San Francisco, CA 94111

Tel: 415.844.7700	www.qatalyst.com	Fax: 415.391.3914

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

One Maritime Plaza	24th Floor	San Francisco, CA 94111

Tel: 415.844.7700	www.qatalyst.com	Fax: 415.391.3914

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF EXPEDIA AND THE OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Expedia and the Offeror are set forth below. Unless otherwise indicated below, the current business address of each director and officer is c/o Expedia Inc., 333 108th Ave NE, Bellevue, WA98004. Unless otherwise indicated below, the current business telephone number of each director and officer is (425) 679-7200.

During the past five years, none of the directors and officers of Expedia or the Offeror listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each such person listed below is a citizen of the United States of America, except that Mr. José A. Tazón and Mark D. Okerstrom are citizens of Spain and Canada, respectively.

Directors and Executive Officers of Expedia

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Barry Diller, 73	Chairman of the Board and Senior Executive	Barry Diller has been the Chairman of the Expedia Board and Senior Executive of Expedia since completion of the IAC/Expedia spin-off. Mr. Diller has been the Chairman of the Board and Senior Executive of IAC since December 2010 and also served as Chairman of the Board and Chief Executive Officer of IAC (and its predecessors) from August 1995 through November 2010. Mr. Diller also previously served as the Chairman of the Board of Ticketmaster Entertainment, Inc. from August 2008 through January 2010 and as the Chairman of the Board of Live Nation Entertainment from January 2010 through October 2010 and remained a member of the Board of Live Nation Entertainment through January 2011. He served as Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994 and as the Chairman of the Board and Chief Executive Officer of Fox, Inc. from 1984 to 1992. Prior to joining Fox, Inc., Mr. Diller served for ten years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is currently a member of the Boards of Directors of The Washington Post Company and of The Coca-Cola Company. Mr. Diller is also a member of the Board of Councilors for the University of Southern California’s School of Cinematic Arts, the New York University Board of Trustees, the Executive Board for the Medical Sciences of the University of California, Los Angeles and a member of the Council on Foreign Relations. As Chairman of the Board of Expedia since its spin-off from IAC (as well as Chairman of the Board of IAC prior, during and after IAC’s acquisition

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
of TripAdvisor in 2004), Mr. Diller has a great depth of knowledge and experience regarding TripAdvisor and its businesses. Mr. Diller has extensive management experience, including through his service as Chief Executive Officer of media and interactive commerce companies, as well as experience as a director serving on other public company boards, including as Chairman. In addition, Mr. Diller effectively controls over a majority of the outstanding share capital of TripAdvisor.

Victor Kaufman, 72	Director and the Vice Chairman	Victor A. Kaufman has been a director and the Vice Chairman of Expedia since completion of the IAC/Expedia spin-off. Mr. Kaufman has been a director of IAC (and its predecessors) since December 1996 and has served as the Vice Chairman of IAC since October 1999. Mr. Kaufman also previously served as Vice Chairman of the Board of Ticketmaster Entertainment, Inc. from August 2008 through January 2010 and as a director of Live Nation Entertainment from January 2010 through December 2010. Mr. Kaufman served in the Office of the Chairman of IAC from January 1997 to November 1997 and as Chief Financial Officer of IAC from November 1997 to October 1999. Prior to his tenure with IAC, Mr. Kaufman served as the Chairman and Chief Executive Officer of Savoy Pictures Entertainment, Inc. from March 1992 and as a director of Savoy from February 1992. Mr. Kaufman was the founding Chairman and Chief Executive Officer of Tri-Star Pictures, Inc. and served in those capacities from 1983 until December 1987, at which time he became President and Chief Executive Officer of Tri-Star’s successor company, Columbia Pictures Entertainment, Inc. He resigned from those positions at the end of 1989 following the acquisition of Columbia by Sony USA, Inc. Mr. Kaufman joined Columbia in 1974 and served in a variety of senior positions at Columbia and its affiliates prior to the founding of Tri-Star. Mr. Kaufman has unique knowledge of and experience with TripAdvisor and its businesses gained through his involvement with TripAdvisor while a subsidiary of Expedia and IAC. Mr. Kaufman also has a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, as well as experience as a director serving on other public company boards.

Dara Khosrowshahi, 46	President and Chief Executive Officer	Dara Khosrowshahi has been a director and the Chief Executive Officer of Expedia since completion of the IAC/Expedia spin-off. Mr. Khosrowshahi served as the Chief Executive Officer of IAC Travel, a division of IAC, from January 2005 to the IAC/Expedia spin-off date. Prior to his tenure as Chief Executive Officer of IAC Travel, Mr. Khosrowshahi served as Executive Vice President and Chief Financial Officer of IAC from January 2002 to January 2005. Mr. Khosrowshahi served as IAC’s Executive Vice

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
President, Operations and Strategic Planning, from July 2000 to January 2002 and as President, USA Networks Interactive, a division of IAC, from 1999 to 2000. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning and was promoted to Senior Vice President in 1999. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi possesses in-depth experience with and knowledge of the online advertising sector of the global travel industry gained through his service as Chief Executive Officer of Expedia, parent company to TripAdvisor, and as Chief Executive Officer of IAC Travel prior to Expedia’s spin-off from IAC. Mr. Khosrowshahi also has a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions. In his roles as a director and Chief Executive Officer of Expedia, Mr. Khosrowshahi has gained valuable corporate governance experience.

A. George “Skip” Battle, 71	Director	A. George “Skip” Battle has been a director of Expedia since completion of the IAC/Expedia Spin-Off. Battle previously served as the Executive Chairman of Ask Jeeves, Inc. from January 2004 through July 2005 and as its Chief Executive Officer from December 2000 until January 2004. Battle was a business consultant and investor and served as a member of the boards of directors of several technology companies from 1995 to 2000. Prior thereto, Battle served with Andersen Consulting in various roles, including Worldwide Managing Partner, Market Development, until his retirement from Andersen Consulting in 1995.Mr. Battle is currently Chairman of the Board of Fair Isaac Corporation, a position he has held since 2002, and serves as lead independent director on the Board of Directors of LinkedIn Corporation, a position he has held since December 2010. He is also a director of Netflix, Inc., OpenTable, Inc., Workday, Inc. and three nonprofit organizations. Battle also served as a director of PeopleSoft, Inc. from 1995 until its acquisition by Oracle Corp. in 2004, of Barra, Inc. from 1996 until 2004, Advent Software, Inc. from 2006 to May 2011, the Masters Select family of funds (all registered investment companies) from August 1996 until December 2012, and of Sungevity, Inc. from February 2010 until January 2013.

Pamela L. Coe, 56	Director	Pamela L. Coe has been a director of Expedia since November 2012. Ms. Coe is currently Vice President, Deputy General Counsel and Secretary of Liberty Interactive Corporation (“Liberty”) and Liberty Media Corporation and has served in that capacity for the Liberty entities for more than the past five years. Prior to joining Liberty, Ms. Coe served as Senior Counsel, Finance at Liberty’s predecessor parent company, Tele-Communications, Inc. (“TCI”). Prior to her tenure at TCI, Ms. Coe was a partner in a major San

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Francisco-based law firm, specializing in corporate, securities and banking law.

Jonathan L. Dolgen, 70	Director	Jonathan L. Dolgen has been a director of Expedia since completion of the IAC/Expedia Spin-Off. From July 2004 until April 2010, Mr. Dolgen was a Senior Advisor to Viacom, Inc. (“Old Viacom”), a worldwide entertainment and media company, where he provided advisory services to the chief executive officer of Old Viacom, or others designated by him, on an as-requested basis. Effective December 31, 2005, Old Viacom was separated into two publicly traded companies, Viacom Inc. (“New Viacom”) and CBS Corporation. From the separation of Old Viacom, Mr. Dolgen provided advisory services to the chief executive officer of New Viacom, or others designated by him, on an as-requested basis. Since July 2004, Mr. Dolgen has been a private investor, and since September 2004, Mr. Dolgen has been the principal of Wood River Ventures, LLC, a private entity that seeks investment and other opportunities and provides consulting services, primarily in the media sector. From April 2005 until April 2013, Mr. Dolgen, through Wood River, had an arrangement with Madison Dearborn Partners, LLC to seek investment opportunities and consult, primarily in the media sector. From October 2006 through March 2008, Mr. Dolgen served as senior consultant for ArtistDirect, Inc. From April 1994 to July 2004, Mr. Dolgen served as Chairman and Chief Executive Officer of the Viacom Entertainment Group, a unit of Old Viacom, where he oversaw various operations of Old Viacom’s businesses, which during 2003 and 2004 primarily included the operations engaged in motion picture production and distribution, television production and distribution, regional theme parks, theatrical exhibition and publishing. As a result of the separation of Old Viacom, Old Viacom’s motion picture production and distribution and theatrical exhibition business became part of New Viacom’s businesses, and substantially all of the remaining businesses of Old Viacom overseen by Mr. Dolgen remained with CBS Corporation. Mr. Dolgen began his career in the entertainment industry in 1976 and, until joining the Viacom Entertainment Group, served in executive positions at Columbia Pictures Industries, Inc., Twentieth Century Fox and Fox, Inc., and Sony Pictures Entertainment. Mr. Dolgen has also been a director of Live Nation Entertainment, Inc. since its formation following the merger of Live Nation, Inc. and Ticketmaster in January 2010. Prior to the merger, Mr. Dolgen was a director of Ticketmaster from August 2008. From October 2004 until September 2008, Mr. Dolgen was a Director of Charter Communications, Inc. He is also a member of the Board of Trustees of the Claremont Graduate School and a director of the Simon Wiesenthal Center.

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Craig A. Jacobson, 63	Director	Craig A. Jacobson has been a director of Expedia since December 2007. Mr. Jacobson is a founding partner at the law firm of Hansen, Jacobson, Teller, Hoberman, Newman, Warren, Richman, Rush & Kaller, L.L.P., where he has practiced entertainment law for the past 20 years. Mr. Jacobson is a member of the Board of Directors of Aver Media, a privately-held Canadian lending institution, Charter Communications and Tribune Entertainment and was a director of Ticketmaster from August 2008 until its merger with Live Nation, Inc. in January 2010.

John C. Malone, 74	Director	John C. Malone has been a director of Expedia since completion of the IAC/Expedia Spin-Off, other than for a brief period in November/December 2012. Mr. Malone has served as the Chairman of the Board of Liberty Interactive Corporation (formerly known as Liberty Media Corporation) since 1994, and as Chairman of the Board of Liberty Media Corporation (formerly known as Liberty Spinco, Inc.) since August 2011 and as a director since December 2010, and he served as Liberty Interactive’s Chief Executive Officer from August 2005 through February 2006. Mr. Malone previously served as Chairman of the Board of Starz (formerly known as Liberty Media Corporation) from August 2011 to January 2013, and served as a director of Starz from December 2010 to January 2013. Mr. Malone also served as Chairman of the Board of Tele-Communications, Inc. from 1996 to 1999 and as Chief Executive Officer of Tele-Communications, Inc. from 1994 to 1997. In addition, Mr. Malone has served as Chairman of the Board of Directors of Liberty Global, Inc. since June 2005 and served as Chairman of the Board of Liberty Global’s predecessor, LMI, from March 2004 to June 2005. Mr. Malone served as a director of UnitedGlobalCom, Inc., now a subsidiary of Liberty Global, Inc., from January 2002 to June 2005. He has served as a director of Discovery Communications, Inc. since September 2008, and he served as Chairman of the Board of its predecessor, Discovery Holding Company, from March 2005 to September 2008. Mr. Malone has served as a director of Sirius XM Radio Inc. since April 2009. Mr. Malone served as a director of the Bank of New York Company, Inc. from June 2005 to April 2007, of Cablevision Systems Corp. from March 2005 to June 2005 and of Ascent Capital Group, Inc. from January 2010 to September 2012. In addition, Mr. Malone served as Chairman of the Board of Directors of DIRECTV from November 2009 until June 2010 and previously to that he served as Chairman of the Board of DIRECTV’s predecessor, The DirecTV Group, Inc., from February 2008 to November 2009. Mr. Malone also served as a director of IAC/InterActiveCorp from May 2006 until June 2010, and of Live Nation Entertainment, Inc. from January 2010 until February 2011.

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Peter Kern, 48	Director	Mr. Peter M. Kern is an Independent Director of Expedia Inc. Mr. Kern is a Managing Partner of InterMedia Partners, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications., Since April 2013, Mr. Kern has served as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company. Mr. Kern also serves on the boards of a number of private companies, including Televicentro of Puerto Rico, LLC, Luxury Retreats International Holdings, Inc. and Cine Latino, Inc.

José A. Tazón, 72	Director	José A. Tazón has been a director of Expedia since March 2009. Since January 1, 2009, Mr. Tazón has served as the nonexecutive Chairman of the Board of Directors of Amadeus IT Group S.A., a leading provider of IT solutions to the travel and tourism industry. Mr. Tazón served as Amadeus’ President and Chief Executive Officer from October 1990 until December 2008. Prior to joining Amadeus, Mr. Tazón worked at Iberian Airlines from 1975 until 1987, where he served as Head of Systems Planning from 1983 until 1987.

Mark Okerstrom, 42	Chief Financial Officer and Executive Vice President Operations	Mark D. Okerstrom has served as Expedia’s Executive Vice President and Chief Financial Officer since September 2011, and previously served as its Secretary from October 2011 until April 2012. As CFO, Mr. Okerstrom is responsible for all aspects of finance (including planning & analysis, accounting, tax, treasury, internal audit, procurement, real estate and investor relations) as well as corporate strategy and M&A for Expedia, Inc. globally. In August 2014, Mr. Okerstrom’s role was expanded, adding responsibility for the company’s eCommerce Platform Group (including centralized technology, payments, risk and global customer operations). He previously served as Senior Vice President of Corporate Development of Expedia since February 2009. Having joined Expedia in October 2006, Mr. Okerstrom had also previously served as Vice President, Corporate Development until February 2009 and as Senior Director, Corporate Development until February 2008. Prior to joining Expedia, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London.

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Robert Dzielak, 44	Executive Vice President, General Counsel and Secretary	Robert Dzielak has served as Expedia’s Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak previously served as Expedia’s Senior Vice President and acting General Counsel since October 2011. Since joining Expedia as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia and its brands. Prior to joining Expedia, Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation.

Directors and Executive Officers of the Offeror

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Mark D. Okerstrom, 42	Director; President and Chief Financial Officer	Mark D. Okerstrom has served as Expedia’s Executive Vice
President and Chief Financial Officer since September 2011,
and previously served as its Secretary from October 2011 until
April 2012. As CFO, Mr. Okerstrom is responsible for all
aspects of finance (including planning & analysis, accounting, tax, treasury, internal audit, procurement, real estate and
investor relations) as well as corporate strategy and M&A for
Expedia, Inc. globally. In August 2014, Mr. Okerstrom’s role was expanded, adding responsibility for the company’s
eCommerce Platform Group (including centralized technology,
payments, risk and global customer operations). He previously served as Senior Vice President of Corporate Development of
Expedia since February 2009. Having joined Expedia in
October 2006, Mr. Okerstrom had also previously served as
Vice President, Corporate Development until February 2009
and as Senior Director, Corporate Development until February
2008. Prior to joining Expedia, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and
worked with UBS Investment Bank in London. Prior to that,
Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London.

Robert J. Dzielak, 44	Director; Vice President and Secretary	Robert Dzielak has served as Expedia’s Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak previously served as Expedia’s Senior Vice President and acting General Counsel since October 2011. Since joining Expedia as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia and its brands. Prior to joining Expedia, Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The registrant’s certificate of incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The registrant’s bylaws provide mandatory indemnification to the fullest extent authorized by the Delaware General Corporation Law with respect to actions, suits, or proceedings that a person is party to, or threatened to be made a party to or otherwise involved in, by reason of the fact that he/she or a person of whom he/she is the legal representative is or was a director or officer of the registrant, or by reason of the fact that he/she is or was a director or officer of the registrant and serving in certain other capacities; provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below and that, with certain exceptions relating to suits to enforce rights to indemnification, such persons will be indemnified with respect to actions or suits initiated by such persons only if such action was first approved by the board of directors. The registrant’s bylaws include within this right to indemnification the right to be paid by the registrant the expenses incurred in defending such a proceeding in advance of its final disposition; provided that, in certain circumstances, the person provides an undertaking to the Registrant to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, the registrant’s officers and directors may be provided with indemnification agreements that are consistent with or greater than the foregoing provisions. The registrant has policies of directors’ and officers’ liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

The registrant is incorporated in the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of certain other entities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided that with respect to proceedings by or in the right of a corporation to procure a judgment in its favor, (a) a corporation may only indemnify such a person against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery, or such other court, shall deem proper.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement is contained in the index to exhibits, which is incorporated by reference into this Item 21.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) To respond to requests for information that are incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on November 16, 2015.

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Executive Vice President, General
Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Dara Khosrowshahi and Robert J. Dzielak, and each of them, as his or her true and lawful attorney in fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement on Form S-4 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on November 16, 2015.

Signature	Title

/s/ Dara Khosrowshahi Dara Khosrowshahi	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark D. Okerstrom Mark D. Okerstrom	Chief Financial Officer (Principal Financial Officer)

/s/ Lance A. Soliday Lance A. Soliday	Chief Accounting Officer and Controller (Principal Accounting Officer)

/s/ Barry Diller Barry Diller	Director (Chairman of the Board)

/s/ Victor A. Kaufman Victor A. Kaufman	Director (Vice Chairman)

/s/ Jonathan L. Dolgen Jonathan L. Dolgen	Director

Signature	Title

/s/ John C. Malone John C. Malone	Director

/s/ Craig A. Jacobson Craig A. Jacobson	Director

/s/ Peter M. Kern Peter M. Kern	Director

/s/ José A. Tazón José A. Tazón	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Reorganization, dated as of November 4, 2015, by and among Expedia, Inc., HMS 1 Inc. and HomeAway, Inc. (incorporated by reference to the copy included as Annex A to Part I of this Registration Statement)

2.2	Separation Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 2.1 of Expedia’s Quarterly Report on Form 10-Q filed on November 14, 2005)

2.3	Separation Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 2.1 of Expedia’s Current Report on Form 8-K filed on December 27, 2011)

2.4	Share Purchase Agreement, dated as of December 21, 2012, by and among Expedia, Inc., trivago GmbH, a wholly owned subsidiary of Expedia and the shareholders of trivago GmbH party thereto (incorporated by reference to Exhibit 2.1 of Expedia’s Current Report on Form 8-K filed on December 21, 2012)

2.5	Shareholders Agreement, dated as of December 21, 2012 by and among trivago GmbH, Expedia, Inc., a wholly owned subsidiary of Expedia and certain shareholders of trivago GmbH (incorporated by reference to Exhibit 2.2 of Expedia’s Current Report on Form 8-K filed on December 21, 2012)

3.1	Restated Certificate of Incorporation of Expedia, Inc. (incorporated by reference to Exhibit 3.1 of Expedia’s Current Report on Form 8-K filed on December 27, 2011)

3.2	Amended and Restated By-Laws of Expedia, Inc. (incorporated by reference to Exhibit 3.3 of Expedia’s Current Report on Form 8-K filed on August 15, 2005)

4.1	Amended and Restated Warrant Agreement, dated as of October 25, 2011, between Expedia, Inc. and Mellon Investor Services LLC, as equity warrant agent (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to Expedia’s Registration Statement on Form S-4 filed on October 31, 2011)

4.2	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 of Expedia’s Quarterly Report on Form 10-Q filed on November 14, 2006)

4.3	First Supplemental Indenture, dated as of January 19, 2007, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of Expedia’s Registration Statement on Form S-4 filed on January 25, 2007)

4.4	Indenture, dated as of August 5, 2010, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 5.95% Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 of Expedia’s Current Report on Form 8-K filed on August 10, 2010)

4.5	Indenture, dated as of August 13, 2014, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 4.500% Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 of Expedia’s Current Report on Form 8-K filed on August 18, 2014)

4.6	First Supplemental Indenture, dated as of August 18, 2014, among Expedia, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of Expedia’s Current Report on Form 8-K filed on August 18, 2014)

Exhibit Number	Description of Exhibit

4.7	Form of Note (included as Exhibit A to the First Supplemental Indenture in Exhibit 4.6) (incorporated by reference to Exhibit 4.3 of Expedia’s Current Report on Form 8-K filed on August 18, 2014)

4.8	Fourth Supplemental Indenture, dated as of June 3, 2015, among Expedia, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 of Expedia’s Current Report on Form 8-K filed on June 3, 2015)

4.9	Form of Note (included as Exhibit A to the Fourth Supplemental Indenture in Exhibit 4.8) (incorporated by reference to Exhibit 4.3 of Expedia’s Current Report on Form 8-K filed on June 3, 2015)

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding legality of securities being registered

8.1*	Form of opinion of Wachtell, Lipton, Rosen & Katz as to tax matters

8.2*	Form of opinion of Wilson Sonsini Goodrich & Rosati P.C. as to tax matters

10.1	Amended and Restated Governance Agreement among Expedia, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on December 27, 2011)

10.2	Tax Sharing Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.10 of Expedia’s Quarterly Report on
Form 10-Q filed on November 14, 2005)

10.3	Employee Matters Agreement by and between Expedia, Inc. and IAC/InterActiveCorp, dated as of August 9, 2005 (incorporated by reference to Exhibit 10.11 of Expedia’s Quarterly Report on
Form 10-Q filed on November 14, 2005)

10.4	Tax Sharing Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.2 of Expedia’s Current Report on
Form 8-K filed on December 27, 2011)

10.5	Employee Matters Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit 10.3 of Expedia’s Current Report on
Form 8-K filed on December 27, 2011)

10.6	Amended and Restated Credit Agreement dated as of September 5, 2014, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, LLC, a Nevada limited liability company; Hotwire, Inc., a Delaware corporation, the Lenders party hereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on September 11, 2014)

10.7	Office Building Lease by and between Tower 333 LLC, a Delaware limited liability company, and Expedia, Inc., a Washington corporation, dated June 25, 2007 (incorporated by reference to
Exhibit 10.1 of Expedia’s Quarterly Report on Form 10-Q filed on August 3, 2007)

10.8	Amended and Restated Stockholders Agreement between Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.11 of Expedia’s Annual Report on Form 10-K filed on February 9, 2012)

10.9	Second Amended and Restated Expedia, Inc. 2005 Stock and Annual Incentive Plan (incorporated by reference to Appendix A of Expedia’s Proxy Statement on Schedule 14A filed on April 30, 2013)

10.10	Expedia, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Appendix B of Expedia’s Proxy Statement on Schedule 14A filed on April 30, 2013)

10.11	Expedia, Inc. 2013 International Employee Stock Purchase Plan (incorporated by reference to Appendix C of Expedia’s Proxy Statement on Schedule 14A filed on April 30, 2013)

10.12	Form of Expedia, Inc. Restricted Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 10.1 of Expedia’s Quarterly Report on Form 10-Q filed on August 1, 2014)

10.13	Form of Expedia, Inc. Restricted Stock Unit Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.13 of Expedia’s Annual Report on Form 10-K filed on February 6, 2015)

Exhibit Number	Description of Exhibit

10.14	Form of Expedia, Inc. Stock Option Agreement (Domestic Employees) (incorporated by reference to Exhibit 10.14 of Expedia’s Annual Report on Form 10-K filed on February 6, 2015)

10.15	Form of Expedia, Inc. Stock Option Agreement (Contingent, Installment Vesting) (incorporated by reference to Exhibit 10.3 of Expedia’s Quarterly Report on Form 10-Q filed on April 30, 2009)

10.16	Form of Expedia, Inc. Stock Option Agreement (Contingent, Cliff Vesting) (incorporated by reference to Exhibit 10.4 of Expedia’s Quarterly Report on Form 10-Q filed on April 30, 2009)

10.17	Summary of Expedia, Inc. Non-Employee Director Compensation Arrangements (incorporated by reference to Exhibit 10.17 of Expedia’s Annual Report on Form 10-K filed on February 6, 2015)

10.18	Amended and Restated Expedia, Inc. Non-Employee Director Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.13 of Expedia’s Annual Report on Form 10-K filed on February 19, 2009)

10.19	Amended and Restated Expedia, Inc. Executive Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.17 of Expedia’s Annual Report on Form 10-K filed on February 19, 2009)

10.20	First Amendment of the Executed Deferred Compensation Plan, effective as of December 31, 2014 (incorporated by reference to Exhibit 10.20 of Expedia’s Annual Report on Form 10-K filed on February 6, 2015)

10.21	Employment Agreement between Dara Khosrowshahi and Expedia, Inc., effective as of August 2, 2012 (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on August 3, 2012)

10.22	Second Amended and Restated Expedia, Inc. Restricted Stock Unit Agreement for Dara Khosrowshahi, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.5 of Expedia’s Current Report on Form 8-K filed on December 27, 2011)

10.23	Stock Option Agreement between IAC/InterActiveCorp and Barry Diller, dated as of June 7, 2005 (incorporated by reference to Exhibit 10.8 of IAC/InterActiveCorp’s Quarterly Report on Form 10-Q filed on November 9, 2005)

10.24	IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan (incorporated by reference to Annex J of IAC/InterActiveCorp’s Registration Statement on Form S-4 filed on June 17, 2005)

10.25	Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective as of October 20, 2011 (incorporated by reference to Exhibit 10.17 of Amendment No. 2 to Expedia’s Registration Statement on Form S-4 filed on October 24, 2011)

10.26	Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., effective March 7, 2014 (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on March 7, 2014)

10.27	Second Amendment to the Amended and Restated Employment Agreement by and between Mark D. Okerstrom and Expedia, Inc., dated September 11, 2014 (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on September 12, 2014)

21.1	Subsidiaries of Expedia, Inc. (incorporated by reference to Exhibit 21 to Expedia’s Annual Report on Form 10-K filed on February 6, 2015)

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Ernst & Young LLP

23.3*	Consent of PricewaterhouseCoopers LLP

Exhibit Number	Description of Exhibit

23.4*	Consent of Wachtell, Lipton, Rosen & Katz for legality opinion (included in the opinion filed as Exhibit 5.1 and incorporated herein by reference)

23.5*	Consent of Wachtell, Lipton, Rosen & Katz for tax matters opinion (included in the opinion filed as Exhibit 8.1 and incorporated herein by reference)

23.6*	Consent of Wilson Sonsini Goodrich & Rosati P.C. for tax matters opinion (included in the opinion filed as Exhibit 8.2 and incorporated herein by reference)

99.1*	Consent of Qatalyst Partners LP

99.2*	Form of Letter of Transmittal

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*	Filed herewith.